EXHIBIT 10.1

EXECUTION COPY

RECEIVABLES TRANSFER AGREEMENT
by and among

TYSON RECEIVABLES CORPORATION,
as Transferor,

TYSON FOODS, INC.,
individually,
as Collection Agent and as Guarantor,

The Persons Parties hereto as
CP Conduit Purchasers,
Committed Purchasers
and Funding Agents

and

JPMORGAN CHASE BANK
(formerly known as The Chase Manhattan Bank),
as Administrative Agent

Dated as of October 17, 2001

As amended and restated as of August 6, 2008

TABLE OF CONTENTS

ARTICLE III

Representations and Warranties

ARTICLE IV

Conditions Precedent

ARTICLE V

Covenants

ARTICLE VI

Administration and Collections

ARTICLE VII

Termination Events

ARTICLE VIII

The Administrative Agent

ARTICLE IX

Limited Guaranty

ARTICLE X

Miscellaneous

RECEIVABLES TRANSFER AGREEMENT (as amended, supplemented or otherwise modified and in effect from time to time, this "Agreement"), dated as of October 17, 2001, by and among TYSON RECEIVABLES CORPORATION, a Delaware corporation, as transferor (in such capacity, the "Transferor"), TYSON FOODS, INC., a Delaware corporation, individually ("Tyson"), as collection agent (in such capacity, the "Collection Agent") and as guarantor under the Limited Guaranty set forth in Article IX (in such capacity, the "Guarantor"), the several commercial paper conduits identified on Schedule B and their respective permitted successors and assigns (the "CP Conduit Purchasers"; each, individually, a "CP Conduit Purchaser"), the several financial institutions identified on Schedule B as "Committed Purchasers" and their respective permitted successors and assigns (the "Committed Purchasers"; each, individually, a "Committed Purchaser"), the agent bank set forth opposite the name of each CP Conduit Purchaser and Committed Purchaser on Schedule B and its permitted successor and assign (the "Funding Agent" with respect to such CP Conduit Purchaser and Committed Purchaser), and JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), a New York state banking corporation ("JPMCB"), as administrative agent for the benefit of the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents (in such capacity, the "Administrative Agent").

PRELIMINARY STATEMENTS

WHEREAS the Transferor may desire to convey, transfer and assign, from time to time, undivided percentage interests in certain accounts receivable, and the CP Conduit Purchasers may desire to, and the Committed Purchasers in each Related Group, if requested by the CP Conduit Purchaser in its Related Group or (if such CP Conduit Purchaser does not make a purchase requested by the Transferor), shall, accept such conveyance, transfer and assignment of such undivided percentage interests, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Certain Defined Terms. Capitalized terms used herein shall have the meanings assigned to such terms in, or incorporated by reference into, Schedule A attached hereto, which Schedule A is incorporated by reference herein.

SECTION 1.02. Other Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

SECTION 1.03. Computation of Time Periods. Unless otherwise stated in this Agreement, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including," the words "to" and "until" each means "to but excluding," and the word "within" means "from and excluding a specified date and to and including a later specified date."

ARTICLE II

Purchases and Settlements

SECTION 2.01. Facility; Termination. On the terms and conditions set forth in this Agreement, the parties hereto establish a receivables financing facility ("Program") consisting of a renewable 364-day facility ("Facility A") and another renewable 364-day facility ("Facility B").

The Committed Purchasers' several obligations to make purchases from the Transferor hereunder shall terminate under each Facility on the applicable Termination Date. Notwithstanding anything to the contrary contained herein or in the other Transaction Documents,

(a) no Committed Purchaser shall be obligated to provide the Transferor with funds (i) in an amount that would exceed such Committed Purchaser's unused Commitment then in effect or (ii) for a Tranche Period that would extend beyond the applicable Commitment Expiry Date, subject to Section 2.02(a)(iv) and in the case of Facility A to Section 2.03(a), and

(b) the failure of any Committed Purchaser to make its Commitment Pro Rata Share of such purchase available to the Transferor (subject to the terms and conditions set forth herein) shall not relieve any other Committed Purchaser of its obligations hereunder.

Notwithstanding the foregoing or any other provision contained herein, to the extent that any Committed Purchaser fails to agree to an extension of the Facility B Commitment Expiry Date in accordance with Section 2.26(b) hereof, (i) such Committed Purchaser shall fund such Committed Purchaser's Facility Pro Rata Share with respect to Facility B of the Transfer Price for each Transferred Interest solely by accepting a Term-out Period Account Funded Incremental Transfer and (ii) no CP Conduit in such Committed Purchaser's Related Group shall accept any Incremental Transfers with respect to Facility B after the then existing Facility B Commitment Expiry Date.

SECTION 2.02. Transfers; Certificates; Eligible Receivables.

(a) Incremental Transfers. Prior to the Termination Date, upon the terms and subject to the conditions set forth herein and in the other Transaction Documents,

(x) the Transferor may, at its option from time to time, request a conveyance, transfer and assignment to each CP Conduit Purchaser (prior to the occurrence of a CP Conduit Purchaser's Termination Event with respect to such CP Conduit Purchaser) or if any CP Conduit Purchaser does not make such purchase, to the Committed Purchaser(s) in such CP Conduit Purchaser's Related Group; and

(y) each CP Conduit Purchaser may, at its option from time to time (prior to the occurrence of a CP Conduit Purchaser's Termination Event with respect to such CP Conduit Purchaser), and if any CP Conduit Purchaser does not make such purchase, the Committed Purchaser(s) in such CP Conduit Purchaser's Related Group shall, accept such conveyance, transfer and assignment from the Transferor, without recourse except as provided herein,

of undivided percentage ownership interests in the Receivables, together with Related Security, Collections and Proceeds with respect thereto (each, an "Incremental Transfer") at the Transfer Price from time to time prior to the Termination Date; provided that

(i) after giving effect to the issuance of Commercial Paper by the CP Conduit Purchasers or the obtaining of funds by the Committed Purchasers to fund the Transfer Price of any Incremental Transfer and the payment to the Transferor of such Transfer Price, the Net Investment shall not exceed the Program Limit;

(ii) the representations and warranties set forth in Section 3.01 shall be true and correct as of the date of such Incremental Transfer and the payment to the Transferor of the Transfer Price related thereto;

(iii) a portion of each Tranche of such Incremental Transfer shall be allocated to each Related Group according to its Commitment Pro Rata Share; and

(iv) each Related Group's portion of such Tranche will be allocated to such Related Group's Facility A and Facility B according to such Related Group's applicable Facility Pro Rata Share; provided, however, that if allocating such portion of such Tranche according to the applicable Facility Pro Rata Share would result in (x) a Tranche Period that extends beyond the Facility A Commitment Expiry Date being allocated to Facility A of such Related Group or (y) a Tranche Period that extends beyond the Facility B Commitment Expiry Date being allocated to Facility B of such Related Group, such Tranche Period, to the extent it applies to Facility A of such Related Group or Facility B of such Related Group, as applicable, will be deemed to end on the Facility A Commitment Expiry Date or the Facility B Commitment Expiry Date, as applicable.

The Transferor may, by delivery of a Transfer/Tranche Period Request to the Administrative Agent and each Funding Agent by telecopy, offer to convey, transfer and assign to each CP Conduit Purchaser (prior to the occurrence of a CP Conduit Purchaser's Termination Event with respect to such CP Conduit Purchaser) or if any CP Conduit Purchaser does not make such purchase, to the Committed Purchaser(s) in such CP Conduit Purchaser's Related Group, undivided percentage ownership interests in the Receivables and Related Security, Collections and Proceeds with respect thereto at least two (2) Business Days prior to the proposed date of any Incremental Transfer. Each such notice shall specify (x) the desired Transfer Price (which shall be at least $3,000,000 in the aggregate, or integral multiples of $100,000 in excess thereof) or, to the extent that the then available unused portion of the Program Limit is less than such

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amount, such lesser amount equal to such available portion of the Program Limit; (y) the desired date of such Incremental Transfer which shall be a Business Day; and (z) the desired Tranche Period(s) and allocations of the Net Investment of such Incremental Transfer thereto as required by Section 2.03 hereof. Each Incremental Transfer shall be subject to the condition precedent that the Collection Agent shall have delivered to the Administrative Agent, in form and substance satisfactory to each Funding Agent, the most recently completed Settlement Statement (and to the extent required by Section 5.01(a)(ix), a completed Weekly Report dated within five (5) Business Days prior to the desired date of such Incremental Transfer), together with such other additional information as any Funding Agent may reasonably request. The Administrative Agent will promptly notify the Funding Agent for each CP Conduit Purchaser and the Committed Purchasers, as applicable, of the Administrative Agent's receipt of any request for an Incremental Transfer to be made to such Person. At their option, each CP Conduit Purchaser shall accept or reject any such offer by prompt written notice given to the Transferor, the Administrative Agent and the Funding Agent with respect to such CP Conduit Purchaser by telephone or telecopy.

Each notice of proposed Incremental Transfer shall be irrevocable and binding on the Transferor, and the Transferor shall indemnify the CP Conduit Purchasers and the Committed Purchasers against any loss or expense incurred by the CP Conduit Purchasers and the Committed Purchasers, either directly or indirectly, as a result of any failure by the Transferor to complete such Incremental Transfer, including, without limitation, any loss or expense incurred by the CP Conduit Purchasers and the Committed Purchasers by reason of the liquidation or reemployment of funds acquired by the CP Conduit Purchasers or the Committed Purchasers (including, without limitation, funds obtained by issuing Commercial Paper or promissory notes, obtaining deposits as loans from third parties and reemployment of funds) to fund such Incremental Transfer.

On the date of the initial Incremental Transfer, each Funding Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers in its Related Group, shall deliver written confirmation to the Transferor of the Transfer Price, the Tranche Period(s) and the Tranche Rate(s) relating to such Transfer as required by Section 2.03 hereof, and the Transferor shall deliver to the Administrative Agent the Transfer Certificate in the form of Exhibit E hereto (the "Transfer Certificate"). The Transfer Price for the initial Incremental Transfer shall be $702,000,000. The Administrative Agent shall indicate the amount of the initial Incremental Transfer together with the date thereof on the grid attached to the Transfer Certificate; provided, however, that the failure by the Administrative Agent to make the foregoing notations shall not in any way affect the Transferor's obligations hereunder. On the date of each subsequent Incremental Transfer, each Funding Agent shall send written confirmation to the Transferor of the Transfer Price, the Tranche Period(s), the Transfer Date and the Tranche Rate(s) applicable to such Incremental Transfer. The Administrative Agent shall indicate the amount of the Incremental Transfer together with the date thereof as well as the Net Investment (after giving effect to the Incremental Transfer) on the grid attached to the Transfer Certificate. The Transfer Certificate shall evidence the Incremental Transfers. On the day of each Incremental Transfer, each CP Conduit Purchaser and Committed Purchaser participating in such purchase shall deposit to the Transferor's account, in immediately available funds, an amount equal to its share of the Transfer Price for such Incremental Transfer made to the CP Conduit Purchasers or the

Committed Purchasers, as applicable. No Committed Purchaser shall have any responsibility for the failure of any other Committed Purchaser to make any such deposit.

(b) <u>Reinvestment Transfers.</u> On each Business Day occurring after the initial Incremental Transfer hereunder and prior to a CP Conduit Purchaser's Termination Event (in the case of the CP Conduit Purchasers) and the Termination Date, the Transferor hereby agrees to convey, transfer and assign to each CP Conduit Purchaser (prior to the occurrence of a CP Conduit Purchaser's Termination Event with respect to such CP Conduit Purchaser) or the Committed Purchasers, and each CP Conduit Purchaser may agree to purchase and, if such CP Conduit Purchaser does not so purchase, each Committed Purchaser in its Related Group shall purchase from the Transferor, undivided percentage ownership interests in each and every Receivable, together with Related Security, Collections and Proceeds with respect thereto, to the extent that Collections are available for such Transfer in accordance with Section 2.05 hereof. The Transferor agrees to maintain, at all times prior to the Termination Date, a Net Receivables Balance in an amount at least sufficient to maintain the Percentage Factor at an amount not greater than the Maximum Percentage Factor pursuant to Section 2.06. Accordingly, the maximum amount of funding that the Transferor may obtain on the Closing Date or at any time thereafter shall be equal to the maximum Net Investment that would not exceed the Program Limit and would not cause the Percentage Factor to exceed the Maximum Percentage Factor.

(c) <u>All Transfers.</u> Each Transfer shall constitute a purchase of undivided percentage ownership interests in each and every Receivable, together with Related Security, Collections and Proceeds with respect thereto, then existing, as well as in each and every Receivable, together with Related Security, Collections and Proceeds with respect thereto, which arises at any time after the date of such Transfer. The CP Conduit Purchasers' (and, following the occurrence of a CP Conduit Purchaser's Termination Event with respect to any CP Conduit Purchaser, the Committed Purchaser(s) in its Related Group) aggregate undivided percentage ownership interest in the Receivables, together with the Related Security, Collections and Proceeds with respect thereto, shall equal the Percentage Factor in effect from time to time. By accepting any conveyance, transfer and assignment of ownership interests in the Receivables hereunder, none of the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents or the Administrative Agent assumes or shall have any obligations or liability under any of the applicable Contracts, all of which shall remain the obligations and liabilities of the Sellers. Such purchases from the Transferor by the CP Conduit Purchasers and the Committed Purchasers shall be made in accordance with their respective Commitment Pro Rata Shares.

(d) <u>Percentage Factor.</u> The Percentage Factor shall be initially computed as of the opening of business of the Collection Agent on the date of the initial Incremental Transfer hereunder. Thereafter, until the Termination Date, the Percentage Factor shall be automatically recomputed as of the close of business of the Collection Agent on each Business Day and on each Saturday on which the Collection Agent is open until the Termination Date. The Percentage Factor shall remain constant from the time as of which any such computation or recomputation is made until the time as of which the next such recomputation, if any, shall be made. At all times on and after the Termination Date until the date on which the Net Investment has been reduced to zero, all Term-out Period Advances have been repaid in full and all accrued Discount, Servicing Fees and all other Aggregate Unpaids have been paid in full, the Percentage Factor shall equal 100%. Following any assignment of any portion of the Transferred Interest to the Committed Purchasers in any Related Group pursuant to the relevant Asset Purchase Agreement, the Funding Agent for such Related Group shall, at all times and from time to time, calculate such CP Conduit Purchaser's and such Committed Purchaser's pro rata interest in the Percentage Factor and regularly report thereon to the Administrative Agent (with copies thereof to the Transferor).

SECTION 2.03. Selection of Tranche Periods and Tranche Rates.

(a) Transferred Interest Held by CP Conduit Purchasers Prior to CP Conduit Purchaser's Termination Event. At all times hereafter, but prior to the Termination Date and not with respect to any portion of the Transferred Interest held by any of the Committed Purchasers, the Transferor may, subject to each Match Funding CP Conduit Purchaser's approval and the limitations described below, request Tranche Periods and allocate a portion of the Net Investment to each selected Tranche Period, so that the aggregate amounts allocated to outstanding Tranche Periods at all times shall equal the portion of the Net Investment held by the Match Funding CP Conduit Purchasers. Each Related Group's portion of each applicable Tranche will be allocated to such Related Group's Facility A and Facility B according to such Related Group's applicable Facility Pro Rata Share; provided, however, that if allocating such portion of such Tranche according to the applicable Facility Pro Rata Share would result in a Tranche Period that extends beyond the Facility A Commitment Expiry Date being allocated to Facility A of such Related Group, such Tranche Period, to the extent it applies to Facility A of such Related Group, will be deemed to end on the Facility A Commitment Expiry Date. The Transferor may, by delivery of a Transfer/Tranche Period Request by telecopy to the Administrative Agent and the Funding Agent with respect to any Match Funding CP Conduit Purchaser at least two (2) Business Days prior to the expiration of any then existing Tranche Period, request new Tranche Period(s) with respect to the relevant Match Funding CP Conduit Purchaser; provided, however, that each Match Funding CP Conduit Purchaser may select, in its sole discretion, any such new Tranche Period if (i) the Transferor fails to provide such notice on a timely basis or (ii) the Funding Agent with respect to such Match Funding CP Conduit Purchaser, on behalf of such Match Funding CP Conduit Purchaser, determines, in its sole discretion, that the Tranche Period requested by the Transferor is unavailable or for any reason commercially undesirable. Each Match Funding CP Conduit Purchaser confirms that it is its intention to allocate all or substantially all of the portion of the Net Investment held by it to one or more CP Tranche Periods; provided that each Match Funding CP Conduit Purchaser may determine, from time to time, in its sole discretion, that funding such portion of the Net Investment by means of one or more CP Tranche Periods is not possible or is not desirable for any reason.

On any Business Day, a Match Funding CP Conduit Purchaser may elect that the Transferor no longer be permitted to select CP Tranches in accordance with the preceding paragraph in respect of the CP Conduit Funded Amount with respect to such Match Funding CP Conduit Purchaser by giving the Transferor and the Administrative Agent irrevocable written notice thereof, which notice must be received by the Transferor and the Administrative Agent at least one Business Day prior to such election becoming effective. On any Business Day, a Pooled Funding CP Conduit Purchaser may elect thereafter to allow the Transferor to select CP Tranches in accordance with the preceding paragraph in respect of the CP Conduit Funded Amount with respect to such Pooled Funding CP Conduit Purchaser by giving the Transferor and the Administrative Agent irrevocable written notice thereof, which notice must be received by the Transferor and the Administrative Agent at least two (2) Business Days prior to such Business Day. Any CP Conduit Purchaser making an election to change the manner in which its funding costs are allocated will be both a Match Funding CP Conduit Purchaser and a Pooled Funding CP Conduit Purchaser during the period that its CP Conduit Funded Amount is funded on both a "pooled" and "match funded" basis and its accrued and unpaid Discount will be calculated accordingly. For all purposes of this Agreement, the "CP Tranche" with respect to any Pooled Funding CP Conduit Purchaser shall be equal to the aggregate amount of its CP Conduit Funded Amount funded on a pooled basis during the related CP Tranche Period.

(b) Transferred Interest Held by CP Conduit Purchasers Following the Termination Date. At all times on and after the Termination Date, with respect to any portion of the Transferred Interest which shall not have been transferred to the Committed Purchasers (or any of them), each CP Conduit Purchaser or the Funding Agent with respect to such CP Conduit Purchaser, as applicable, shall select all Tranche Periods (not to exceed 45 days) and Tranche Rates applicable thereto upon the expiration of Tranche Periods in effect on the Termination Date.

(c) Transferred Interest Held by the Committed Purchasers or Liquidity Provider Prior to the Termination Date. With respect to any portion of the Transferred Interest which is owned by or transferred to a Committed Purchaser or Liquidity Provider pursuant to this Agreement or an Asset Purchase Agreement prior to the Termination Date, the initial Tranche Period applicable to such portion of the Net Investment allocable thereto shall be a period of at least three (3) Business Days, and such Tranche shall be a BR Tranche. Thereafter (but prior to the Termination Date), with respect to such portion, and with respect to any other portion of the Transferred Interest held by or transferred to any Committed Purchaser or Liquidity Provider, the Tranche Period applicable thereto shall be, at the Transferor's sole option, either a BR Tranche or a Eurodollar Tranche. The Transferor may, by delivery of a Transfer/Tranche Period Request by telecopy to the Administrative Agent and the Funding Agents with respect to any Committed Purchaser (i) if the applicable Tranche is to be a Eurodollar Tranche, at least three (3) Business Days prior to the expiration of any then existing Tranche Period, and (ii) if the applicable Tranche is to be a BR Tranche, at least one (1) Business Day prior to the expiration of any then existing Tranche Period, request new Tranche Period(s) with respect to such Committed Purchaser or Liquidity Provider. Any Tranche Period maintained by the Committed Purchasers which is outstanding on the Termination Date shall end on the Termination Date.

(d) After the Termination Date; Transferred Interest Held by or Transferred to Committed Purchasers or Liquidity Providers. At all times on and after the Termination Date, with respect to any portion of the Transferred Interest which shall have been owned by, or transferred to, the Committed Purchaser or Liquidity Provider, the Funding Agents of the applicable Committed Purchaser or Liquidity Provider shall select all Tranche Periods and Tranche Rates applicable thereto upon the expiration of Tranche Periods in effect on the Termination Date.

(e) Term-out Period Advances Made Prior to the Termination Date. With respect to any portion of a Term-out Period Advance which is made by a Nonrenewing Committed Purchaser pursuant to this Agreement prior to the Termination Date, the initial Tranche Period applicable to such portion shall be either (i) at the Transferor's sole option, either a Eurodollar Tranche or a BR Tranche if so specified in the written request for such Term-out Period Advance delivered pursuant to Section 2.26(c) and if such request is delivered at least three (3) days prior to such initial Tranche Period or (ii) if not so specified, a period of at least three (3) days, and such Tranche shall be a BR Tranche. Thereafter (but prior to the Termination Date), with respect to any portion of such Term-out Period Advance, the Tranche Period applicable thereto shall be, at the Transferor's sole option, either a Eurodollar Tranche or a BR Tranche. The Transferor shall give the Administrative Agent and the Funding Agents with respect to the applicable Nonrenewing Committed Purchasers irrevocable notice by telephone of the new Tranche Period at least three (3) Business Days prior to the expiration of any then existing Tranche Period. Any Tranche Period maintained by the Nonrenewing Committed Purchasers which is outstanding on the Termination Date shall end on the Termination Date.

(f) <u>After the Termination Date; Term-out Period Advances Made by Nonrenewing Committed Purchasers.</u> At all times on and after the Termination Date, with respect to any Term-out Period Advances which shall have been made by the Nonrenewing Committed Purchasers, the Funding Agents with respect to the applicable Nonrenewing Committed Purchasers shall select all Tranche Periods and Tranche Rates applicable thereto upon the expiration of Tranche Periods in effect on the Termination Date.

(g) Nieuw Amsterdam may at any time designate all or any portion of the Net Investment held by it as a "CP Conduit Purchaser" as having been transferred to itself in its capacity as a "Committed Purchaser", to the same extent and with the same effect as if such transfer had been made to a third party Committed Purchaser pursuant to this Agreement or an Asset Purchase Agreement.

SECTION 2.04. <u>Discount, Fees and Other Costs and Expenses.</u> Notwithstanding the limitation on recourse under Section 2.01 hereof, the Transferor shall pay, as and when due in accordance with this Agreement and the other Transaction Documents, all Discount, Servicing Fees, Fees and other Aggregate Unpaids to the extent not otherwise provided for by the provisions of this Agreement. As provided in Section 2.05 and 2.06, the Transferor shall pay to the Administrative Agent, on behalf of the CP Conduit Purchasers and/or the Committed Purchasers, as applicable, an amount equal to the accrued and unpaid Discount for such Tranche Period together with, in the event any portion of the Transferred Interest is held by the CP Conduit Purchasers, an amount equal to the Discount (without duplication) accrued on the CP Conduit Purchasers' Commercial Paper to the extent such Commercial Paper was issued in order to fund the Transferred Interest in a face amount in excess of the Transfer Price of an Incremental Transfer; <u>provided</u> that (i) in the event of any repayment or prepayment of a BR Tranche or a Eurodollar Tranche, accrued Discount on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (ii) in the event of any conversion of a BR Tranche or a Eurodollar Tranche, accrued interest on such BR Tranche or Eurodollar Tranche shall be payable on the effective date of such conversion. Discount shall accrue with respect to each Tranche on each day occurring during the Tranche Period related thereto.

Nothing in this Agreement or the other Transaction Documents shall limit in any way the obligations of the Transferor to pay the amounts set forth in this Section 2.04.

SECTION 2.05. <u>Non-Liquidation Settlement and Reinvestment Procedures.</u> (a) On each day after the date of any Incremental Transfer but prior to the Termination Date, and provided that Section 2.06 shall not be applicable, the Collection Agent shall, out of the Percentage Factor of Collections received on or prior to such day and not previously set aside or paid:

       (i) set aside and hold in trust for the CP Conduit Purchasers or the Committed Purchasers, as applicable an amount equal to all Discount, Fees and the Servicing Fee accrued through such day and not so previously set aside or paid;

       (ii) apply the balance of such Percentage Factor of Collections remaining after application of Collections as provided in clause (i) of this Section 2.05 to the Transferor, for the benefit of the CP Conduit Purchasers and/or the Committed Purchasers, as applicable, to the purchase of additional undivided percentage interests in each Receivable pursuant to Section 2.02(b) hereof; and

       (iii) remit the balance, if any, of Collections remaining after the applications provided in clauses (i) and (ii) to the Transferor or its designee.

       (b) On each Settlement Date (or during a Downgrade Condition, on each Weekly Settlement Date), from the amounts set aside as described in clause (a) (i) of this Section 2.05, the Collection Agent shall deposit to the Collection Account, for the benefit of the CP Conduit Purchasers and/or the Committed Purchasers, as applicable, an amount equal to the accrued and unpaid Discount and Fees for the related Settlement Period (or during a Downgrade Condition, for the period since the end of the preceding Settlement Period or for the preceding calendar week) and shall deposit to its own account an amount equal to the accrued and unpaid Servicing Fee for such Settlement Period (or calendar week, as applicable); <u>provided</u> that (i) accrued and unpaid Discount with respect to any Eurodollar Tranche shall be deposited at the end of the related Tranche Period, and (ii) at the end of each Eurodollar Tranche Period, the Administrative Agent shall distribute from such amounts deposited into the Collection Account to the Funding Agents for the CP Conduit Purchasers and/or the Committed Purchaser the amount of accrued and unpaid Discount for such Eurodollar Tranche Period, as calculated by the Funding Agents in accordance with the Transaction Documents. On each Settlement Date (or during a Downgrade Condition, on each Weekly Settlement Date), the Administrative Agent shall distribute from such amounts deposited into the Collection Account to the Funding Agents for the CP Conduit Purchasers and/or the Committed Purchasers the amount of accrued and unpaid Discount and Fees for such preceding Settlement Period (or during a Downgrade Condition, for the period since the end of the preceding Settlement Period or for the preceding calendar week, as applicable) as calculated by the Funding Agents in accordance with the Transaction Documents; <u>provided</u> that if the Administrative Agent shall have insufficient funds to pay all of the above amounts in full on any such date, the Administrative Agent shall notify the Transferor and the Transferor shall immediately pay to the Administrative Agent, from funds previously paid to the Transferor, an amount equal to such insufficiency. The Administrative Agent shall pay the Funding Agents in accordance with the records maintained by the Funding Agents pursuant to Section 2.24; <u>provided</u> that earnings on any Permitted Investments in a Committed Purchaser's Term-out Period Account shall be applied to offset the Discount payable to such Committed Purchaser on any date upon which Discount is payable to such Committed Purchaser.

SECTION 2.06. Liquidation Settlement Procedures. (a) If at any time on or prior to the Termination Date, the Percentage Factor is greater than the Maximum Percentage Factor, then the Collection Agent shall immediately pay to each Funding Agent, for the benefit of the relevant CP Conduit Purchasers and/or the Committed Purchasers, as applicable, from previously received Collections, an amount that, when applied to reduce the Net Investment will result in a Percentage Factor less than or equal to the Maximum Percentage Factor, to be allocated to each Related Group based on its Commitment Pro Rata Share and, within each Related Group, to each Facility based on the applicable Facility Pro Rata Share. Such amount shall be applied to reduce the Net Investment of Tranche Periods selected by the Funding Agents. On the Termination Date or the day on which a Potential Termination Event occurs, the Collection Agent shall deposit to the Collection Account, for the benefit of the CP Conduit Purchasers and the Committed Purchasers, as applicable, any amounts set aside pursuant to Section 2.05 above.

(b) The Collection Agent shall implement the procedures set forth in this clause (b) (a "Partial Liquidation") with respect to the Related Group of any Liquidating Related Group under Section 2.26. On each Business Day, until the portion of such Related Group's Facility A Net Investment is reduced to zero, and provided that no Termination Date has been declared or has occurred, the Collection Agent shall apply out of the Percentage Factor of Collections received on or before such Business Day and not previously applied, funds in the following manner:

(i) first, set aside and hold in trust for the CP Conduit Purchasers or the Committed Purchasers, as applicable, an amount equal to all Discount, Fees and the Servicing Fee accrued through such day and not so previously set aside or paid;

(ii) second, on each Settlement Date (or during a Downgrade Condition, on each Weekly Settlement Date), deposit such funds as specified in Section 2.05(b) and the Administrative Agent shall distribute such funds as specified in Section 2.05(b);

(iii) third, on each Settlement Date (or during a Downgrade Condition, on each Weekly Settlement Date), pay to the Funding Agent for such Liquidating Related Group an amount equal to such Liquidating Related Group's Liquidation Share of all remaining Collections, up to the amount of such Liquidating Related Group's Facility A Net Investment, in payment of such Liquidating Related Group's Facility A Net Investment; and

(iv) fourth, apply the balance of such Collections to the purchase of additional undivided percentage interests pursuant to Section 2.02 (b) hereof.

(c) On the Termination Date and on each day thereafter, the Collection Agent shall deposit to the Collection Account, for the benefit of the CP Conduit Purchasers and the Committed Purchasers, as applicable, the Percentage Factor of all Collections received on such day, and the Administrative Agent shall distribute such funds in the following order of priority:

(i) first, in payment in full of the accrued Discount and all Fees payable by the Transferor;

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(ii) second, if Tyson or any Affiliate of Tyson is not then the Collection Agent, to the Collection Agent's account, in payment in full of the Servicing Fee payable to the Collection Agent;

(iii) third, in reduction of the Net Investment to zero and the repayment in full of all Term-out Period Advances, to be allocated to each Related Group based on its Commitment Pro Rata Share and, within each Related Group, to each Facility based on the applicable Facility Pro Rata Share;

(iv) fourth, in payment in full of all other Aggregate Unpaids not covered in clauses (i) through (iii) above; and

(v) fifth, if Tyson or any Affiliate of Tyson is the Collection Agent, to its account as Collection Agent, in payment of the Servicing Fee payable to such Person as Collection Agent.

The Administrative Agent, upon its receipt of such amounts in the Collection Account, shall distribute such amounts to the Funding Agents for the CP Conduit Purchasers and/or the Committed Purchasers entitled thereto in accordance with the records maintained by the Funding Agents pursuant to Section 2.24; provided that if the Administrative Agent shall have insufficient funds to pay all of the above amounts in full on any such date, the Administrative Agent shall pay such amounts in the order of priority set forth above and, with respect to any such category above for which the Administrative Agent shall have insufficient funds to pay all amounts owing on such date, ratably (based on the amounts in such categories owing to such Persons) among all such Persons entitled to payment thereof.

(d) Following the date on which the Net Investment has been reduced to zero, all Term-out Period Advances have been paid in full and all accrued Discount, Fees, Servicing Fees and all other Aggregate Unpaids have been paid in full, (i) the Percentage Factor shall equal zero, (ii) the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, shall be considered to have reconveyed to the Transferor all of the CP Conduit Purchasers' and the Committed Purchasers' right, title and interest in, to and under the Receivables and Related Security, Collections and Proceeds with respect thereto, and (iii) the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, shall execute and deliver to the Transferor, at the Transferor's expense, such documents or instruments as are necessary to terminate the CP Conduit Purchasers' and the Committed Purchasers' respective interests in the Receivables and Related Security, Collections and Proceeds with respect thereto. Any such documents shall be prepared by or on behalf of the Transferor.

(e) Subject to Section 2.16, the Transferor may, by delivery of a Reduction Notice to the Administrative Agent and each Funding Agent by telecopy, at any time and from time to time reduce the Net Investment, in whole or in part, upon at least three Business Days' prior notice to the Administrative Agent before 11:00 a.m., New York City time; provided, however, that each partial reduction of the Net Investment shall be in an amount that is an integral multiple of $1,000,000 and not less than $3,000,000 in the aggregate. Upon the date specified in such Reduction Notice for such reduction, the Transferor shall immediately pay to the relevant Funding Agent, for the benefit of the applicable CP Conduit Purchasers and/or the Committed Purchasers, as applicable, from previously received Collections, an amount equal to the Commitment Pro Rata Share of the applicable Related Group of such targeted reduction, to be allocated within such Related Group to each Facility based on the applicable Facility Pro Rata Share. Such amount shall be applied to reduce the Net Investment of Tranche Periods selected by the Funding Agents.

SECTION 2.07. Reduction of Commitments. Upon fifteen (15) days written notice to the Administrative Agent, the Transferor may reduce the Commitments of the Committed Purchasers and repay Term-out Period Advances, pro rata, in an aggregate amount equal to $5,000,000 or a whole multiple of $500,000 in excess thereof; provided that no such termination, reduction or repayment shall be permitted if, after giving effect thereto, the Net Investment would exceed 98.04% of the sum of the Aggregate Commitment and the Nonrenewing Amounts of all Committed Purchasers. Upon any such reduction or repayment, the Commitment of each Committed Purchaser shall be reduced, and the Term-out Period Advance of each Committed Purchaser shall be repaid, in an amount equal to such Committed Purchaser's Commitment Pro Rata Share of the amount of such reduction or repayment, and the Program Limit shall be recalculated to equal 98.04% of the sum of the Aggregate Commitment and the Nonrenewing Amounts of all Committed Purchasers. Once reduced, the Commitments shall not be subsequently reinstated and once repaid, the Term-out Period Advances may not be reborrowed. The Commitment of each Committed Purchaser shall be automatically reduced to zero on its Commitment Expiry Date and the Commitment of all Committed Purchasers shall be automatically reduced to zero on the Termination Date.

SECTION 2.08. Fees. To the extent not otherwise provided for by the provisions of this Agreement, the Transferor shall pay to the Administrative Agent, for its own account and the account of each CP Conduit Purchaser, Funding Agent and Committed Purchaser, the Fees specified in the Fee Letter.

SECTION 2.09. Protection of Ownership Interest of the CP Conduit Purchasers and the Committed Purchasers. (a) The Transferor will, and will cause each Seller to, from time to time, at its expense, promptly execute and deliver all instruments and documents and take all actions as may be necessary or as any Funding Agent may reasonably request in order to perfect or protect the Transferred Interest and the Term-out Period Accounts or to enable the Administrative Agent, the CP Conduit Purchasers, the Funding Agents or the Committed Purchasers to exercise or enforce any of their respective rights hereunder. Without limiting the foregoing, the Transferor will, and will cause each Seller to, upon the request of any Funding Agent, the CP Conduit Purchasers or any of the Committed Purchasers, in order to accurately reflect this purchase and sale transaction, (x) execute and file such financing or continuation statements or amendments thereto or assignments thereof as may be so requested, and (y) mark its respective master data processing records and other documents with a legend describing the conveyance to the Transferor (in the case of the Sellers) and to the Administrative Agent for the benefit of the CP Conduit Purchasers and the Committed Purchasers, of the Transferred Interest. The Transferor shall, and will cause the Sellers to, upon request of any Funding Agent, obtain such additional search reports as any Funding Agent, for the benefit of the CP Conduit Purchasers and the Committed Purchasers, shall reasonably request. To the fullest extent permitted by applicable law, the Administrative Agent shall be permitted to sign and file continuation statements and amendments thereto and assignments thereof without the Transferor's or any Seller's signature. Carbon, photostatic or other reproduction of this Agreement or any financing statement shall be sufficient as a financing statement. The Transferor shall not, and shall not permit any Seller to, change its respective name (within the meaning of Section 9-507(c) of the Relevant UCC), jurisdiction of organization, form of organization, taxpayer identification number or state organizational number, unless it shall have: (i) given the Administrative Agent at least thirty (30) days' prior notice thereof and (ii) prepared at the Transferor's expense and delivered to the Administrative Agent all financing statements, instruments and other documents necessary to preserve and protect the Transferred Interest and the Term-out Period Accounts or requested by any Funding Agent in connection with such change. Any filings under the Relevant UCC or otherwise that are occasioned by such change shall be made at the expense of Transferor.

(b) The Collection Agent shall instruct, and shall cause the other Sellers to instruct, all Obligors to cause all Collections to be deposited directly with a Lockbox Bank; any Lockbox Account maintained by a Lockbox Bank pursuant to the related Lockbox Agreement shall be under the exclusive dominion and control of the Administrative Agent which is hereby granted to the Administrative Agent by the Transferor. The Collection Agent shall be permitted to give instructions to the Lockbox Banks except during the occurrence of a Collection Agent Default or any other Termination Event. The Collection Agent shall not add any bank as a Lockbox Bank to those listed on Exhibit B attached hereto unless such bank has entered into a Lockbox Agreement. The Collection Agent shall not terminate any bank as a Lockbox Bank unless the Administrative Agent shall have received sixty (60) days' prior notice of such termination. If the Transferor, any Seller or the Collection Agent receives any Collections, the Transferor or the Collection Agent, as applicable, shall, or shall cause such Seller to, remit such Collections to a Lockbox Account within one (1) Business Day of receipt thereof.

(c) The Transferor hereby pledges, assigns and transfers to the Administrative Agent, for the benefit of the CP Conduit Purchasers and the Committed Purchasers, and hereby creates and grants to the Administrative Agent, for the benefit of the CP Conduit Purchasers and the Committed Purchasers, a security interest in the Lockbox Accounts and all cash, checks and other negotiable instruments, funds and other evidences of payment held therein.

SECTION 2.10. Deemed Collections; Application of Payments. (a) If on any day a Receivable becomes a Diluted Receivable, the Transferor shall be deemed to have received on such day a Collection of such Receivable in the amount of the applicable reduction or cancellation, and the Transferor shall pay to the Collection Agent an amount equal to such reduction or cancellation. Any such amount shall be applied by the Collection Agent as a Collection in accordance with Section 2.05 or 2.06 hereof, as applicable.

(b) If on any day any of the representations or warranties in Article III was or becomes untrue with respect to a Receivable or the nature of the Administrative Agent's interest therein (whether on or after the date of any transfer of an interest therein to the CP Conduit Purchasers and the Committed Purchasers, or an assignment therein by the CP Conduit Purchasers to the Committed Purchasers under the Asset Purchase Agreements), the Transferor shall be deemed to have received on such day a Collection of such Receivable in full and the Transferor shall, on such day, pay to the Collection Agent an amount equal to the Outstanding

Balance of such Receivable and such amount shall be allocated and applied by the Collection Agent as a Collection allocable to the Transferred Interest in accordance with Section 2.05 or 2.06 hereof, as applicable. Simultaneously with any such payment by the Transferor, each of the CP Conduit Purchasers and the Committed Purchasers, as the case may be, shall convey all of its right, title and interest in such Receivable and Related Security to the Transferor, and the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, shall take all action reasonably requested by the Transferor to effectuate such conveyance.

(c) Any payment by an Obligor in respect of any indebtedness owed by it to the Transferor or the Seller shall, except as otherwise specified by such Obligor or otherwise required by contract or law, be applied as a Collection of any Receivable of such Obligor included in the Transferred Interest (in order of the age of such Receivable, starting with the oldest such Receivable), except as otherwise instructed by the Administrative Agent and the Required Committed Purchasers, to the extent of any amounts then due and payable thereunder before being applied to any other receivable or other indebtedness of such Obligor.

SECTION 2.11. Payments and Computations, etc. (a) All amounts to be paid or deposited by the Transferor or the Collection Agent hereunder shall be paid or deposited in accordance with the terms hereof no later than 12:00 p.m. (New York time) on the day when due in immediately available funds; if such amounts are payable to any CP Conduit Purchaser (or any Committed Purchaser), they shall be paid or deposited to the Collection Account (or, in the case of payments in respect of Net Investment, directly to an account specified by the relevant Funding Agent), until otherwise notified by the Administrative Agent. No later than 3:00 p.m. (New York time) on the date of any Incremental Transfer hereunder, the CP Conduit Purchasers or the Committed Purchasers, as applicable, will make available to the Transferor, in immediately available funds, the Transfer Price for such Incremental Transfer on such day by remitting such amount to an account of the Transferor specified in the related Transfer/Tranche Period Request (or otherwise specified by the Transferor by written notice to the Administrative Agent), provided that any portion of the Transfer Price with respect to Facility B to be paid by any Nonrenewing Committed Purchaser shall be funded solely by a withdrawal from such Nonrenewing Committed Purchaser's Term-out Period Account as provided in Section 2.01. The Transferor shall, to the extent permitted by law, pay to the Administrative Agent, for the benefit of the CP Conduit Purchasers and/or the Committed Purchasers upon demand, interest on all amounts not paid or deposited by it when due under this Section 2.11 at a rate equal to 2.00% per annum plus the Base Rate. All computations of interest hereunder shall be made on the basis of a year of 365 or 366 days, as applicable for the actual number of days (including the first but excluding the last day) elapsed. Whenever any payment or deposit to be made hereunder shall be due on a day other than a Business Day, such payment or deposit shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of such payment or deposit. Any computations by the Administrative Agent or the applicable Funding Agent of amounts payable by the Transferor hereunder shall be binding upon the Transferor absent manifest error.

(b) Notwithstanding anything herein to the contrary, all payments in respect of the Net Investment with respect to Facility B hereunder made after a Term-out Period Advance has been made by a Nonrenewing Committed Purchaser to such Nonrenewing Committed Purchaser shall be made to such Nonrenewing Committed Purchaser's Term-out Period Account.

SECTION 2.12. Reports.

(a) Weekly Report and Daily Report. The Collection Agent shall deliver to the Administrative Agent and the Transferor, no later than 1:00 p.m., New York City time, (i) on each Weekly Settlement Date during a Downgrade Condition, a written report substantially in the form attached hereto as Exhibit D-1 (the "Weekly Report") setting forth total Collections received and Receivables originated during the immediately preceding calendar week, Eligible Receivables balances at the end of the immediately preceding calendar week, and such other information as the Administrative Agent or any Funding Agent may reasonably request, and (ii) on each Business Day after the occurrence of a Termination Event, a daily report setting forth Collections received on the previous Business Day and the balance of Eligible Receivables as of the close of business on the previous Business Day, and such other information as the Administrative Agent or any Funding Agent may reasonably request. The Weekly Report and such daily report may be delivered in an electronic format mutually agreed upon by the Collection Agent and each Funding Agent, or pending such agreement, by facsimile.

(b) Settlement Statement. On each Settlement Statement Date, the Collection Agent shall deliver to the Administrative Agent and the Transferor a monthly report, substantially in the form of Exhibit D-2 (the "Settlement Statement"), showing (i) the aggregate Purchase Price of Receivables acquired or generated by the Sellers in the preceding fiscal month, (ii) the aggregate Outstanding Balance of such Receivables that are Eligible Receivables and (iii) such other information as the Administrative Agent or any Funding Agent may reasonably request.

SECTION 2.13. Collection Account. (a) There shall be established on or before the day of the initial Incremental Transfer hereunder and maintained, for the benefit of the Administrative Agent on behalf of the CP Conduit Purchasers and the Committed Purchasers, a segregated account (the "Collection Account"), bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the CP Conduit Purchasers and the Committed Purchasers. Upon the occurrence and during the continuation of a Termination Event, the Collection Agent, at the direction of the Administrative Agent acting at the direction of the Required Committed Purchasers, shall remit daily to the Collection Account all Collections received with respect to any Receivables as provided in Section 2.06(c). Funds on deposit in the Collection Account (other than investment earnings) shall be invested by the Administrative Agent in Permitted Investments that will mature so that such funds will be available prior to each Settlement Date following such investment. On each Settlement Date, all interest and earnings (net of losses and investment expenses) on funds on deposit in the Collection Account shall be retained in the Collection Account and be available to make any payments required to be made hereunder (including Discount) by the Transferor. On the date on which the Net Investment is zero and all Term-out Period Advances have been repaid in full, and all accrued Discount, Servicing Fees, Fees and all other Aggregate Unpaids have been paid in full, any funds remaining on deposit in the Collection Account shall be paid to the Transferor.

(b) For so long as any amounts remain due and owing to the CP Conduit Purchasers or the Committed Purchasers hereunder or under the Transaction Documents, the Administrative Agent shall distribute all payments received by it in respect of the Transaction Documents by (i) transferring to the CP Conduit Purchasers and the Committed Purchasers, on a pro rata basis, based on the amounts thereof owing to each CP Conduit Purchaser and each Committed Purchaser, respectively, all payments of Discount, (ii) transferring to the CP Conduit Purchasers and the Committed Purchasers, on a pro rata basis, based on the CP Conduit Purchaser's Interest and the Committed Purchaser Funded Amount, respectively, on the date of payment, all payments in reduction of the Net Investment (which after a Term-Out Period Advance has been made by a Nonrenewing Committed Purchaser, shall be made) to such Nonrenewing Committed Purchaser's Term Out Period Account and (iii) transferring to the CP Conduit Purchasers and/or the Committed Purchasers in accordance with their Commitment Pro Rata Shares, any other amounts owing to the CP Conduit Purchasers and/or the Committed Purchasers under this Agreement. Such transfers shall be made by the Administrative Agent by withdrawing funds on deposit in the Collection Account and remitting such funds to the accounts of the CP Conduit Purchasers and the Committed Purchasers specified by each of them from time to time.

SECTION 2.14. <u>Right of Setoff.</u> Each of the CP Conduit Purchasers and the Committed Purchasers is hereby authorized (in addition to any other rights it may have) at any time after the occurrence of the Termination Date, or during the continuation of a Potential Termination Event, to set off, appropriate and apply (without presentment, demand, protest or other notice which are hereby expressly waived) any deposits and any other indebtedness held or owing by such CP Conduit Purchaser or such Committed Purchaser to, or for the account of, the Transferor against the amount of the Aggregate Unpaids owing by the Transferor to such Person.

SECTION 2.15. <u>Sharing of Payments, etc.</u> If any CP Conduit Purchaser or any Committed Purchaser (for purposes of this Section 2.15 only, a "<u>Recipient</u>") shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) on account of any interest in the Transferred Interest owned by it or its Term-out Period Advance in excess of its Commitment Pro Rata Share of payments on account of any interest in the Transferred Interest or its Term-out Period Advance obtained by the CP Conduit Purchasers and/or the Committed Purchasers entitled thereto, such Recipient shall forthwith purchase from the CP Conduit Purchasers and/or the Committed Purchasers entitled to a share of such amount participations in the percentage interests owned by such Persons as shall be necessary to cause such Recipient to share the excess payment ratably with each such other Person entitled thereto; <u>provided</u>, <u>however</u>, that if all or any portion of such excess payment is thereafter recovered from such Recipient, such purchase from each such other Person shall be rescinded and each such other Person shall repay to the Recipient the purchase price paid by such Recipient for such participation to the extent of such recovery, together with an amount equal to such other Person's Commitment Pro Rata Share (according to the proportion of (a) the amount of such other Person's required payment to (b) the total amount so recovered from the Recipient) of any interest or other amount paid or payable by the Recipient in respect of the total amount so recovered.

SECTION 2.16. <u>Broken Funding.</u> In the event that (a) the payment of any principal of any Eurodollar Tranche is made other than on the last day of the Eurodollar Tranche Period applicable thereto (including as a result of the occurrence of the Termination Date or an optional prepayment by the Transferor of a Eurodollar Tranche), (b) the conversion of any Eurodollar Tranche is made by the Transferor other than on the last day of the related Eurodollar Tranche Period, or (c) the Transferor fails to borrow, convert, continue or prepay any Eurodollar

Tranche on the date specified in any notice delivered pursuant hereto, then, in any such event, the Transferor shall compensate the Committed Purchasers for the loss, cost and expense actually incurred by such Committed Purchasers attributable to such event. Such loss, cost or expense to any Committed Purchaser shall include an amount determined by such Committed Purchaser to be the excess, if any, of (i) the amount of Discount which would have accrued on the principal amount of such Eurodollar Tranche had such event not occurred, at the Eurodollar Rate that would have been applicable to such Eurodollar Tranche, for the period from the date of such event to the last day of the Eurodollar Tranche Period (or, in the case of a failure to borrow, convert or continue, for the period that would have been the related Eurodollar Tranche Period), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Committed Purchaser would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the interbank Eurodollar market. Within forty-five (45) days after any Committed Purchaser hereunder receives actual knowledge of any of the events specified in this Section 2.16, a certificate of such Committed Purchaser setting forth any amount or amounts that such Committed Purchaser is entitled to receive pursuant to this Section 2.16 and the reason(s) therefor shall be delivered to the Transferor (with a copy to the Administrative Agent) and shall be conclusive absent manifest error. The Transferor shall pay each such Committed Purchaser the amount shown as due on any such certificate within ten (10) days after receipt thereof.

SECTION 2.17. <u>Conversion and Continuation of Outstanding Tranches Funded by the Committed Purchasers.</u> Prior to the occurrence of the Termination Date, (a) each BR Tranche hereunder may, at the option of the Transferor, be continued as a BR Tranche or converted to a Eurodollar Tranche and (b) each Eurodollar Tranche may, at the option of the Transferor, be continued as a Eurodollar Tranche or converted to a BR Tranche. On and after the Termination Date (i) no outstanding Tranche funded by the Committed Purchasers may be converted to, or continued as, a Eurodollar Tranche and (ii) unless repaid, each Eurodollar Tranche shall be converted to a BR Tranche on the last day of the Tranche Period related thereto. For any such optional conversion or continuation by the Transferor, the Transferor shall give each Funding Agent irrevocable notice (each, a "<u>Conversion/Continuation Notice</u>") of such request not later than 12:30 p.m. (New York City time) in the case of a conversion of a BR Tranche into a Eurodollar Tranche, or a continuation of a Eurodollar Tranche as a Eurodollar Tranche, three (3) Business Days before the date of such conversion or continuation, as applicable. If a Conversion/Continuation Notice has not been timely delivered with respect to any BR Tranche or Eurodollar Tranche, such Tranche shall be automatically continued as, or converted to, a BR Tranche. Each Conversion/Continuation Notice shall specify (a) the requested date (which shall be a Business Day) of such conversion or continuation, (b) the aggregate amount and rate option applicable to the Tranche which is to be converted or continued and (c) the amount and rate option(s) of Tranche(s) into which such Tranche is to be converted or continued.

SECTION 2.18. <u>Illegality.</u> (a) Notwithstanding any other provision herein, if, after the Closing Date, the adoption of any Law or bank regulatory guideline or any amendment or change in the interpretation of any existing or future Law or bank regulatory guideline by any Official Body charged with the administration, interpretation or application thereof, or the compliance with any directive of any Official Body (in the case of any bank regulatory guideline, whether or not having the force of Law), shall make it unlawful for any Committed Purchaser to acquire or maintain a Eurodollar Tranche as contemplated by this Agreement, (i) such Committed Purchaser shall, within forty-five (45) days after receiving actual knowledge thereof, deliver a certificate to the Transferor (with a copy to the Administrative Agent) setting forth the basis for such illegality, which certificate shall be conclusive absent manifest error, (ii) the commitment of such Committed Purchaser hereunder to make a portion of a Eurodollar Tranche, continue any portion of a Eurodollar Tranche as such and convert a BR Tranche to a Eurodollar Tranche shall forthwith be canceled, and such cancellation shall remain in effect so long as the circumstance described above exists, and (iii) such Committed Purchaser's portion of any Eurodollar Tranche then outstanding shall be converted automatically to a BR Tranche on the last day of the related Eurodollar Tranche Period, or within such earlier period as required by law.

If any such conversion of a portion of a Eurodollar Tranche occurs on a day which is not the last day of the related Eurodollar Tranche Period, then pursuant to Section 2.16 the Transferor shall pay to such Committed Purchaser such amounts, if any, as may be required to compensate such Committed Purchaser. If circumstances subsequently change so that it is no longer unlawful for an affected Committed Purchaser to acquire or to maintain a portion of a Eurodollar Tranche as contemplated hereunder, such Committed Purchaser will, as soon as reasonably practicable after such Committed Purchaser knows of such change in circumstances, notify the Transferor and the Administrative Agent, and upon receipt of such notice, the obligations of such Committed Purchaser to acquire or maintain its acquisition of portions of Eurodollar Tranches or to convert its portion of a BR Tranche into portions of Eurodollar Tranches shall be reinstated.

(b) Each Committed Purchaser agrees that, upon the occurrence of any event giving rise to the operation of Section 2.18(a) with respect to such Committed Purchaser, it will, if requested by the Transferor and to the extent permitted by law or by the relevant Official Body, endeavor in good faith to change the office at which it books its portions of Eurodollar Tranches hereunder if such change would make it lawful for such Committed Purchasers to continue to acquire or to maintain its acquisition of portions of Eurodollar Tranches hereunder; provided, however, that such change may be made in such manner that such Committed Purchaser, in its sole determination, suffers no unreimbursed cost or expense or any other disadvantage whatsoever.

SECTION 2.19. Inability to Determine Eurodollar Rate. If, prior to the first day of any Eurodollar Tranche Period:

(a) the Administrative Agent shall have determined (which determination in the absence of manifest error shall be conclusive and binding upon the Transferor) that, by reason of circumstances affecting the interbank Eurodollar market, either (i) dollar deposits in the relevant amounts and for the relevant Tranche Period are not available, or (ii) adequate and reasonable means do not exist for ascertaining the Eurodollar Rate for such Eurodollar Tranche Period; or

(b) the Administrative Agent shall have received notice from the Required Committed Purchasers that the Eurodollar Rate determined or to be determined for such Eurodollar Tranche Period will not adequately and fairly reflect the cost to such

Committed Purchasers (as conclusively certified by such Committed Purchasers) of purchasing or maintaining their affected portions of Eurodollar Tranches during such Eurodollar Tranche Period;

then, in either such event, the Administrative Agent shall give telecopy or telephonic notice thereof (confirmed in writing) to the Transferor and the Committed Purchasers as soon as practicable (but, in any event, within ten (10) days after such determination or notice, as applicable) thereafter. Following delivery of such notice to the Transferor, no further Eurodollar Tranches shall be made. The Administrative Agent agrees to withdraw any such notice as soon as reasonably practicable after the Administrative Agent is notified of a change in circumstances which makes such notice inapplicable.

SECTION 2.20. Indemnities by the Transferor. Without limiting any other rights which the Administrative Agent, the CP Conduit Purchasers or the Committed Purchasers may have hereunder or under applicable law, the Transferor hereby agrees to indemnify the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents and the Administrative Agent and any successors and permitted assigns and their respective officers, directors, agents and employees (collectively, "Indemnified Parties") from and against any and all damages, losses, claims, liabilities, deficiencies, costs, disbursements and expenses, including, without limitation, interest, penalties, amounts paid in settlement and reasonable attorneys' fees (including allocated costs of attorneys who may be employees of the Administrative Agent) (all of the foregoing being collectively referred to as "Indemnified Amounts") awarded against or incurred by any of them in any action or proceeding between the Transferor, the Collection Agent in such capacity or the Sellers and any of the Indemnified Parties or between any of the Indemnified Parties and any third party and arising out of or as a result of this Agreement, the other Transaction Documents, the ownership or maintenance, either directly or indirectly, by the Administrative Agent, the CP Conduit Purchasers or any Committed Purchaser of the Transferred Interest or any of the other transactions contemplated hereby or thereby, excluding, however, (i) Indemnified Amounts to the extent relating to or resulting from (x) gross negligence or willful misconduct on the part of any Indemnified Party or (y) recourse (except as otherwise specifically provided in this Agreement) for uncollectible Receivables or (ii) all taxes (other than Indemnified Taxes). Without limiting the generality of the foregoing, the Transferor shall indemnify each Indemnified Party for Indemnified Amounts (without duplication of amounts for which any Indemnified Party is effectively held harmless under any other provision hereof) relating to or resulting from:

(a) any representation or warranty made in writing by the Transferor, Tyson as Collection Agent, or the Sellers or any Responsible Officer of the Transferor, Tyson as Collection Agent, or the Sellers under or in connection with this Agreement, any of the other Transaction Documents, any Weekly Report, any Settlement Statement or any other information or report delivered by any of them pursuant hereto or thereto, which shall have been false or incorrect in any material respect when made or deemed made;

(b) the failure by the Transferor, Tyson as the Collection Agent, or the Sellers to comply with any applicable law, rule or regulation with respect to any Receivable or the related Contract, or the nonconformity of any Receivable or the related Contract with any such applicable law, rule or regulation;

(c) the failure to either (x) vest and maintain vested in the Administrative Agent, for the benefit of the CP Conduit Purchasers and the Committed Purchasers, an undivided first priority, perfected percentage ownership interest, to the extent of the Transferred Interest, in the Receivables and Related Security, Collections and Proceeds with respect thereto, free and clear of any Adverse Claim or (y) to create or maintain a valid and perfected first priority security interest in favor of the Administrative Agent, for the benefit of the CP Conduit Purchasers and the Committed Purchasers, in the Transferor's interest in the Receivables and Related Security, Collections and Proceeds with respect thereto, free and clear of any Adverse Claim (other than any Adverse Claim created by or through the CP Conduit Purchasers or the Committed Purchasers);

(d) the failure to file, or any delay in filing, financing statements, continuation statements, or other similar instruments or documents under the Relevant UCC or other applicable laws with respect to any of the Receivables or Related Security, Collections and Proceeds with respect thereto;

(e) any dispute, claim, offset or defense (other than discharge in bankruptcy of the Obligor) of the Obligor to the payment of any Receivable (including, without limitation, a defense based on such Receivable or the related Contract not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of merchandise or services related to such Receivable or the furnishing or failure to furnish such merchandise or services, or failure to diligently pursue the collection of any Receivable (if such collection activities were performed by the Transferor or any of its Affiliates acting as the Collection Agent);

(f) any products liability claim or personal injury or property damage suit or other similar or related claim or action of whatever sort arising out of or in connection with merchandise or services which are the subject of any Receivable;

(g) the transfer of an ownership interest in any Receivable other than pursuant to the Transaction Documents;

(h) the failure by any of the Transferor, Tyson as the Collection Agent, or the Sellers to comply with any term, provision or covenant contained in this Agreement or any of the other Transaction Documents to which it is a party or to perform any duty or obligation in accordance with the provisions hereof or thereof or to perform any of its duties or obligations under the Contracts;

(i) the Percentage Factor exceeding the Maximum Percentage Factor at any time on or prior to the Termination Date;

(j) the failure of the Sellers to pay when due any taxes, including without limitation, sales, excise or personal property taxes payable in connection with any of the Receivables with respect to which an Indemnified Party may be held liable as a transferee of such Receivables;

(k) any repayment by any Indemnified Party of any amount previously distributed in reduction of Net Investment which such Indemnified Party believes in good faith is required to be made;

(l) the commingling by the Transferor, the Sellers or Tyson as Collection Agent, of Collections of Receivables at any time with other funds;

(m) any investigation, litigation or proceeding related to this Agreement, any of the other Transaction Documents, the use of proceeds of Transfers by the Transferor or the Sellers, the ownership of Transferred Interests, or any Receivable, Related Security or Contract;

(n) the failure of any Lockbox Bank to remit any amounts held in the Lockbox Accounts pursuant to the instructions of the Collection Agent, the Transferor, the Sellers or the Administrative Agent (to the extent such Person is entitled to give such instructions in accordance with the terms hereof and of any applicable Lockbox Agreement) whether by reason of the exercise of set-off rights or otherwise;

(o) any inability to obtain any judgment in or utilize the court or other adjudication system of, any state in which an Obligor may be located as a result of the failure of the Transferor or the Sellers to qualify to do business or file any notice of business activity report or any similar report;

(p) any failure of the Transferor to give reasonably equivalent value to the Sellers in consideration of the purchase by the Transferor from the Sellers of any Receivable, or any attempt by any Person to void, rescind or set aside any such transfer under statutory provisions or common law or equitable action, including, without limitation, any provision of the Bankruptcy Code; or

(q) any action taken by the Transferor, the Sellers or the Collection Agent in the enforcement or collection of any Receivable;

provided, however, that the Transferor shall not be liable for Indemnified Amounts attributable to the fraud, negligence, breach of fiduciary duty or willful misconduct of the Collection Agent in the enforcement or collection of any Receivable if the Collection Agent is not Tyson or an Affiliate of Tyson; provided, further, that if any CP Conduit Purchaser enters into agreements for the purchase of interests in Receivables from one or more Other Transferors, such CP Conduit Purchaser shall equitably allocate such Indemnified Amounts to the Transferor and each Other Transferor; and provided, further, that if such Indemnified Amounts are attributable solely to the Transferor, the Transferor shall be solely liable for such Indemnified Amounts, and if such Indemnified Amounts are attributable solely to Other Transferors, such Other Transferors shall be solely liable for such Indemnified Amounts.

SECTION 2.21. Indemnity for Reserves and Expenses. (a) If after the date hereof, the adoption of any Law or bank regulation or regulatory guideline or any amendment or change in the interpretation of any existing or future Law or bank regulation or regulatory guideline by any Official Body charged with the administration, interpretation or application thereof, or the compliance with any directive of any Official Body (in the case of any bank

21

regulation or regulatory guideline, whether or not having the force of Law), other than Laws, interpretations, guidelines or directives relating to Taxes:

(i) shall impose, modify or deem applicable any reserve, special deposit or similar requirement (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System) against assets of, deposits with or for the account of, or credit extended by, any Indemnified Party or shall impose on any Indemnified Party or on the United States market for certificates of deposit or the London interbank market any other condition affecting this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Transferred Interest, the Receivables or payments of amounts due hereunder or its obligation to advance funds hereunder or under the other Transaction Documents; or

(ii) imposes upon any Indemnified Party any other expense (including, without limitation, reasonable attorneys' fees and expenses, and expenses of litigation or preparation therefor in contesting any of the foregoing to the extent attributable to this Agreement or any other Transaction Document) with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Transferred Interest, the Receivables or payments of amounts due hereunder or its obligation to advance funds hereunder or otherwise in respect of this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Transferred Interests or the Receivables;

and the result of any of the foregoing is to increase the cost to such Indemnified Party with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Transferred Interest, the Receivables, the obligations hereunder, the funding of any Purchases hereunder or under the other Transaction Documents, by an amount deemed by such Indemnified Party to be material, then, within ten (10) Business Days after demand by such Indemnified Party through the Administrative Agent acting at the direction of the applicable Funding Agent, the Transferor shall pay to the Administrative Agent, for the benefit of such Indemnified Party, such additional amount or amounts (other than with respect to taxes) as will compensate such Indemnified Party for such increased cost or reduction; provided that no such amount shall be payable with respect to any period commencing more than 120 days prior to the date the Administrative Agent, acting at the direction of the applicable Funding Agent, first notifies the Transferor of its intention to demand compensation therefor under this Section 2.21; provided further that if such change in Law, rule or regulation giving rise to such increased costs or reductions is retroactive, then such 120-day period shall be extended to include the period of retroactive effect thereof if such demand is made within 60 days after such change is effective. In making demand hereunder, the applicable Indemnified Party shall submit to the Transferor a certificate as to such increased costs incurred which shall provide in reasonable detail the basis for such claim.

(b) If any Indemnified Party shall have determined that after the date hereof, the adoption of any applicable Law or bank regulation or regulatory guideline regarding capital adequacy, or any change therein, or any change in the interpretation thereof by any Official Body, or any directive regarding capital adequacy (in the case of any bank regulatory guideline, whether or not having the force of law) of any such Official Body, has or would have the effect of reducing the rate of return on capital of such Indemnified Party (or its parent) as a consequence of such Indemnified Party's obligations hereunder or with respect hereto to a level below that which such Indemnified Party (or its parent) could have achieved but for such adoption, change, request or directive (taking into consideration its policies with respect to capital adequacy) by an amount deemed by such Indemnified Party to be material, then from time to time, within ten (10) Business Days after demand by such Indemnified Party through the Administrative Agent acting at the direction of the applicable Funding Agent, the Transferor shall pay to the Administrative Agent, for the benefit of such Indemnified Party, such additional amount or amounts (other than with respect to taxes) as will compensate such Indemnified Party (or its parent) for such reduction; provided that no such amount shall be payable with respect to any period commencing more than 120 days prior to the date the Administrative Agent first notifies the Transferor of its intention to demand compensation therefor under this Section 2.21(b); provided further that if such change in Law, rule or regulation giving rise to such increased costs or reductions is retroactive, then such 120-day period shall be extended to include the period of retroactive effect thereof if such demand is made within 60 days after such change is effective. In making demand hereunder, the applicable Indemnified Party shall submit to the Transferor a certificate as to such increased costs incurred which shall provide in reasonable detail the basis for such claim.

(c) Anything in this Section 2.21 to the contrary notwithstanding, if any CP Conduit Purchaser enters into agreements for the acquisition of interests in receivables from one or more Other Transferors, such CP Conduit Purchaser shall equitably allocate the liability for any amounts under this Section 2.21 ("Section 2.21 Costs") to the Transferor and each Other Transferor; provided, however, that if such Section 2.21 Costs are attributable to the Transferor and not attributable to any Other Transferor, the Transferor shall be solely liable for such Section 2.21 Costs or if such Section 2.21 Costs are attributable to Other Transferors and not attributable to the Transferor, such Other Transferors shall be solely liable for such Section 2.21 Costs.

SECTION 2.22. Indemnity for Taxes. (a) All payments made by the Transferor or the Collection Agent to the Administrative Agent for the benefit of the CP Conduit Purchasers, the Funding Agents and the Committed Purchasers under this Agreement and any other Transaction Document shall be made free and clear of, and without deduction or withholding for or on account of any Indemnified Taxes. If any such Indemnified Taxes are required to be withheld from any amounts payable to the Administrative Agent or any Indemnified Party hereunder, (i) the amounts so payable to the Administrative Agent or such Indemnified Party shall be increased to the extent necessary to yield to the Administrative Agent or such Indemnified Party (after payment of all Indemnified Taxes) all amounts payable hereunder at the rates or in the amounts specified in this Agreement and the other Transaction Documents and (ii) the Transferor or the Collection Agent, as the case may be, shall make such deductions or withholdings and shall pay the amount so deducted or withheld to the applicable Official Body in accordance with the applicable law. The Transferor shall indemnify the Administrative Agent or any Indemnified Party for the full amount of any Indemnified Taxes paid by the Administrative Agent or the Indemnified Party within ten (10) Business Days after the date of written demand therefor by the Administrative Agent or such Indemnified Party if the Administrative Agent or such Indemnified Party, as the case may be, has delivered to the Transferor a certificate signed by an officer of the Administrative Agent or such Indemnified Party, as the case may be, setting forth in reasonable detail the amount so paid and the computations made to determine such amount. Such certificate shall be conclusive absent manifest error.

(b) Each Indemnified Party that is not a United States person (within the meaning of Section 7701(a)(30) of the Code) (a "United States Person") shall:

(i) at the time such Indemnified Party becomes a party to this Agreement or the Transaction Documents, deliver to the Transferor and the Administrative Agent (A) two duly completed copies of IRS Form W-8ECI, or successor applicable form, as the case may be, and (B) an IRS Form W-8BEN or W-9, or successor applicable form, as the case may be;

(ii) deliver to the Transferor and the Administrative Agent two (2) further copies of any such form or certification on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form previously delivered by it to the Transferor or the Administrative Agent; and

(iii) obtain such extensions of time for filing and complete such forms or certifications as may reasonably be requested by the Transferor or the Administrative Agent;

unless, in the case of (ii) and (iii) above, any change in treaty, law regulation, governmental rule, guideline order, or official application or official interpretation thereof has occurred prior to the date on which any such delivery would otherwise be required which renders all such forms inapplicable or which would prevent such Indemnified Party from duly completing and delivering any such form with respect to it, and such Indemnified Party so advises the Transferor and the Administrative Agent. Each such Indemnified Party that is not a United States person (A) shall certify (i) in the case of an IRS Form W-8ECI, or successor applicable form, that it is entitled to receive payments under this Agreement and the other Transaction Documents without deduction or withholding of any United States federal income taxes and (ii) in the case of an IRS Form W-8BEN or IRS Form W-9, or successor applicable form, that it is entitled to an exemption from United States backup withholding tax and (B) shall agree to provide any other certification and documentation as required by the applicable law that is reasonably requested by the Transferor, the Sellers or the Collection Agent. Each Person that is a Purchaser or Participant hereunder, or which otherwise becomes a party to this Agreement and the other Transaction Documents as a Committed Purchaser, shall, prior to the effectiveness of such assignment, participation or addition, as applicable, be required to provide all of the forms and statements required pursuant to this Section 2.22.

SECTION 2.23. <u>Other Costs, Expenses and Related Matters.</u> (a) The Transferor agrees, upon receipt of a written invoice, to pay or cause to be paid, and to save the Administrative Agent, the CP Conduit Purchasers, the Committed Purchasers and each Funding Agent harmless against liability for the payment of, all reasonable out-of-pocket expenses (including, without limitation, reasonable attorneys', accountants', rating agencies' and other third parties' fees and expenses, any filing fees and expenses incurred by officers or employees of the Administrative Agent, the CP Conduit Purchasers, the Committed Purchasers and/or the

Funding Agents) or intangible, documentary or recording taxes incurred by or on behalf of the Administrative Agent, the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents (i) in connection with the negotiation, execution, delivery and preparation of this Agreement, the other Transaction Documents and any documents or instruments delivered pursuant hereto and thereto and the transactions contemplated hereby or thereby (including, without limitation, the perfection or protection of the Transferred Interest) and (ii) (A) relating to any amendments, waivers or consents under this Agreement, any Asset Purchase Agreement and the other Transaction Documents, (B) arising in connection with the Administrative Agent's, the CP Conduit Purchasers', the Committed Purchasers' or the Funding Agents' enforcement or preservation of rights (including, without limitation, the perfection and protection of the Transferred Interest under this Agreement), or (C) arising in connection with any audit, dispute, disagreement, litigation or preparation for litigation involving this Agreement or any of the other Transaction Documents (all of such amounts, collectively, "Transaction Costs"). All Transaction Costs owed by the Transferor pursuant to this subsection 2.23(a) shall be payable in accordance with Section 2.05 and 2.06.

(b) The Transferor shall pay the Administrative Agent, for the account of the relevant CP Conduit Purchasers and the Committed Purchasers, as applicable, on demand (i) any Early Collection Fee due on account of the reduction of a Tranche on any day prior to the last day of its Tranche Period or (ii) with respect to the replacement of any Funding Agent and such Funding Agent's Related Group pursuant to Section 10.14, the excess, if any, of (i) the additional Discount that such Funding Agent's related CP Conduit Purchaser and related Committed Purchaser, would have accrued on its Net Investment and Term-out Period Advances, during the Tranche Period in which it is replaced, if such Funding Agent's related CP Conduit Purchaser and related Committed Purchaser had not been replaced as CP Conduit Purchaser and Committed Purchaser, respectively, minus (ii) the income, if any, received by such Funding Agent's related CP Conduit Purchaser and related Committed Purchaser from investing the funds received with respect to its Net Investment and Term-out Period Advances due to such replacement for the remainder of such Tranche Period.

(c) The Administrative Agent, at the request of any Funding Agent, will within forty-five (45) days after receipt of notice of any event occurring after the date hereof which will entitle an Indemnified Party to compensation pursuant to this Article II, notify the Transferor in writing of such event. Any notice by a Funding Agent claiming compensation under this Article II and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error, provided that such claim is made in good faith and on a reasonable basis. In determining such amount, the applicable Funding Agent or any applicable Indemnified Party may use any reasonable averaging and attributing methods.

(d) If the Transferor is required to pay any additional amount to any Committed Purchaser pursuant to Sections 2.21 or 2.22, then such Committed Purchaser shall use reasonable efforts (which shall not require such Committed Purchaser to incur an unreimbursed loss or unreimbursed cost or expense or otherwise take any action inconsistent with its internal policies or legal or regulatory restrictions or suffer any disadvantage or burden reasonably deemed by it to be significant) (A) to file any certificate or document reasonably requested in writing by the Transferor or (B) to assign its rights and delegate and transfer its obligations hereunder to another of its offices, branches or affiliates, if such filing or assignment would reduce amounts payable pursuant to Sections 2.21 or 2.22, as the case may be, in the future.

SECTION 2.24. <u>Funding Agents.</u> (a) The Funding Agent with respect to each CP Conduit Purchaser and Committed Purchaser is hereby authorized to record on each Business Day the CP Conduit Funded Amount with respect to such CP Conduit Purchaser and the aggregate amount of Discount and Fees accruing with respect thereto on such Business Day and the Committed Purchaser Funded Amount and Term-out Period Advances with respect to such Committed Purchaser and the aggregate amount of Discount and Fees accruing with respect thereto on such Business Day. Any such recordations by a Funding Agent, absent manifest error, shall constitute prima facie evidence of the accuracy of the information so recorded. The Funding Agents will report the aggregate amounts due to the CP Conduit Purchasers and the Committed Purchasers as of any Settlement Date or Weekly Settlement Date, as applicable, to the Transferor, the Collection Agent and the Administrative Agent not later than two (2) Business Days prior to such Settlement Date. Furthermore, the Funding Agent with respect to each CP Conduit Purchaser and Committed Purchaser will maintain records sufficient to identify the percentage interest of such CP Conduit Purchaser and such Committed Purchaser in the Receivables and any amounts owing thereunder.

(b) Upon receipt of funds from the Administrative Agent on each Settlement Date pursuant to Sections 2.05 and 2.06, each Funding Agent shall pay such funds to the related CP Conduit Purchaser and/or the related Committed Purchaser owed such funds in accordance with the recordations maintained by it in accordance with Section 2.24(a). If a Funding Agent shall have paid to any CP Conduit Purchaser or Committed Purchaser any funds that (i) must be returned for any reason (including bankruptcy) or (ii) exceeds that which such CP Conduit Purchaser or Committed Purchaser was entitled to receive, such amount shall be promptly repaid to such Funding Agent by such CP Conduit Purchaser or Committed Purchaser.

SECTION 2.25. <u>Use of Historical Data.</u> Where necessary to calculate any ratios or other amounts under this Agreement with reference to periods prior to the Closing Date, historical data shall be used.

SECTION 2.26. <u>Extension of Facility A Commitment Expiry Date.</u> (a) The Transferor may request the extension of any Committed Purchaser's Facility A Commitment Expiry Date for an additional 364 days, and such request shall be made no later than 60 days prior to such Committed Purchaser's Facility A Commitment Expiry Date then in effect. Each Committed Purchaser may elect to extend or not to extend its commitment upon receipt of such request by written notice given to the Transferor, the Administrative Agent and the applicable CP Conduit Purchaser no later than 30 days prior to such Committed Purchaser's Facility A Commitment Expiry Date then in effect. Any such extension of a Committed Purchaser's Facility A Commitment Expiry Date shall be effective only if the Rating Agencies have provided Rating Confirmations, on or before such Committed Purchaser's then-effective Facility A Commitment Expiry Date. If no such notice is given at least 15 days before such date, the Commitment of such Committed Purchaser shall be deemed to have not been extended. On the Business Day after the Commitment Expiry Date of any non-extending Committed Purchaser, a Partial Liquidation shall be implemented with respect to such non-extending Committed Purchaser.

(b) Extension of Facility B Commitment Expiry Date. The Transferor may request the extension of any Committed Purchaser's Facility B Commitment Expiry Date for an additional 364 days, and such request shall be made no later than 60 days prior to such Committed Purchaser's Facility B Commitment Expiry Date then in effect. Each Committed Purchaser may elect to extend or not to extend its commitment upon receipt of such request by written notice given to the Transferor, the Administrative Agent and the applicable CP Conduit Purchaser no later than 30 days prior to such Committed Purchaser's Facility B Commitment Expiry Date then in effect. Any such request shall be subject to the following conditions: (i) no Committed Purchaser shall have an obligation to extend its Facility B Commitment Expiry Date at any time and (ii) any such extension with respect to any Committed Purchaser shall be effective only upon the written agreement of the Administrative Agent, such Committed Purchaser, each CP Conduit Purchaser and Funding Agent in such Committed Purchaser's Related Group, the Transferor and the Collection Agent. Each such Committed Purchaser will respond to any such request no later than the fifteenth day prior to its Facility B Commitment Expiry Date (the "Response Deadline"); provided that a failure by any Committed Purchaser to respond by the Response Deadline shall be deemed to be a rejection of the requested extension. If such Committed Purchaser elects not to extend its commitment (each such Committed Purchaser, a "Nonrenewing Committed Purchaser"), the Transferor may request Term-out Period Advances to be made by such Nonrenewing Committed Purchaser in accordance with the provisions of this paragraph and paragraph (c) of this Section 2.26 on such Facility B Commitment Expiry Date unless, on or prior to such date, such Nonrenewing Committed Purchaser is replaced by another Committed Purchaser pursuant to an assignment in compliance with Section 10.06 and the aggregate amount of the Commitments of the replacement Committed Purchaser equals the aggregate amount of the Commitments of the replaced Committed Purchaser immediately prior to such replacement (the amount of such Commitment of a Nonrenewing Purchaser, its "Nonrenewing Amount").

(c) Term-out Period Advances. On the Scheduled Commitment Expiry Date with respect to a Nonrenewing Committed Purchaser, such Nonrenewing Committed Purchaser shall, by 12:00 noon, New York City time, following its receipt of written request therefor from the Transferor and subject to the satisfaction of the applicable conditions precedent set forth in Section 2.02(a) with respect to each Incremental Transfer, (i) establish such Nonrenewing Committed Purchaser's Term-out Period Account and (ii) make a Term-out Period Advance by depositing, in same day funds to such Nonrenewing Committed Purchaser's Term-out Period Account, an amount equal to its Nonrenewing Amount as of such date. Each Nonrenewing Committed Purchaser shall invest the amounts on deposit in such Nonrenewing Committed Purchaser's Term-out Period Account at the direction of the Transferor, and the proceeds of such investments, in Permitted Investments (it being agreed that the earnings on any such Permitted Investments shall be applied pursuant to Section 2.05(b) to offset the Discount payable to the Committed Purchasers).

(d) Term-out Period Account Funded Advances. No later than 1:00 p.m., New York City time, on the Facility B Commitment Expiry Date on which the Nonrenewing Committed Purchasers make the initial deposit into their respective Term-out Period Accounts in accordance with Section 2.26(b), the Administrative Agent will withdraw from each Nonrenewing Committed Purchaser's Term-out Period Account an amount equal to the Pro Rata Share of the Net Investment with respect to such Nonrenewing Committed Purchaser's Related

Group, and cause such funds to be immediately applied to purchase the CP Conduit Purchaser's Transferred Interest of the CP Conduit Purchaser that is a member of such Nonrenewing Committed Purchaser's Related Group in accordance with the applicable Asset Purchase Agreement. From and after the date on which any Nonrenewing Committed Purchaser makes a Term-out Period Advance, all additional Incremental Transfers to be accepted and purchased by such Nonrenewing Committed Purchaser pursuant to Section 2.02(a) shall be accepted and purchased by the Administrative Agent withdrawing funds from such Nonrenewing Committed Purchaser's Term-out Period Account.

(e) <u>Maturity.</u> All Term-out Period Advances shall be due and payable in full by the Transferor on the Termination Date and shall be paid pursuant to Section 2.06.

(f) <u>Use of Proceeds; Security Interest in Term-out Period Account.</u> The Transferor hereby agrees that it shall use the proceeds of the Term-out Period Advances solely to fund and maintain the Term-out Period Account for the purpose of funding Incremental Transfers from time to time. The Transferor hereby grants to the applicable Nonrenewing Committed Purchaser, a security interest in the Term-out Period Account, all funds from time to time credited to the Term-out Period Account, all financial assets (including without limitation, Permitted Investments) from time to time acquired with any such funds or otherwise credited to the Term-out Period Account, all interest, dividends, cash, instruments and other investment property from time to time received, receivable, or otherwise distributed in respect of or in exchange for any or all of such funds or such financial assets, and all proceeds, collateral for, and supporting obligations relating to any and all of the foregoing.

The grant of a security interest by the Transferor to each such Nonrenewing Committed Purchaser pursuant to this Section secures the payment of the Transferor's obligations to repay the Term-out Period Advances, and to pay Discount thereon, pursuant to the terms of this Agreement.

ARTICLE III

Representations and Warranties

SECTION 3.01. <u>Representations and Warranties of the Transferor.</u> The Transferor hereby represents and warrants to the Administrative Agent, the Funding Agents, the CP Conduit Purchasers and the Committed Purchasers that:

(a) <u>Corporate Existence and Power.</u> The Transferor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and all material governmental licenses, authorizations, consents and approvals required to carry on its business in each jurisdiction in which its business is now conducted. The Transferor is duly qualified (or has duly applied for such qualification) to do business in, and is in good standing in, every other jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

(b) Corporate and Governmental Authorization; Contravention. The execution, delivery and performance by the Transferor of this Agreement and the other Transaction Documents to which the Transferor is a party are within the Transferor's corporate powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with, any Official Body or official thereof, and do not contravene any provision of applicable law, rule or regulation or of the Certificate of Incorporation or Bylaws of the Transferor or constitute a default under any agreement or any judgment, injunction, order, writ, decree or other instrument binding upon the Transferor or result in the creation or imposition of any Adverse Claim on the assets of the Transferor (except as contemplated by Section 2.09 hereof).

(c) Binding Effect. Each of this Agreement and the other Transaction Documents to which the Transferor is a party constitutes, and the Transfer Certificate, upon payment of the Transfer Price for the initial Incremental Transfer, will constitute the legal, valid and binding obligation of the Transferor, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding at law or in equity).

(d) Perfection. Immediately preceding each Transfer hereunder, the Transferor shall be the owner of all of the Receivables, free and clear of all Adverse Claims (except as contemplated by Section 2.09 hereof). On or prior to each Transfer and each recomputation of the Transferred Interest, all financing statements and other documents required to be recorded or filed in order to perfect and protect the Transferred Interest against all creditors of, and purchasers from, the Transferor and the Sellers will have been duly filed in each filing office necessary for such purpose, and all filing fees and taxes, if any, payable in connection with such filings shall have been paid in full.

(e) Accuracy of Information. All information heretofore furnished by or on behalf of the Transferor or the Collection Agent (including, without limitation, the Weekly Reports, the Settlement Statements, any other reports delivered pursuant to the terms of this Agreement and the Transferor's financial statements) to any CP Conduit Purchaser, any Committed Purchaser, any Funding Agent or the Administrative Agent for purposes of, or in connection with, this Agreement and the other Transaction Documents are, and all such information hereafter furnished by or on behalf of the Transferor to any CP Conduit Purchaser, any Committed Purchaser, any Funding Agent or the Administrative Agent will be, true and accurate in every material respect, on the date such information is stated or certified.

(f) Tax Status. The Transferor has filed all material tax returns (Federal, state and local) required to be filed and has paid or made adequate provision for the payment of all material taxes, assessments and other governmental charges other than taxes or filings contested in good faith or taxes which are not yet due and payable, and for which adequate reserves have been established in accordance with GAAP consistently applied.

(g) Action, Suits. There are no actions, suits or proceedings pending or, to the knowledge of the Transferor threatened, against or affecting the Transferor or its properties, in or before any court, arbitrator or other Official Body, which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, except as set forth in Exhibit F concerning Affiliates of the Transferor.

(h) <u>Use of Proceeds.</u> No proceeds of any Transfer will be used by the Transferor to acquire any security in any transaction which violates Regulation T, U or X of the Federal Reserve Board.

(i) <u>Jurisdiction of Organization, Etc.</u> The principal place of business and chief executive office of the Transferor are located at the address of the Transferor indicated in Section 10.03 hereof, and the jurisdiction of organization and offices where the Transferor keeps all its Records, are located at the address(es) described on Schedule I to the Receivables Purchase Agreement or such other locations notified to the Administrative Agent in accordance with Section 2.09 hereof in jurisdictions where all action required by Section 2.09 hereof has been taken and completed.

(j) <u>Good Title.</u> Upon each Transfer and each recomputation of the Transferred Interest, the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, shall acquire (A) a valid and perfected first priority undivided percentage ownership interest to the extent of the Transferred Interest or (B) a first priority perfected security interest in each Receivable that exists on the date of such Transfer and recomputation and in the Related Security, Collections and Proceeds with respect thereto, in either case free and clear of any Adverse Claim.

(k) <u>Trade Names, etc.</u> As of the date hereof: (i) the Transferor's chief executive office is located at the address for notices set forth in Section 10.03 hereof; (ii) the Transferor has no subsidiaries or divisions; and (iii) the Transferor has, within the last five (5) years, operated only under the trade names identified in Exhibit G hereto, and, within the last five (5) years, has not changed its name, merged with or into or consolidated with any other corporation or been the subject of any proceeding under Title 11, United States Code (Bankruptcy), except as disclosed in Exhibit G hereto.

(l) <u>Nature of Receivables.</u> Each Receivable (x) represented by the Transferor or the Collection Agent to be an Eligible Receivable (including in any Settlement Statement or other report delivered pursuant to Section 2.12 hereof) or (y) included in the calculation of the Net Receivables Balance in fact satisfies at such time the definition of "Eligible Receivable."

(m) <u>Coverage Requirement; Amount of Receivables.</u> The Percentage Factor does not exceed the Maximum Percentage Factor. As of September 29, 2001 the aggregate Outstanding Balance of the Receivables in existence was $1,276,589,000, and the Net Receivables Balance was $1,006,745,000.

(n) <u>Credit and Collection Policy.</u> Since the Closing Date, there have been no material changes in the Credit and Collection Policy, other than as permitted hereunder. Since the Closing Date, no material adverse change has occurred in the overall rate of collection of the Receivables.

(o) Collections and Servicing. Since July 31, 2001, there has been no material adverse change in the ability of the Collection Agent, the Sellers, the Transferor or any Subsidiary or Affiliate of any of the foregoing to service and collect the Receivables.

(p) No Termination Event. No event has occurred and is continuing and no condition exists which constitutes a Termination Event or a Potential Termination Event.

(q) Not an Investment Company. The Transferor is not, and is not controlled by, an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or is exempt from all provisions of such Act.

(r) ERISA. Each of the Transferor and its ERISA Affiliates is in compliance with ERISA except for any compliance which would not reasonably be expected to have a Material Adverse Effect, and no lien exists in favor of the Pension Benefit Guaranty Corporation on any of the Receivables.

(s) Lockbox Accounts. The names and addresses of all the Lockbox Banks, together with the account numbers of the Lockbox Accounts at such Lockbox Banks, are specified in Exhibit B hereto (or at such other Lockbox Banks and/or with such other Lockbox Accounts as have been notified to the Administrative Agent and the Funding Agents for the CP Conduit Purchasers and the Committed Purchasers and for which Lockbox Agreements have been executed in accordance with Section 2.09(b) hereof and delivered to the Collection Agent). All Obligors have been instructed to make payment to a Lockbox Account, and only Collections are deposited into a Lockbox Account.

(t) Bulk Sales. No transaction contemplated hereby or by the Receivables Purchase Agreement requires compliance with any "bulk sales" act or similar law.

(u) Transfers Under Receivables Purchase Agreement. Each Receivable which has been transferred to the Transferor by any Seller has been purchased by the Transferor from the Seller pursuant to, and in accordance with, the terms of the Receivables Purchase Agreement.

(v) Preference; Voidability. The Transferor shall have given reasonably equivalent value to each Seller in consideration for the transfer to the Transferor of the Receivables and Related Security, Collections and Proceeds with respect thereto from the Seller, and each such transfer shall not have been made for or on account of an antecedent debt owed by the Seller to the Transferor, and no such transfer is or may be voidable under any Section of the Bankruptcy Reform Act of 1978 (11 U.S.C. §§ 101 et seq.), as amended (the "Bankruptcy Code").

(w) Subsidiaries. The Transferor shall not have any subsidiaries.

Any document, instrument, certificate or notice delivered to the Administrative Agent or any Funding Agent by the Transferor or any agent of the Transferor hereunder shall be deemed a representation and warranty by the Transferor.

SECTION 3.02. Reaffirmation of Representations and Warranties by the Transferor. On each day that a Transfer is made hereunder, the Transferor, by accepting the proceeds of such Transfer, whether delivered to the Transferor pursuant to Section 2.02(a) or Section 2.05 hereof, shall be deemed to have certified that all representations and warranties described in Section 3.01 hereof are true and correct on and as of such day as though made on and as of such day.

ARTICLE IV

Conditions Precedent

SECTION 4.01. Conditions to Effectiveness. This Agreement shall become effective on the first day on which the Administrative Agent shall have received the following documents, instruments and Fees, all of which shall be in a form and substance acceptable to each Funding Agent:

(a) A Certificate of the Secretary or Assistant Secretary of the Transferor in substantially the form of Exhibit H hereto certifying (i) the names and signatures of the officers and employees authorized on its behalf to execute this Agreement and any other documents to be delivered by it hereunder (on which Certificate the Administrative Agent, the Funding Agents, the CP Conduit Purchasers and the Committed Purchasers may conclusively rely until such time as the Administrative Agent shall receive from the Transferor a revised Certificate meeting the requirements of this clause (a)(i)), (ii) a copy of the Transferor's Certificate of Incorporation, certified by the Secretary of State of the State of Delaware, (iii) a copy of the Transferor's By-Laws, (iv) a copy of resolutions of the Board of Directors of the Transferor approving this transaction and (v) certificates of the Secretary of State of the State of Delaware certifying the Transferor's good standing under the laws of the State of Delaware.

(b) A Certificate of the Secretary or Assistant Secretary of each Seller in substantially the form of Exhibit H hereto certifying (i) the names and signatures of the officers and employees authorized on its behalf to execute the Receivables Purchase Agreement and any other documents to be delivered by it (on which Certificate the Administrative Agent, the Funding Agents, the CP Conduit Purchasers and the Committed Purchasers may conclusively rely until such time as the Administrative Agent shall receive from the Seller a revised Certificate meeting the requirements of this clause (b)(i)), (ii) a copy of the Seller's certificate of incorporation, certified by the Secretary of State of the state of such Seller's incorporation, (iii) a copy of the Seller's By-Laws, (iv) a copy of resolutions of the Board of Directors of the Seller approving this transaction and (v) certificates of the Secretary of State of the state of such Seller's incorporation, certifying the Seller's good standing under the laws of such state.

(c) Acknowledgment copies evidencing the filing in the appropriate filing offices of proper financing statements (Form UCC-1), naming the Transferor as the debtor, the Administrative Agent, as secured party, and of such other similar instruments or documents as may be necessary or, in the reasonable opinion of the Administrative Agent, desirable under the Relevant UCC of all appropriate jurisdictions or any comparable law to perfect the Administrative Agent's security interest in all Receivables, Related Security, Proceeds and Collections.

(d) Acknowledgment copies evidencing the filing in the appropriate filing offices of proper financing statements (Form UCC-1), naming each Seller as debtor, the Transferor as secured party, and the Administrative Agent, as assignee of the secured party, and of such other similar instruments or documents as may be necessary or, in the reasonable opinion of the Administrative Agent, desirable under the Relevant UCC of all appropriate jurisdictions or any comparable law to perfect the Transferor's ownership or security interest in all Receivables, Related Security and Collections.

(e) Acknowledgment copies evidencing the filing in the appropriate filing offices of proper financing statements (Form UCC-3), if any, necessary to terminate or assign to the Administrative Agent all security interests and other rights of any person in Receivables previously granted by the Transferor.

(f) Acknowledgment copies evidencing the filing in the appropriate filing offices of proper financing statements (Form UCC-3), if any, necessary to terminate or assign to the Administrative Agent all security interests and other rights of any person in Receivables, Related Security or Proceeds previously granted by the Sellers.

(g) Certified copies of request for information or copies (Form UCC-11) (or a similar search report certified by parties acceptable to the Administrative Agent), dated a date reasonably near the Closing Date, listing all effective financing statements which name the Transferor and any Seller (under their respective present names and any previous names) as debtor and which are filed in jurisdictions in which the filings were made pursuant to item (c), (d), (e) or (f) above together with copies of such financing statements (none of which, except for those filed pursuant to item (c) or (d) or those terminated pursuant to item (e) or (f), shall cover any Receivables, Related Security or Contracts).

(h) Executed copies of the Lockbox Agreements relating to each of the Lockbox Banks and the Lockbox Accounts and evidence satisfactory to the Administrative Agent of the establishment of the Collection Account.

(i) An opinion of Kutak Rock L.L.P., special counsel to the Transferor and the Sellers, addressed to the Administrative Agent, the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents and the Rating Agencies, regarding substantive consolidation in the event of a bankruptcy of Tyson or any Seller and true sale between each Seller and the Transferor.

(j) Opinions of special counsel to the Seller and the Transferor in the states of Arkansas, Delaware, Illinois, Iowa, Oklahoma, Texas, Wisconsin addressed to the Administrative Agent, the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents and the Rating Agencies, regarding perfection and priority of the interest granted by the Seller to the Transferor and the security interest granted by the Transferor to the Administrative Agent.

(k) An opinion of Kutak Rock, L.L.P., special counsel to the Transferor and the Seller, addressed to the Administrative Agent, the CP Conduit Purchasers, the Committed

Purchasers, the Funding Agents and the Rating Agencies, regarding the enforceability of the Transaction Documents to which each is a party and other corporate matters.

(l) An opinion of general counsel or assistant general counsel of Tyson, addressed to the Administrative Agent, the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents.

(m) An executed copy of this Agreement and each other Transaction Document to be executed by the Transferor and the Sellers.

(n) A Settlement Statement for September 2001.

(o) The most recent audited and unaudited consolidated financial statements of Tyson and a balance sheet of the Transferor certified by its chief financial officer.

(p) All Fees required to be paid on or prior to the Closing Date in accordance with the Fee Letter shall have been paid.

(q) (i) A written confirmation of PARCO's A-1 and P-1 CP rating by S&P and Moody's, respectively, (ii) a written confirmation of Nieuw Amsterdam's A-1, P-1 and F1 CP rating by S&P, Moody's and Fitch, respectively, and (iii) written confirmation of Three Pillars' A-1 and P-1 CP rating by S&P and Moody's, respectively.

(r) The performance of a review of the credit and collections procedures of the Sellers.

(s) Such other documents, instruments, certificates and opinions as the Administrative Agent or any Funding Agent shall reasonably request.

ARTICLE V

Covenants

SECTION 5.01. Affirmative Covenants of the Transferor. At all times from the date hereof to the date on which all Commitments have been terminated, the Net Investment has been reduced to zero, all Term-out Period Advances have been paid in full and all accrued Discount, Fees, Servicing Fees and all other Aggregate Unpaids shall have been paid in full in cash:

(a) Financial Reporting. The Transferor will maintain a system of accounting established and administered in accordance with GAAP consistently applied, and the Transferor and Tyson will furnish to the Administrative Agent:

(i) Annual Reporting. Within 90 days after the close of the Transferor's fiscal year, audited financial statements of Tyson and unaudited financial statements of the Transferor, prepared in accordance with GAAP consistently applied, in the case of Tyson on a consolidated basis for Tyson and its Subsidiaries, including balance sheets as of the end of such period, related statements of income, shareholders' equity and cash flows,

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accompanied by (in the case of Tyson) an audit report certified (without a "going concern" qualification and without any qualification as to the scope of the audit) by a nationally recognized independent certified public accountants, acceptable to the Administrative Agent, prepared in accordance with generally accepted auditing standards and any management letter prepared by said accountants.

(ii) Quarterly Reporting. Within 45 days after the close of the first three (3) quarterly periods of the Transferor's fiscal year, for (x) the Transferor and (y) for Tyson and its Subsidiaries, on a consolidated basis, unaudited balance sheets as at the close of each such period and related statements of income, shareholders' equity and cash flows in each case for the period from the beginning of such fiscal year to the end of such quarter, together with such other financial or other information as the Administrative Agent or any Funding Agent may reasonably request, in each case certified by its senior financial officer.

(iii) Compliance Certificate. Together with the financial statements required hereunder, a compliance certificate, substantially in the form of Exhibit N hereto, signed by the Transferor's chief financial officer or treasurer stating that (x) the attached financial statements have been prepared in accordance with GAAP consistently applied and accurately reflect the financial condition of the Transferor or Tyson, as applicable, and (y) to the best of such Person's knowledge, no Termination Event or Potential Termination Event exists, or if any Termination Event or Potential Termination Event exists, stating the nature and status thereof.

(iv) Notice of Termination Events or Potential Termination Events. As soon as possible and in any event within one Business Day after the actual knowledge of a Responsible Officer of the Transferor of the occurrence of each Termination Event or each Potential Termination Event, a statement of the chief financial officer of the Transferor setting forth details of such Termination Event or Potential Termination Event and the action which the Transferor has taken or proposes to take with respect thereto.

(v) Change in Credit and Collection Policy. Within ten (10) Business Days after the date any material change in or amendment to the Credit and Collection Policy is made, a copy of the Credit and Collection Policy then in effect indicating such change or amendment.

(vi) Credit and Collection Policy. Within ninety (90) days after the close of each Seller's and the Transferor's fiscal years, a complete copy of the Credit and Collection Policy then in effect.

(vii) ERISA. Without limiting the generality of the reporting requirements contained in this Section 5.01(a), promptly after the filing or receiving thereof, copies of all reports and notices with respect to any reportable event (as defined in Article IV of ERISA) which has any reasonable likelihood of having a Material Adverse Effect which (A) the Transferor, any of the Sellers or any ERISA Affiliate of the Transferor or the Sellers files under ERISA with the Internal Revenue Service, the Pension Benefit Guaranty Corporation or the U.S. Department of Labor, or (B) the Transferor, any of the

Sellers or any ERISA Affiliates of the Transferor or the Sellers receives from the Internal Revenue Service, the Pension Benefit Guaranty Corporation or the U.S. Department of Labor.

(viii) <u>Settlement Statements</u>. On each Settlement Statement Date, a Settlement Statement to the Administrative Agent, the Funding Agents and CP Conduit Purchasers.

(ix) <u>Weekly Reports</u>. During a Downgrade Condition, on each Weekly Settlement Date, a Weekly Report to the Administrative Agent, the Funding Agents and CP Conduit Purchasers.

(x) <u>Other Information.</u> Such other information (including non-financial information) as the Administrative Agent or any Funding Agent may from time to time reasonably request with respect to the Sellers, the Transferor or any Subsidiary of any of the foregoing, such information to be furnished to the Administrative Agent.

(b) <u>Conduct of Business.</u> The Transferor will carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted and do all things necessary to remain duly incorporated, validly existing and in good standing as a domestic corporation in its jurisdiction of incorporation and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted except any jurisdictions where the failure to maintain such authority could not reasonably be expected to have a Material Adverse Effect.

(c) <u>Compliance with Laws.</u> The Transferor will, and will cause each Seller and each Subsidiary of a Seller to, comply with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which it or its respective properties may be subject, except to the extent that the failure to so comply with such laws, rules, regulations, writs, judgments, injunctions, decrees or awards would not materially adversely affect the ability of the Transferor to perform its obligations under this Agreement.

(d) <u>Furnishing of Information and Inspection of Records.</u> The Transferor will, and will cause each Seller to, furnish to the Administrative Agent from time to time such information with respect to the Receivables as the Administrative Agent or any Funding Agent may reasonably request, including, without limitation, listings identifying the Obligor and the Outstanding Balance for each Receivable, together with an aging of Receivables. The Transferor will, and will cause each Seller to, at any time and from time to time during regular business hours and upon reasonable notice, permit the Administrative Agent and each Funding Agent, or their agents or representatives, (i) to examine and make copies of and abstracts from all Records and (ii) to visit the offices and properties of the Transferor and the Sellers for the purpose of examining such Records, and to discuss matters relating to Receivables or the Transferor's and the Sellers' performance hereunder and under the other Transaction Documents to which such Person is a party with any of the officers or employees of the Transferor and the Sellers having knowledge of such matters.

(e) <u>Keeping of Records and Books of Account.</u> The Transferor will, and will cause each Seller to, maintain and implement administrative and operating procedures (including, without limitation, an ability to recreate records evidencing Receivables in the event of the destruction of the originals thereof), and keep and maintain, all documents, books, records and other information reasonably necessary or advisable for the collection of all Receivables (including, without limitation, records adequate to permit the daily identification of each new Receivable and all Collections of and adjustments to each existing Receivable). The Transferor will, and will cause each Seller to, give the Administrative Agent, each of the Funding Agents and each of the Committed Purchasers, prompt notice of any change in the administrative and operating procedures of the Transferor or such Seller, as applicable, referred to in the previous sentence to the extent such change may have a Material Adverse Effect.

(f) <u>Performance and Compliance with Contracts.</u> The Transferor, at its expense, will instruct the Collection Agent to, and to the extent applicable, timely and fully perform and comply with all material provisions, covenants and other promises required to be observed by the Transferor under the Contracts related to the Receivables.

(g) <u>Credit and Collection Policies.</u> The Transferor will instruct the Collection Agent and the Sellers to comply in all material respects with the Credit and Collection Policy in regard to each Receivable and the related Contract.

(h) <u>Collections.</u> The Transferor shall instruct the Collection Agent and the Sellers to instruct all Obligors to cause all Collections to be deposited directly to a Lockbox Account.

(i) <u>Collections Received.</u> The Transferor shall, and shall instruct the Collection Agent and the Sellers to, hold in trust, and deposit immediately (but in any event no later than one (1) Business Day following receipt thereof) to a Lockbox Account all Collections received from time to time by the Transferor, the Collection Agent and the Sellers, or with the consent of the Administrative Agent and the Required Committed Purchasers, to a segregated account satisfactory to the Administrative Agent and the Required Committed Purchasers.

(j) <u>Sale Treatment.</u> The Transferor will not account for (including for accounting purposes), or otherwise treat, the transactions contemplated by the Receivables Purchase Agreement in any manner other than as a sale of Receivables by the Sellers to the Transferor. In addition, the Transferor shall disclose (in a footnote or otherwise) in all of its financial statements (including any such financial statements consolidated with any other Persons' financial statements) the existence and nature of the transaction contemplated hereby and by the Receivables Purchase Agreement, the interest of the Transferor, the CP Conduit Purchasers and the Committed Purchasers in the Receivables and Related Security, Collections and Proceeds with respect thereto, and that the assets of the Transferor are not available to pay creditors of Tyson or the Sellers. For U.S. Federal, State and local income and franchise tax purposes, the transactions contemplated by this Agreement will be treated as a loan to the Transferor, secured by the assets acquired by the Transferor pursuant to the Receivables Purchase Agreement.

(k) <u>Separate Business.</u> The Transferor shall not engage in any business not permitted by its Certificate of Incorporation as in effect on the Closing Date.

(l) Corporate Documents. The Transferor shall only amend, alter, change or repeal its Certificate of Incorporation or the By-laws with the prior written consent of each Funding Agent which shall not be unreasonably withheld.

(m) Net Worth. The Transferor on the Closing Date shall have a net worth (as defined in accordance with GAAP) of at least $190,000,000, and shall thereafter maintain at all times a net worth (as defined in accordance with GAAP), of at least $140,000,000.

(n) Separate Corporate Existence. The Transferor shall:

(i) Maintain its own deposit account or accounts, separate from those of any Affiliate, with commercial banking institutions and use its commercially reasonable efforts to ensure that the funds of the Transferor will not be diverted to any other Person or for other than corporate uses of the Transferor and that, except as contemplated by Section 6.02(b) such funds will not be commingled with the funds of any Seller or any Subsidiary or Affiliate of the Sellers;

(ii) To the extent that it shares the same officers or other employees as any of its stockholders or Affiliates, fairly allocate among such entities the salaries of and the expenses related to providing benefits to such officers and other employees, and each such entity shall bear its fair share of the salary and benefit costs associated with all such common officers and employees;

(iii) To the extent that it jointly contracts with any of its stockholders or Affiliates to do business with vendors or service providers or to share overhead expenses, fairly allocate among such entities the costs incurred in so doing, and each such entity shall bear its fair share of such costs. To the extent that the Transferor contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any other Person, the costs incurred in so doing shall be fairly allocated to or among such entities for whose benefit the goods or services are provided, and each such entity shall bear its fair share of such costs;

(iv) Enter into all material transactions between the Transferor and any of its Affiliates, whether currently existing or hereafter entered into, only on an arm's length basis, it being understood and agreed that the transactions contemplated in the Transaction Documents meet the requirements of this clause (iv);

(v) Maintain office space separate from the office space of the Sellers and any Affiliates of the Sellers. To the extent that the Transferor and any of its stockholders or Affiliates have offices in the same location, there shall be a fair and appropriate allocation of overhead costs among them, and each such entity shall bear its fair share of such expenses;

(vi) Issue separate unaudited financial statements prepared not less frequently than quarterly and prepared in accordance with GAAP consistently applied;

(vii) Conduct its affairs strictly in accordance with its certificate of incorporation and observe all necessary, appropriate and customary corporate formalities, including, but not limited to, holding all regular and special stockholders' and directors' meetings appropriate to authorize all corporate action, keeping separate and accurate minutes of its meetings, passing all resolutions or consents necessary to authorize actions taken or to be taken, and maintaining accurate and separate books, records and accounts, including, but not limited to, payroll and intercompany transaction accounts;

(viii) Not assume or guarantee any of the liabilities of the Sellers or any Affiliate thereof;

(ix) Take, or refrain from taking, as the case may be, all other actions that are necessary to be taken or not to be taken in order to (x) ensure that the assumptions and factual recitations set forth in the Specified Bankruptcy Opinion Provisions remain true and correct with respect to the Transferor and (y) comply with those procedures described in such provisions which are applicable to the Transferor;

(x) Take such actions as are necessary to ensure that not less than one member of Transferor's Board of Directors shall be an individual who (1) is not, and never has been, a direct, indirect or beneficial stockholder, officer, director, employee, affiliate, associate, material supplier or material customer of the Collection Agent or any of its Affiliates, and (2) has experience as an independent director for a corporation whose charter documents required the unanimous consent of all independent directors thereof before such corporation could consent to the institution of bankruptcy or insolvency proceedings against it or before it could file a petition seeking relief under any applicable federal or state law relating to bankruptcy or insolvency, and (3) has at least three years of employment experience with one or more entities that provide, in the ordinary course of their respective businesses, advisory, management or placement services to issuers of securitization or structured finance instruments, agreements or securities (the "Independent Directors"). The certificate of incorporation of the Transferor shall provide that (i) at least one member of the Transferor's Board of Directors shall be an Independent Director, (ii) the Transferor's Board of Directors shall not approve, or take any other action to cause the filing of, a voluntary bankruptcy petition with respect to the Transferor unless a unanimous vote of the Transferor's Board of Directors (which vote shall include the affirmative vote of each Independent Director) shall approve the taking of such action in writing prior to the taking of such action and (iii) the provisions requiring an independent director and the provision described in clauses (i) and (ii) of this paragraph (x) cannot be amended without the prior written consent of each Independent Director;

(xi) Take such actions as are necessary to ensure that no Independent Director shall at any time serve as a trustee in bankruptcy for the Transferor or any Affiliate thereof;

(xii) Take such actions as are necessary to ensure that the books of account, financial reports and corporate records of the Transferor will be maintained separately from those of Tyson and each other Affiliate of the Transferor;

(xiii) Take such actions as are necessary to ensure that any financial statements of Tyson or any Affiliate thereof which are consolidated to include the Transferor will contain detailed notes clearly stating that (A) all of the Transferor's assets are owned by the Transferor, and (B) the Transferor is a separate corporate entity with its own separate creditors that will be entitled to be satisfied out of the Transferor's assets prior to any value in the Transferor becoming available to the Transferor's equity holders; and the accounting records of the Sellers will clearly show that, for accounting purposes, the Receivables and Related Security have been sold to the Transferor;

(xiv) Take such actions as are necessary to ensure that the Transferor's assets will be maintained in a manner that facilitates their identification and segregation from those of Tyson, the Sellers and other Affiliates of Tyson;

(xv) Take such actions as are necessary to ensure that no Affiliates of the Transferor shall, directly or indirectly, name the Transferor or enter into any agreement to name the Transferor a direct or contingent beneficiary or loss payee or any insurance policy covering the property of any such Affiliate; and

(xvi) Take such actions as are necessary to ensure that no Affiliate of the Transferor will be, nor will hold itself out to be, responsible for the debts of the Transferor or the decisions or actions in respect of the daily business and affairs of the Transferor. The Transferor will immediately correct any known misrepresentation with respect to the foregoing, and the Transferor and its Affiliates will not operate or purport to operate as an integrated single economic unit with respect to each other or in their dealing with any other entity.

(o) Enforcement of Receivables Purchase Agreement. The Transferor shall use its best efforts to enforce all rights held by it under the Receivables Purchase Agreement and shall not waive any breach of any covenant contained in Section 5.01 thereunder.

(p) Further Assurances. (i) Tyson at the joint and several expense of Tyson and the Sellers, shall execute, acknowledge and deliver, or cause to be executed, acknowledged or delivered, from time to time, within a reasonable time period of such request, (A) such amendments or supplements to this Agreement and the Receivables Purchase Agreement as are requested by the Administrative Agent (acting at the direction of the Committed Purchasers necessary to approve such action pursuant to Section 10.02), and (B) such further instruments and take such further action, in each case, as may be reasonably necessary (as determined by the Funding Agents in consultation with Tyson), to obtain the confirmation of the current ratings assigned to the Commercial Paper (on an unwrapped basis), to the extent such ratings are attributable to the transactions contemplated hereby and the other Transaction Documents. In furtherance of the foregoing and thereafter from time to time as may be necessary, Tyson shall (A) cooperate with each of S&P, Moody's and/or Fitch in connection with any review of the Transaction Documents which may be undertaken by S&P, Moody's and or Fitch prior to the Closing Date and (B) provide each of S&P, Moody's and Fitch with such information or access to such information as they may reasonably request in connection with any future review of the ratings referred to above.

(ii) Tyson will, at its expense, upon the request of the Administrative Agent (in consultation with the Funding Agents), from time to time, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, within a reasonable time period after such request, such amendments, supplements and further instruments as are reasonably necessary or advisable to minimize the CP Purchasers' and Committed Purchasers' exposure under PASA.

SECTION 5.02. <u>Negative Covenants of the Transferor.</u> At all times from the date hereof to the date on which all Commitments have been terminated, the Net Investment has been reduced to zero, all Term-out Period Advances have been paid in full and all accrued Discount, Fees, Servicing Fees and all other Aggregate Unpaids shall have been paid in full in cash:

(a) <u>No Sales, Liens, etc.</u> Except as otherwise provided herein and in the Receivables Purchase Agreement, the Transferor will not sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim upon (or the filing of any financing statement) or with respect to (x) any of the Receivables or Related Security, (y) any Lockbox Account or (z) any Term-out Period Account or any amounts from time to time on deposit therein or credited thereto.

(b) <u>No Extension or Amendment of Receivables.</u> Except as otherwise permitted in Section 6.02 hereof, the Transferor will not, and will not permit any Seller to, extend, amend or otherwise modify the terms of any Receivable, or amend, modify or waive any term or condition of any Contract related thereto.

(c) <u>New Credit and Collection Policy; No Change in Business or Credit and Collection Policy.</u> Within 60 days after the Closing Date, Tyson and the Transferor will, and Tyson will cause each Seller to, replace the Credit and Collection Policies in effect on the Closing Date with a Credit and Collection Policy reasonably satisfactory to the Funding Agents. The Transferor will not, and will not permit any Seller to, make any change in the character of its business or in the Credit and Collection Policy as in effect from time to time, which change would have a Material Adverse Effect.

(d) <u>No Mergers, etc.</u> The Transferor will not without the prior written consent of each Funding Agent, and except as otherwise permitted pursuant to the Receivables Purchase Agreement, will not permit any Seller to, (i) consolidate or merge with or into any other Person, or (ii) sell, lease or transfer all or substantially all of its assets to any other Person, <u>provided</u>, that a Seller may merge with or into another Seller or with another Person if (A)(1) such Seller is the corporation surviving such consolidation or merger or (2) the Person into or with whom the Seller is merged or consolidated is an Affiliate and the surviving corporation assumes in writing all duties and liabilities of the Seller under the Transaction Documents, and (B) immediately after and giving effect to such consolidation or merger, no Termination Event or Potential Termination Event shall have occurred and be continuing.

(e) <u>Change in Payment Instructions to Obligors; Deposits to Lockbox Accounts; Notice of Legal Process Against Lockbox Account.</u> The Transferor will not, and will not permit any Seller to, add or terminate any bank as a Lockbox Bank or any account as a Lockbox

Account to or from those listed in Exhibit B hereto or make any change in its instructions to Obligors regarding payments to be made to any Lockbox Account, unless (i) such instructions are to deposit such payments to another existing Lockbox Account or (ii) the Administrative Agent shall have received written notice of such addition, termination or change at least thirty (30) days prior thereto and the Administrative Agent shall have received a Lockbox Agreement executed by each new Lockbox Bank or an existing Lockbox Bank with respect to each new Lockbox Account, as applicable. The Transferor will not deposit or otherwise credit, or cause or permit to be so deposited or credited, to any Lockbox Account cash or cash proceeds other than Collections of Receivables. However, in the event any Seller deposits or otherwise credits, or cause or permits to be so deposited or credited, to any Lockbox Account, cash or cash proceeds other than Collections of Receivables, the Transferor shall, or shall cause such Seller to, segregate or cause to be segregated any such cash or cash proceeds from Collections within one (1) Business Day following the deposit or credit to any Lockbox Account. Promptly after a Responsible Officer of the Transferor or the Collection Agent receives notice or becomes aware that a lien, writ, garnishment or other legal process has been filed against the Transferor, Tyson, the Collection Agent, any Seller or any Lockbox Bank with respect to a Lockbox Account or Lockbox Agreement, the Transferor or the Collection Agent, as applicable, will notify the Administrative Agent thereof.

(f) <u>Change of Name, etc.</u> The Transferor will not, and will not permit a Seller to, change its name, jurisdiction of organization, form of organization, taxpayer identification number or state organizational number, unless at least ten (10) days prior to the effective date of any such change the Transferor delivers to the Administrative Agent (i) such documents, instruments or agreements, executed by the Transferor as are necessary to reflect such change and to continue the perfection of the Administrative Agent's ownership interests or security interests in the Receivables and Related Security, Collections and Proceeds with respect thereto and (ii) new or revised Lockbox Agreements executed by the Lockbox Banks which reflect such change and enable the Administrative Agent to continue to exercise its rights contained in Section 2.09 hereof.

(g) <u>Amendment to Receivables Purchase Agreement.</u> The Transferor will not, and will not permit any of the Sellers to, amend, modify, or supplement the Receivables Purchase Agreement, except with the prior written consent of each Funding Agent; nor shall the Transferor take, or permit any of the Sellers to take, any other action under the Receivables Purchase Agreement that shall have a material adverse affect on the Administrative Agent, any CP Conduit Purchaser or any Committed Purchaser or which is inconsistent with the terms of this Agreement.

(h) <u>Other Debt.</u> Except as provided for herein or in the Receivables Purchase Agreement, the Transferor will not create, incur, assume or suffer to exist any indebtedness whether current or funded, or any other liability other than (i) indebtedness of the Transferor representing fees, expenses and indemnities arising hereunder or under the Receivables Purchase Agreement (including the Subordinated Note) for the purchase price of the Receivables under the Receivables Purchase Agreement; (ii) other indebtedness incurred in the ordinary course of its business to the extent permitted by or required under any other Transaction Document and (iii) additional indebtedness in an amount not to exceed $9,850 at any time outstanding.

(i) [RESERVED]

(j) <u>Payment to the Sellers.</u> With respect to any Receivable sold by the Sellers to the Transferor, the Transferor shall, and shall cause the Sellers to, effect such sale under, and pursuant to the terms of, the Receivables Purchase Agreement, including, without limitation, the payment by the Transferor either in cash or by increase in the amount of the Subordinated Note of an amount equal to the purchase price for such Receivable as required by the terms of the Receivables Purchase Agreement.

(k) <u>Financial Covenants</u>. Tyson shall not amend, modify or waive the financial covenants set forth in Sections 7.13, 7.14, 7.15 and 7.16 of the Five-Year Credit Agreement without the prior consent of the Administrative Agent and the Funding Agents.

ARTICLE VI

Administration and Collections

SECTION 6.01. <u>Appointment of Collection Agent.</u> The servicing, administering and collection of the Receivables shall be conducted by such Person (the "<u>Collection Agent</u>") so designated from time to time in accordance with this Section 6.01. Until the Administrative Agent (at the direction of the Required Committed Purchasers) gives notice to Tyson of the designation of a new Collection Agent pursuant to this Section 6.01, Tyson is hereby designated as, and hereby agrees to perform the duties and obligations of, the Collection Agent pursuant to the terms hereof. The Collection Agent may not delegate any of its rights, duties or obligations hereunder, or designate a substitute Collection Agent, without the prior written consent of each Funding Agent; <u>provided</u> that Tyson shall be permitted to delegate its duties and obligations as Collection Agent hereunder to the Sellers or any of Tyson's Affiliates, but such delegation shall not relieve Tyson of its duties and obligations as Collection Agent hereunder.   Any such delegation of the Collection Agent's obligations hereunder to an Affiliate shall be on terms and conditions agreed upon between the Collection Agent and such Affiliate. The Administrative Agent may, and upon the direction of the Required Committed Purchasers the Administrative Agent shall, but only after the occurrence of a Collection Agent Default or any other Termination Event, designate as Collection Agent any Person (including itself) to succeed Tyson or any successor Collection Agent, on the condition in each case that any such Person so designated shall agree to perform the duties and obligations of the Collection Agent pursuant to the terms hereof. Following a Collection Agent Default or a Termination Event, the Administrative Agent may notify any Obligor of the designation of a successor Collection Agent.

SECTION 6.02. <u>Duties of Collection Agent.</u> (a) The Collection Agent shall take or cause to be taken all such action as may be necessary or advisable to collect each Receivable from time to time all in accordance with applicable laws, rules and regulations, with reasonable care and diligence, and in accordance with the applicable Credit and Collection Policy. Each of the Transferor, the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents and the Administrative Agent, hereby appoints as its agent the Collection Agent, from time to time designated pursuant to Section 6.01 hereof, to enforce its respective rights and interests in and under the Receivables and Related Security, Collections and Proceeds with respect thereto. To the extent permitted by applicable law, the Transferor hereby grants to any Collection Agent appointed hereunder an irrevocable power of attorney to take in the Transferor's name and on behalf of the Transferor any and all steps necessary or desirable, in the reasonable determination of the Collection Agent, to collect all amounts due under any and all Receivables, including, without limitation, endorsing the Transferor's name on checks and other instruments representing Collections and enforcing such Receivables and the related Contracts. The Collection Agent shall set aside for the account of the Transferor, the CP Conduit Purchasers and the Committed Purchasers their respective allocable shares of the Collections of Receivables in accordance with Sections 2.05 and 2.06 hereof. The Collection Agent shall segregate and deposit to the Collection Account each CP Conduit Purchaser's and each Committed Purchaser's allocable share of Collections of Receivables when required pursuant to Article II hereof. The Collection Agent shall, and shall cause the Sellers to, hold in trust for the Transferor, the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents and the Administrative Agent, in accordance with their respective interests, all Records which evidence or relate to Receivables, Related Security or Collections. Notwithstanding anything to the contrary contained herein, the Administrative Agent shall have the absolute and unlimited right to direct the Collection Agent (whether the Collection Agent is Tyson or any other Person) to commence or settle any legal action to enforce collection of any Receivable or to foreclose upon or repossess any Related Security. The Collection Agent shall not make the Administrative Agent, any of the CP Conduit Purchasers, any of the Funding Agents or any of the Committed Purchasers a party to any litigation without the prior written consent of such Person.

(b) The Collection Agent shall, as soon as practicable following receipt thereof, segregate any funds deposited in a Lockbox Account or otherwise commingled and not attributable to a Receivable within one (1) Business Day of receipt thereof and remit such funds to the appropriate Person. If the Collection Agent is not the Transferor, Tyson, any Seller or an Affiliate of the Transferor or the Sellers, the Collection Agent, by giving three (3) Business Days' prior written notice to the Administrative Agent and each Funding Agent, may revise the Servicing Fee; provided that such revised Servicing Fee shall be a reasonable fee agreed upon by the Collection Agent, the Administrative Agent and each Funding Agent reflecting rates and terms prevailing at such time as would be negotiated on an arm's-length basis. The Collection Agent, if other than the Transferor, Tyson, any Seller or an Affiliate of the Transferor or the Sellers, shall as soon as practicable upon demand, deliver to the applicable Seller all Records in its possession which evidence or relate to indebtedness of an Obligor which is not a Receivable.

(c) On or before ninety-five (95) days after the end of each fiscal year of the Collection Agent, beginning with the fiscal year ending September 28, 2002, the Collection Agent shall cause a firm of nationally recognized independent public accountants reasonably acceptable to the Administrative Agent (who may also render other services to the Collection Agent, the Transferor, the Sellers or any Affiliates of any of the foregoing), at the expense of the Transferor, to furnish a report to the Administrative Agent and the Transferor to the effect that they have:

(i) selected at least one Settlement Statement for each fiscal quarter delivered during the fiscal year then ended and verified that the amounts presented on such Settlement Statement relating to sales, total dilution, net sales, collections, promotional allowances, net write-offs, concentrations and aging of Receivables agreed with the information provided to the Collection Agent by each Seller;

(ii) verified that the amounts presented on each Seller's reports to the Collection Agent for the periods selected in (i) above relating to sales, total dilution, net sales, collections, promotional allowances, net write-offs, concentrations and aging of Receivables agreed with the information contained within such Seller's underlying accounting records for such Settlement Period;

(iii) During a Downgrade Condition, selected at least one Weekly Report for each fiscal quarter (during which a Downgrade Condition had occurred or was continuing) delivered during the fiscal year then ended and verified that the amounts presented on such Weekly Report relating to sales, collections, concentrations and aging of Receivables agreed with the information provided to the Collection Agent by each Seller;

(iv) verified that the amounts presented on each Seller's reports to the Collection Agent for the periods selected in clause (iii) above relating to sales, collections, concentrations and aging of Receivables agreed with the information contained within such Seller's underlying accounting records for such period;

(v) recalculated the Net Receivables Balance from the Settlement Statements and Weekly Reports (if any) selected in clauses (i) and (iii) above and agreed as to the mathematical accuracy thereof;

(vi) with respect to the Settlement Statements selected in clause (i) above, selected a random sample of at least 100 credit memos issued for operational claims and promotional allowances and verified that such items agreed with the information contained in such Seller's accounting records;

(vii) with respect to the Settlement Statements selected in clause (i) above, selected a random sample of at least 50 Receivables in the aggregate for all Sellers and verified that such Receivables satisfied the requirements of clauses (3), (4) and (8) of the definition of "Eligible Receivables";

(viii) with respect to Settlement Statements from two fiscal quarters selected in clause (i) above, conducted a "negative confirmation" or other alternative procedures of a random sample of at least 50 Receivables in the aggregate for all Sellers (which may be the same Receivables selected in clause (vii) above) and verified that each Seller's records and computer system used in servicing the Receivables contained correct information with regard to outstanding balances;

(ix) with respect to each Settlement Statement from two fiscal quarters selected in clause (i) above, selected a random sample of at least 50 Receivables in the aggregate for all Sellers (which may be the same Receivables selected in clause (vii) above) and verified that such Receivables were included in the proper aging category on such Settlement Statement based on the dates listed on the original invoices for such Receivables; and

(x) such other reasonable procedures identified by the Funding Agents and for which notice of such additional procedures shall have been given to the Collection Agent no later than 30 days after the end of such fiscal year.

except, in each case for (1) such exceptions as such firm shall believe to be immaterial (which exceptions need not be enumerated) and (2) such other exceptions as shall be set forth in such statement.

(d) On or before sixty (60) days after the Closing Date, the Collection Agent shall cause a firm of nationally recognized independent public accountants reasonably acceptable to the Administrative Agent (who may also render services to the Collection Agent, the Transferor, the Sellers or any Affiliate of any of the foregoing), at the expense of the Transferor, to furnish a report to the Administrative Agent and the Transferor to the effect that for each fiscal quarter during the fiscal year ending September 29, 2001, they have:

(i) verified that the amounts presented on each Seller's report to the Collection Agent for each of the months ended December 2000, March 2001, June 2001 and September 2001 relating to sales, total dilution, net sales, collections, promotional allowances, write-offs, customer concentrations and aging of Receivables agreed with the information contained within such Seller's accounting records for each applicable Settlement Period;

(ii) with respect to the Seller's reports for the months of June 2001 and September 2001 referred to in clause (i) above, selected a random sample of at least 50 credit memos issued for operational claims and promotional allowances and verified that such items agreed with the information contained in such Seller's accounting records;

(iii) with respect to the Seller's reports for the months of June 2001 and September 2001 referred to in clause (i) above, selected a random sample of at least 50 Receivables in the aggregate for all Sellers and verified that such Receivables satisfied the requirements of clauses (3), (4) and (8) of the definition of "Eligible Receivables";

(iv) with respect to the Seller's reports for the months of June 2001 and September 2001 referred to in clause (i) above, conducted a "negative confirmation" or other alternative procedures of a random sample of at least 50 Receivables in the aggregate for all Sellers (which may be the same Receivables selected in clause (iii) above) and verified that each Seller's records and computer system used in servicing the Receivables contained correct information with regard to outstanding balances; and

(v) with respect to the Seller's reports for the months of June 2001 and September 2001 referred to in clause (i) above, selected a random sample of at least 50 Receivables in the aggregate for all Sellers (which may be the same Receivables selected in clause (iii) above) and verified that such Receivables were included in the proper aging category on such Settlement Statement based on the dates listed on the original invoices for such Receivables;

except, in each case for (1) such exceptions as such firm shall believe to be immaterial (which exceptions need not be enumerated) and (2) such other exceptions as shall be set forth in such statement.

(e) Notwithstanding anything to the contrary contained in this Article VI, the Collection Agent, if not the Transferor, Tyson, any Seller or any Affiliate of the Transferor or the

Sellers, shall have no obligation to collect, enforce or take any other action described in this Article VI with respect to any indebtedness that is not included in the Transferred Interest other than to deliver to the Transferor the collections and documents with respect to any such indebtedness as described in Section 6.02(b) hereof.

SECTION 6.03. <u>Rights After Designation of New Collection Agent.</u> At any time following the designation of a Collection Agent other than Tyson, any Seller or the Transferor pursuant to the penultimate sentence of Section 6.01 hereof:

(a) The Administrative Agent may, at its option, or shall, at the direction of the Required Committed Purchasers, direct that payment of all amounts payable under any Receivable be made directly to the Administrative Agent or its designee for the benefit of the CP Conduit Purchasers and the Committed Purchasers.

(b) The Transferor shall, at the Administrative Agent's request and at the Transferor's expense, give notice of the CP Conduit Purchasers', the Transferor's and/or the Committed Purchasers' ownership of Receivables to each Obligor and direct that payments be made directly to the Administrative Agent or its designee.

(c) The Transferor shall, at the Administrative Agent's request, (A) assemble all of the Records, and shall make the same available to the Administrative Agent or its designee at a place selected by the Administrative Agent or its designee, and (B) segregate all cash, checks and other instruments received by it from time to time constituting Collections of Receivables in a manner acceptable to the Administrative Agent and shall, promptly upon receipt, remit all such cash, checks and instruments, duly endorsed or with duly executed instruments of transfer, to the Administrative Agent or its designee.

(d) The Transferor hereby authorizes the Administrative Agent to take any and all steps in the Transferor's name and on behalf of the Transferor necessary or desirable, in the determination of the Administrative Agent, to collect all amounts due under any and all Receivables, including, without limitation, endorsing the Transferor's name on checks and other instruments representing Collections and enforcing such Receivables and the related Contracts.

SECTION 6.04. <u>Representations and Warranties of the Collection Agent.</u> The Collection Agent represents and warrants (solely as to itself) to the Administrative Agent, each CP Conduit Purchaser, each Committed Purchaser and each Funding Agent as of the date it becomes a Collection Agent hereunder that:

(a) <u>Corporate Existence and Power.</u> The Collection Agent is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and has all corporate power and all material governmental licenses, authorizations, consents and approvals required to carry on its business in each jurisdiction in which its business is now conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not have a Material Adverse Effect. The Collection Agent is duly qualified to do business in, and is in good standing in, every other jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

(b) <u>Corporate and Governmental Authorization, Contravention.</u> The execution, delivery and performance by the Collection Agent of this Agreement (i) are within the Collection Agent's corporate powers, (ii) have been duly authorized by all necessary corporate action on the Collection Agent's part, (iii) require no action by or in respect of, or filing with, any Official Body or official thereof (except for the filing of UCC financing statements as required by this Agreement or as have been taken or filed and, with respect to filings other than UCC financing statements, filings where the failure to file will not have a Material Adverse Effect), (iv) do not contravene, or constitute a default under, any provision of applicable Law or of the organizational documents of the Collection Agent or of any agreement or other material instrument binding upon the Collection Agent, except where such contravention or default would not have a Material Adverse Effect, or (v) result in the creation or imposition of any Adverse Claim on the assets of the Collection Agent or any of its Affiliates (except those created by the Transaction Documents).

(c) <u>Binding Effect.</u> This Agreement constitutes the legal, valid and binding obligations of the Collection Agent, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding at law or in equity).

(d) <u>Action, Suits.</u> Except as set forth in Exhibit F hereto, there are no actions, suits or proceedings pending, or to the knowledge of the Collection Agent, threatened, against the Collection Agent, or any Affiliate of the Collection Agent, or its respective properties, in or before any court, arbitrator or other body, which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

SECTION 6.05. <u>Affirmative Covenants of the Collection Agent.</u> At all times from the date hereof to the date on which all Commitments have been terminated, the Net Investment has been reduced to zero, all Term-out Period Advances have been repaid in full and all accrued Discount, Fees, Servicing Fees and all other Aggregate Unpaids shall have been paid in full in cash:

(a) <u>Credit and Collection Policy.</u> The Collection Agent will comply in all material respects with the applicable Credit and Collection Policy in regard to each Receivable and the related Contract.

(b) <u>Collections Received.</u> The Collection Agent shall hold in trust, and deposit as soon as reasonably practicable (but in any event no later than one Business Day following its receipt thereof) to a Lockbox Account all Collections received from time to time by the Collection Agent.

(c) <u>Notice of Termination Events, Potential Termination Events or Collection Agent Defaults.</u> Immediately, and in any event within one (1) Business Day after the Collection Agent obtains knowledge of the occurrence of each Termination Event, Potential Termination

Event or Collection Agent Default, the Collection Agent will furnish to the Administrative Agent and each Funding Agent a statement of a Responsible Officer of the Collection Agent setting forth details of such Termination Event, Potential Termination Event or Collection Agent Default, and the action which the Collection Agent, the Transferor or a Seller proposes to take with respect thereto.

(d) Conduct of Business. The Collection Agent will do all things necessary to remain duly incorporated, validly existing and in good standing as a domestic corporation in its jurisdiction of incorporation and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted to the extent that the failure to maintain such would have a Material Adverse Effect.

(e) Compliance with Laws. The Collection Agent will comply in all respects with all Laws with respect to the Receivables to the extent that any non-compliance would have a Material Adverse Effect.

(f) Further Information. The Collection Agent shall furnish or cause to be furnished to the Administrative Agent and each Funding Agent such other information relating to the Receivables and readily available public information regarding the financial condition of the Collection Agent, as soon as reasonably practicable, and in such form and detail, as the Administrative Agent or any Funding Agent may reasonably request.

SECTION 6.06. Negative Covenants of the Collection Agent. At all times from the date hereof to the date on which all Commitments have been terminated, the Net Investment has been reduced to zero, all Term-out Period Advances have been repaid in full and all accrued Discount, Fees, Servicing Fees and all other Aggregate Unpaids shall have been paid in full in cash:

(a) No Sales, Liens, Etc. Except as otherwise provided herein, in the Receivables Purchase Agreement and in the Credit Agreements, the Collection Agent will not:

(x) sell, assign (by operation of law or otherwise) or otherwise dispose of, or create any Adverse Claim upon (or file any financing statement) or with respect to (i) any of the Receivables, Related Security, Collections or Proceeds with respect thereto, (ii) any Lockbox Account (or any other account referred to in Section 5.01(i)) to which any Collections of any Receivable are sent, or assign any right to receive income in respect thereof; or

(y) grant any Adverse Claim or file any financing statement (other than those granted in the Transaction Documents) on or with respect to any inventory or goods, the sale of which may give rise to a Collection, or

(b) Consolidations, Mergers and Sales of Assets. The Collection Agent shall not (i) consolidate or merge with or into any other Person or (ii) sell, lease or otherwise transfer all or substantially all of its assets to any other Person; provided that the Collection Agent may consolidate or merge with another Person if (A)(1) the Collection Agent is the corporation surviving such consolidation or merger or (2) the Person into or with whom the Collection Agent is merged or consolidated is an Affiliate and the surviving corporation assumes in writing all duties and liabilities of the Collection Agent hereunder and (B) immediately after and giving effect to such consolidation or merger, no Termination Event or Potential Termination Event shall have occurred and be continuing.

(c) Lockbox Accounts. Except as permitted pursuant to Section 2.09(b) of this Agreement or as otherwise permitted under or required by the Transaction Documents, the Collection Agent shall not make, or cause or permit any other Person to make any transfer of funds on deposit in a Lockbox Account.

(d) Modifications of Receivables or Contracts. The Collection Agent shall not extend, amend, forgive, discharge, compromise, waive, cancel or otherwise modify the terms of any Receivable or amend, modify or waive any term or condition of any Contract related thereto; provided, that the Collection Agent may take such actions as are expressly permitted by the terms of any Transaction Document and are in accordance with the Credit and Collection Policy.

SECTION 6.07. Collection Agent Default. The occurrence of any one or more of the following events shall constitute a Collection Agent default (each, a "Collection Agent Default"):

(a) (i) the Collection Agent or, to the extent that the Transferor, Tyson, any Seller or any Affiliate of the Transferor or the Sellers is then the Collection Agent, the Transferor, Tyson, such Seller or such Affiliate, as applicable, shall fail to observe or perform any material term, covenant or agreement hereunder (other than as referred to in clauses (ii) and (iii) of this Section 6.07(a)), and such failure shall remain unremedied for ten (10) days, after a Responsible Officer of the Collection Agent has knowledge thereof or (ii) the Collection Agent or, to the extent that the Transferor, Tyson, any Seller or any Affiliate of the Transferor or the Sellers is then acting as Collection Agent, the Transferor, Tyson, such Seller or such Affiliate, as applicable, shall fail to make any payment or deposit required to be made by it hereunder when due and such failure remains uncured for one (1) Business Day or the Collection Agent shall fail to observe or perform in any material respect any term, covenant or agreement on the Collection Agent's part to be performed under Section 2.09(b) hereof, or (iii) the Collection Agent fails to deliver any Weekly Report within two (2) Business Days of the date when due or Settlement Statement within one (1) Business Day of the date when due; or

(b) any representation, warranty, certification or statement made by the Collection Agent in this Agreement, any other Transaction Document or in any other document delivered pursuant hereto or thereto shall prove to have been incorrect in any material respect when made or deemed made; provided that no such event shall constitute a Collection Agent Default unless such event shall continue unremedied for a period of ten (10) days from the date a Responsible Officer of the Collection Agent obtains knowledge thereof; or

(c) the Collection Agent or any of its Subsidiaries shall fail to make any payment of principal or interest in respect of any Indebtedness owing to any Person that is not an Affiliate of such Collection Agent or Subsidiary evidencing an aggregate outstanding principal amount exceeding $50,000,000, when and as the same shall become due and payable after giving effect to any applicable grace period with respect thereto; or any event or condition occurs that results in any such Indebtedness becoming due prior to its scheduled maturity or that enables or permits the holder or holders of any such Indebtedness or any trustee or agent on its or their behalf to cause any such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (c) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness; or

(d) an involuntary proceeding described under clause (ii) of the definition of Event of Bankruptcy shall occur and be continuing for sixty (60) days, or any other Event of Bankruptcy shall occur and be continuing, in each case with respect to the Collection Agent or any of its Subsidiaries (other than any Inactive Subsidiaries which are not Sellers); or

(e) there shall have occurred any event which, in the commercially reasonable judgment of the Administrative Agent and the Required Committed Purchasers materially and adversely affects the Collection Agent's ability to collect the Receivables under this Agreement.

SECTION 6.08. Responsibilities of the Transferor and the Sellers. Anything herein to the contrary notwithstanding, the Transferor shall, and/or shall cause each Seller to, (i) perform all of such Seller's obligations under the Contracts related to the Receivables to the same extent as if interests in such Receivables had not been sold hereunder and under the Receivables Purchase Agreement and the exercise by the Administrative Agent, the CP Conduit Purchasers and the Committed Purchasers of their rights hereunder and under the Receivables Purchase Agreement shall not relieve the Transferor or the Seller from such obligations and (ii) pay when due any taxes, including without limitation, any sales taxes payable in connection with the Receivables and their creation and satisfaction. Neither the Administrative Agent, any of the CP Conduit Purchasers, any of the Funding Agents, nor any of the Committed Purchasers shall have any obligation or liability with respect to any Receivable or related Contracts, nor shall it be obligated to perform any of the obligations of the Seller thereunder.

ARTICLE VII

Termination Events

SECTION 7.01. Termination Events.

(1) The occurrence of any one or more of the following events shall constitute a Termination Event:

(a) any representation, warranty, certification or statement made by Tyson, the Transferor, the Collection Agent, any Agent Seller or any Seller in this Agreement, any other Transaction Document to which it is a party or in any other document delivered pursuant hereto or thereto shall prove to have been incorrect in any material respect when made or deemed made; provided that no such event shall constitute a Termination Event unless such event shall continue unremedied for a period of ten (10) days from the date a Responsible Officer of the Transferor obtains knowledge thereof; provided further that no grace period shall apply to Sections 3.01(c), 3.01(d), 3.01(j), 3.01(q) and 3.01(r) of this Agreement (and, for the avoidance of doubt, the cure period described in the first proviso of this Section 7.01(1)(a) shall not apply to payments required to be made pursuant to Section 2.10(b)); and provided further that no such event shall constitute a Termination Event if the Transferor shall have timely paid to the Collection Agent the Deemed Collection required to be paid as a result of such event in accordance with Section 2.10(b); or

(b) after the filing in the appropriate offices of the financing statements described in Sections 4.01(c), 4.01(d), 4.01(e) and 4.01(f), the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, shall, for any reason, fail or cease to have a valid and perfected first priority ownership or security interest in the Receivables and Related Security, Collections and Proceeds with respect thereto, free and clear of any Adverse Claims; or

(c) a Collection Agent Default shall have occurred; or

(d) the Transferor, Tyson or any Seller shall enter into any corporate transaction or merger whereby it is not the surviving entity (other than, in the case of any Seller, a merger or consolidation which does not, in the opinion of the Required Committed Purchasers, materially adversely affect the collectibility of the Receivables sold by such Seller or the performance of such Seller's obligations under the transaction documents); or

(e) there shall have occurred since the Closing Date any event or condition which could reasonably be expected to have a Material Adverse Effect; or

(f) (i) the Percentage Factor exceeds the Maximum Percentage Factor unless the Transferor reduces the Net Investment from previously received Collections or other funds available to the Transferor or increases the balance of the Receivables on the next Business Day following such breach so as to reduce the Percentage Factor to less than or equal to the Maximum Percentage Factor; or (ii) the Net Investment shall exceed the Program Limit; or

(g) the average Dilution Ratio for the three preceding Settlement Periods exceeds 1.85%; or

(h) the average Default Ratio for the three preceding Settlement Periods exceeds 1.85%; or

(i) the average Delinquency Ratio for the three preceding Settlement Periods exceeds 6.75%; or

(j) either (i) a Credit Agreement Event of Default shall have occurred and be continuing or (ii) the failure of Tyson or any other Seller to pay indebtedness in excess of

$50,000,000 when due (after giving effect to any applicable cure period) or any such indebtedness shall become accelerated by the holders thereof; or

(k) the Receivables Purchase Agreement is terminated; or

(l) a trust has been properly preserved pursuant to PASA; or

(m) Tyson's Index Rating is BB- or Ba3 or lower or Tyson is not rated by S&P or Moody's, respectively; or

(n) Tyson and the Sellers (in the aggregate) shall fail to maintain 100% ownership of the Transferor; or

(o) a Default.

(2) The occurrence of any one or more of the following events shall constitute a Default:

(a) Tyson, the Transferor, any Seller, any Agent Seller or the Collection Agent shall fail to make any payment or deposit to be made by it hereunder or under any of the Transaction Documents when due hereunder or thereunder and such failure continues for one (1) Business Day; or

(b) Tyson, the Transferor, any Seller, any Agent Seller or the Collection Agent shall default in the performance of any undertaking (other than those covered by clause (a) above) under any Transaction Document and such default shall continue for ten (10) days after a Responsible Officer of the Transferor, the Collection Agent or Tyson has knowledge thereof; or

(c) the Transferor shall fail to make any payment of principal or interest in respect of any Indebtedness (other than Indebtedness under the Transaction Documents) when and as the same shall become due and payable after giving effect to any applicable grace period with respect thereto; or any event or condition occurs that results in any such Indebtedness becoming due prior to its scheduled maturity or that enables or permits the holder or holders of any such Indebtedness or any trustee or agent on its or their behalf to cause any such Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; or

(d) any Event of Bankruptcy shall occur with respect to (i) any Seller that is a Foodbrands Entity that has less than $5,000,000 in Receivables as of the date of such Event of Bankruptcy or any Subsidiary (other than an Inactive Subsidiary) of Tyson that is not a Seller, or (ii) the Transferor, Tyson, the Collection Agent, or any Seller other than a Seller referred to in clause (i); or

(e) a Responsible Officer of the Transferor receives notice or becomes aware that a notice of lien has been filed against the Transferor or Tyson under Section 412(n) of the Code or Section 302(f) of ERISA for a failure to make a required installment or other payment to a plan to which Section 412(n) of the Code or Section 302(f) of ERISA applies; or

(f) any default or breach under Section 7.11 of the Five Year Credit Agreement, without giving effect to any expiration or termination thereof or any amendment, waiver or modification thereof, and such default or breach continues for 10 days after a Responsible Officer of Tyson has knowledge thereof.

SECTION 7.02. Remedies Upon the Occurrence of a Termination Event. (a) Upon the occurrence of any Termination Event, the Administrative Agent may, and at the direction of the Required Committed Purchasers shall, by notice to the Transferor and the Collection Agent, declare the Termination Date to have occurred; provided, however, that in the case of any event described in Sections 7.01(1)(b) or 7.01(1)(f)(i), or Sections 7.01(2)(d)(ii) or 7.01(2)(e), the Termination Date shall be deemed to have occurred automatically upon the occurrence of such event. At all times after the declaration or automatic occurrence of the Termination Date pursuant to this Section 7.02(a), the Base Rate plus 2.00% shall be the Tranche Rate applicable to the Net Investment or the Term-out Period Advances, as applicable, for all existing and future Tranches. If an event or condition shall have occurred which constitutes a Potential Termination Event of which the Administrative Agent is aware, the Administrative Agent may advise the Transferor of the occurrence of such Potential Termination Event.

(b) In addition, if any Termination Event occurs hereunder, (i) the Administrative Agent shall promptly notify the Transferor in writing whether it has declared the Termination Date to have occurred and whether it will be exercising the remedies specified in this Section 7.02. From and after the Termination Date, (i) the Program Limit shall be reduced as of each calendar date thereafter equal to the Net Investment as of such date; (ii) the Percentage Factor shall be increased to 100%; (iii) the Aggregate Unpaids shall be due and payable from collections as and when specified in Section 2.06(c), and (iv) the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, shall have all of the rights and remedies provided to a secured creditor or a purchaser of accounts under the Relevant UCC by applicable law in respect thereto.

(c) Upon the occurrence of the Termination Date, each Committed Purchaser that has outstanding Term-out Period Advances may apply all amounts on deposit in the related Term-out Period Account to repay such Term-out Period Advances, together with all accrued and unpaid Discount thereon.

SECTION 7.03. Reconveyance Under Certain Circumstances. The Transferor agrees to accept the reconveyance from the Administrative Agent, on behalf of the CP Conduit Purchasers and/or the Committed Purchasers, of the Transferred Interest if any Termination Event occurs hereunder and the Administrative Agent notifies the Transferor of a material breach of any representation or warranty made or deemed made pursuant to Sections 3.01(a), 3.01(b), 3.01(c), 3.01(d), 3.01(g) and 3.01(j) of this Agreement. The reconveyance price shall be paid by the Transferor to the Administrative Agent, for the account of the CP Conduit Purchasers and the Committed Purchasers, as applicable, in immediately available funds on demand in an amount equal to the Aggregate Unpaids.

ARTICLE VIII

The Administrative Agent

SECTION 8.01. Appointment. Each of the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents hereby irrevocably designates and appoints the Administrative Agent as the agent of such Person under this Agreement and irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, (i) the Administrative Agent shall not have any duties or responsibilities except those expressly set forth herein, or any fiduciary relationship with any CP Conduit Purchaser, any Committed Purchaser or any Funding Agent, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist against the Administrative Agent; and (ii) in no event shall the Administrative Agent be liable under or in connection with this Agreement for indirect, special, or consequential losses or damages of any kind, including lost profits, even if advised of the possibility thereof and regardless of the form of action by which such losses or damages may be claimed. In performing its functions and duties hereunder, the Administrative Agent shall act solely as the agent of the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents, and the Administrative Agent does not assume, nor shall be deemed to have assumed, any trust or fiduciary obligation or relationship with or for any such Person. Without limiting the foregoing, in accordance with customary practices in syndicated conduit financings, the Administrative Agent will promptly forward to each Funding Agent any written information delivered by or on behalf of the Transferor or Tyson to the Administrative Agent.

SECTION 8.02. Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement by or through agents or attorneys-in-fact and shall be entitled to advice of counsel (who may be counsel for the Transferor or the Collection Agent), independent public accountants and other experts selected by it concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys in-fact selected by it with reasonable care.

SECTION 8.03. Exculpatory Provisions. Neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement (x) with the consent or at the request of the CP Conduit Purchasers, the Committed Purchasers or the Funding Agents or (y) in the absence of its own gross negligence or willful misconduct or (ii) responsible in any manner to any of the CP Conduit Purchasers, the Committed Purchasers or the Funding Agents for any recitals, statements, representations or warranties made by the Transferor, the Collection Agent, the Sellers, any Agent Seller or any officer thereof contained in this Agreement or any other Transaction Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Transaction Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, any other Transaction Document, the Receivables (or any Related Security,

Collections and Proceeds with respect thereto) or any Transferred Interest or for any failure of any of the Transferor, the Collection Agent, the Sellers or any Agent Seller or the Obligors to perform its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any CP Conduit Purchaser, any Committed Purchaser or any Funding Agent to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Transaction Document or to inspect the properties, books or records of the Transferor, the Collection Agent, any Seller or any Agent Seller.

SECTION 8.04. <u>Reliance by Administrative Agent</u>. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, fax, e-mail, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Transferor or to the Collection Agent), independent accountants and other experts selected by the Administrative Agent and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Transaction Document unless it shall first receive such advice or concurrence of the Funding Agents, on behalf of the CP Conduit Purchasers, as it deems appropriate or it shall first be indemnified to its satisfaction by the Funding Agents against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Transaction Documents in accordance with a request of the Funding Agents, on behalf of the CP Conduit Purchasers (unless, in the case of any action relating to the giving of consent hereunder, the giving of such consent requires the consent of all the CP Conduit Purchasers), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents.

SECTION 8.05. <u>Notice of Collection Agent Default</u>. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Collection Agent Default or any Termination Event unless the Administrative Agent has received notice from a CP Conduit Purchaser, a Committed Purchaser, a Funding Agent, the Transferor or the Collection Agent referring to this Agreement, describing such Collection Agent Default or Termination Event and stating that such notice is a "notice of a Collection Agent Default" or "notice of a Termination Event", as the case may be. In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Funding Agents, the Transferor and the Collection Agent. The Administrative Agent shall take such action with respect to such event as shall be reasonably directed by the Required Committed Purchasers, <u>provided</u> that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such event as it shall deem advisable in the best interests of the CP Conduit Purchasers and the Committed Purchasers.

SECTION 8.06. <u>Non-Reliance on the Administrative Agent and Other Purchasers</u>. Each of the CP Conduit Purchasers, the Committed Purchasers and the Funding

Agents expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent hereinafter taken, including any review of the affairs of the Transferor, shall be deemed to constitute any representation or warranty by the Administrative Agent to any such Person. Each of the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other CP Conduit Purchaser, Committed Purchaser or Funding Agent and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Transferor, the Collection Agent and the Sellers and made its own decision to enter into this Agreement. Each of the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents also represents that it will, independently and without reliance upon the Administrative Agent or any other CP Conduit Purchaser, Committed Purchaser or Funding Agent, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Transaction Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Transferor, the Collection Agent and the Sellers. Except for notices, reports and other documents expressly required to be furnished to the Funding Agents by the Administrative Agent hereunder, the Administrative Agent shall have no duty or responsibility to provide any CP Conduit Purchaser, any Committed Purchaser or any Funding Agent with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Transferor, the Collection Agent or the Sellers which may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or Affiliates.

SECTION 8.07. <u>Indemnification</u>. Each of the Committed Purchasers, severally and not jointly, agrees to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Transferor, the Collection Agent and the Sellers and without limiting the obligation of the Transferor, the Collection Agent and the Sellers to do so) ratably in accordance with their respective Commitment Pro Rata Shares, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may at any time be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of this Agreement, any of the other Transaction Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; <u>provided</u> that no Committed Purchaser shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting solely from the Administrative Agent's gross negligence or willful misconduct. The agreements in this Section shall survive the payment of all amounts payable hereunder. Notwithstanding the foregoing, the obligation of Nieuw Amsterdam, as Committed Purchaser, under this Section 8.07 shall be the sole responsibility of Nieuw Amsterdam's Funding Agent and Nieuw Amsterdam will have no liability with respect hereto.

SECTION 8.08. The Administrative Agent in Its Individual Capacity. The Administrative Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Transferor, the Collection Agent or any of their Affiliates as though the Administrative Agent were not the Administrative Agent hereunder. With respect to any Transferred Interest held by the Administrative Agent, the Administrative Agent shall have the same rights and powers under this Agreement and the other Transaction Documents as any Purchaser and may exercise the same as though it were not the Administrative Agent, and the terms "Committed Purchaser," and "Purchaser" shall include the Administrative Agent in its individual capacity.

SECTION 8.09. Resignation of Administrative Agent; Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent at any time by giving 30 days' notice to the Funding Agents, the Transferor and the Collection Agent. The Administrative Agent may be removed at any time by a resolution of the Required Committed Purchasers, removing the Administrative Agent and appointing from among the Funding Agents a successor administrative agent, which successor administrative agent shall be approved by the Transferor and the Collection Agent (which approval shall not be unreasonably withheld), delivered to the Administrative Agent and the Collection Agent. If JPMCB shall resign as Administrative Agent under this Agreement, then the Required Committed Purchasers, shall promptly appoint a successor administrative agent from among the Funding Agents, which successor administrative agent shall be approved by the Transferor and the Collection Agent (which approval shall not be unreasonably withheld). If no successor administrative agent is appointed prior to the effective date of the resignation of the Administrative Agent, the Administrative Agent may appoint, after consulting with the Funding Agents, the Transferor and the Collection Agent, a successor agent from among the Funding Agents. If no successor administrative agent has accepted appointment as Administrative Agent by the date which is 30 days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective and the Collection Agent shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Committed Purchasers appoint a successor agent as provided for above. Effective upon the appointment of a successor administrative agent, such successor administrative agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor administrative agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After any retiring Administrative Agent's resignation as Administrative Agent, the provisions of this Article VII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

SECTION 8.10. Consent to Agreed-Upon Procedures. Each CP Conduit Purchaser, Committed Purchaser and Funding Agent, by becoming a party to this Agreement, authorizes the Administrative Agent (a) to execute on its behalf a letter agreement, substantially in the form of Exhibit M hereto, with respect to the limited engagement of, and consenting to the agreed-upon procedures to be performed by, the certified public accountants of Tyson and its Subsidiaries on behalf of the Administrative Agent, the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents in connection with the transactions contemplated by the

Transaction Documents so long as such procedures are consistent with Sections 6.02(c) and 6.02(d); and (b) to approve additional agreed-upon procedures.

SECTION 8.11. <u>Authorization and Action of Funding Agents</u>. Each CP Conduit Purchaser and Committed Purchaser in a Related Group hereby appoints and authorizes the Funding Agent for such Related Group to take such action as agent on its behalf and to exercise such power under this Agreement and the other Transaction Documents as are delegated to such Funding Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto. The CP Conduit Purchaser and Committed Purchasers in a Related Group may at any time appoint a new Funding Agent in accordance with the terms of the applicable Asset Purchase Agreement with the prior written consent of the Administrative Agent in its sole discretion, such appointment to become effective on the date specified by such CP Conduit Purchaser in a written notice delivered to the Administrative Agent. Upon the acceptance of any appointment as Funding Agent hereunder by a successor Funding Agent, such successor Funding Agent shall thereupon succeed to and become vested with all of the rights, powers and privileges, and subject to the duties, obligations and liabilities of, the departing Funding Agent, and the departing Funding Agent shall relinquish its rights, powers and privileges, and be discharged from its duties, obligations and liabilities, under this Agreement.

ARTICLE IX

Limited Guaranty

SECTION 9.01. <u>Limited Guaranty of Obligations.</u> The Guarantor unconditionally guarantees the full and prompt payment when due of all of the payment obligations and the timely performance of all of the performance obligations of the Sellers and Agent Sellers of every kind and nature now or hereafter existing, or due or to become due, under the Transaction Documents (collectively, the "<u>Obligations</u>"); <u>provided</u> that, such Obligations shall not include amounts not collected in respect of any Receivable as a result of the lack of creditworthiness of an Obligor, including, but not limited to, amounts required to be returned to an Obligor as a voidable preference. The Guarantor shall pay all reasonable costs and expenses including, without limitation, all court costs and reasonable attorney's fees and expenses paid or incurred by the Administrative Agent and the other Beneficiaries in connection with (a) the collection of all or any part of the Obligations from the Guarantor and (b) the prosecution or defense of any action by or against the Administrative Agent, the other Beneficiaries or the Transferor in connection with, or relating to, the Obligations, whether involving the Sellers, the Collection Agent, the Guarantor, the Transferor or any other party (including, but not limited to, a trustee in a bankruptcy or a debtor-in-possession).

SECTION 9.02. <u>Validity of Obligations; Irrevocability.</u> The Guarantor agrees that subject to the proviso set forth in Section 9.01 above its obligations under this Limited Guaranty shall be unconditional, irrespective of (i) the validity, enforceability, discharge, disaffirmance, settlement or compromise (by any Person, including a trustee in a bankruptcy or a debtor-in-possession) of the Obligations or of the Transaction Documents or any Contract, (ii) the absence of any attempt to collect the Obligations from a Seller, a Agent Seller or the Collection Agent or any other party, (iii) the waiver or consent by any Person with respect to any provision of any instrument evidencing the Obligations, (iv) any change of the time, manner or place of payment or performance, or any other term of any of the Obligations, (v) any law, regulation or order of any jurisdiction affecting any term of any of the Obligations or rights of any Person with respect thereto, (vi) the failure by any Person to take any steps to perfect and maintain perfected its interest in the Receivables or any security or collateral related to the Obligations or (vii) any other circumstances which might otherwise constitute a legal or equitable discharge or defense of a guarantor or surety. The Guarantor agrees that the Administrative Agent and the Beneficiaries shall be under no obligation to marshal any assets in favor of or against or in payment of any or all of the Obligations. The Guarantor further agrees that, to the extent a payment is made by a Seller, any Agent Seller or the Collection Agent under the Transaction Documents, which payment or payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to such Seller, such Agent Seller or the Collection Agent, its estate, trustee, receiver or any other party, under any bankruptcy, insolvency or similar state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the Obligation or part thereof which has been paid, reduced or satisfied by such amount shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred. The Guarantor waives all set-offs, defenses and counterclaims and all presentments, demands for performance, notices of dishonor and notice of acceptance of this Limited Guaranty. The Guarantor agrees that its obligations under this Limited Guaranty shall be irrevocable.

SECTION 9.03. Several Obligations. The obligations of the Guarantor hereunder are separate and apart from the Sellers or any other Person, and are primary obligations concerning which the Guarantor is the principal obligor. The Guarantor agrees that this Limited Guaranty shall not be discharged except by payment in full of the Obligations and complete performance of the obligations of the Guarantor hereunder. The obligations of the Guarantor hereunder shall not be affected in any way by the release or discharge of a Seller from the performance of any of the Obligations (other than the full and final payment of all of the Obligations), whether occurring by reason of law or any other cause, whether similar or dissimilar to the foregoing.

SECTION 9.04. Subrogation Rights. If any amount shall be paid to the Guarantor on account of subrogation rights relating to the Obligations at any time when all the Obligations shall not have been paid in full, such amount shall be held in trust for the benefit of the Administrative Agent, on behalf of the Beneficiaries, and shall forthwith be paid to the Administrative Agent to be applied to the Obligations. If (a) the Guarantor shall make payment to the Administrative Agent of or perform all or any part of the Obligations and (b) all the Obligations shall be paid and performed in full, the Administrative Agent will, at the Guarantor's request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to the Guarantor of any interest in the Obligations resulting from such payment or performance by the Guarantor. The Guarantor hereby agrees that it shall have no rights of subrogation with respect to amounts due to the Administrative Agent or the Beneficiaries until such time as all obligations of the Sellers to the Transferor, the Administrative Agent and the Beneficiaries have been paid or performed in full and this Agreement has been terminated.

SECTION 9.05. Rights of Set-Off. The Guarantor hereby authorizes the Administrative Agent, on behalf of the Beneficiaries, at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (whether general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Administrative Agent or the Beneficiaries to or for the credit or the account of the Guarantor against any and all of the obligations of the Guarantor now or hereafter existing under this Limited Guaranty. The Guarantor hereby acknowledges that rights of the Administrative Agent, on behalf of the Beneficiaries, described in this Section 9.05 are in addition to all other rights and remedies (including, without limitation, other rights of set-off) the Administrative Agent and the Beneficiaries may have.

SECTION 9.06. Representations and Warranties. The Guarantor hereby represents and warrants to the Administrative Agent, for the benefit of the Beneficiaries, as of the date hereof, as follows:

(a) Corporate Existence and Power. The Guarantor is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate power and all material governmental licenses, authorizations, consents and approvals required to carry on its business in each jurisdiction in which its business is now conducted. The Guarantor is duly qualified to do business in, and is in good standing in, every other jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

(b) Corporate and Governmental Authorization; Contravention. The execution, delivery and performance by the Guarantor of this Limited Guaranty and the other Transaction Documents to which the Guarantor is a party are within the Guarantor's corporate powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with, any Official Body or official thereof, and do not contravene, or constitute a default under, any provision of applicable law, rule or regulation or of the Certificate of Incorporation or By-laws of the Guarantor or of any material agreement, judgment, injunction, order, writ, decree or other instrument binding upon the Guarantor or result in the creation or imposition of any Adverse Claim on the assets of the Guarantor or any of its Subsidiaries (except as contemplated by Section 2.09).

(c) Binding Effect. Each of this Limited Guaranty and the other Transaction Documents to which the Guarantor is a party constitutes the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors and general equitable principles (whether considered in a proceeding at law or in equity).

(d) Accuracy of Information. All written information heretofore furnished by the Guarantor to the Administrative Agent or the Beneficiaries for purposes of or in connection with this Limited Guaranty, the other Transaction Documents or any transaction contemplated hereby or thereby is, and all such written information hereafter furnished by the Guarantor to the Administrative Agent or the Beneficiaries will be, true and accurate in every material respect on the date such information is stated or certified.

(e) <u>Tax Status.</u> The Guarantor has filed all tax returns (Federal, state and local) required to be filed and has paid prior to delinquency or made adequate provision for the payment of all taxes, assessments and other governmental charges (including for such purposes, the setting aside of appropriate reserves for taxes, assessments and other governmental charges being contested in good faith).

(f) <u>Action, Suits</u>. Except as set forth in Exhibit F hereto, there are no actions, suits or proceedings pending, or to the knowledge of the Guarantor threatened, against or affecting the Guarantor or any Affiliate of the Guarantor or their respective properties, in or before any court, arbitrator or other body, which may, individually or in the aggregate, have a Material Adverse Effect.

(g) <u>Not an Investment Company.</u> The Guarantor is not, nor is it controlled by, an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or is exempt from all provisions of such Act.

ARTICLE X

Miscellaneous

SECTION 10.01. <u>Term of Agreement.</u> This Agreement shall terminate on the date following the Termination Date upon which the Net Investment has been reduced to zero, all Term-out Period Advances have been repaid in full and all accrued Discount, Fees, Servicing Fees and all other Aggregate Unpaids have been paid in full, in each case, in cash; <u>provided</u>, <u>however</u>, that (i) the rights and remedies of the Administrative Agent, the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents with respect to any representation and warranty made or deemed to be made by the Transferor or the Seller pursuant to this Agreement, (ii) the indemnification and payment provisions of the Asset Purchase Agreements, and (iii) the agreements set forth in Sections 10.08 and 10.09 hereof, shall be continuing and shall survive any termination of this Agreement.

SECTION 10.02. <u>Waivers; Amendments.</u> (a) No failure or delay on the part of the Administrative Agent, any CP Conduit Purchaser, any Funding Agent or any Committed Purchaser in exercising any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other further exercise thereof or the exercise of any other power, right or remedy. The rights and remedies herein provided shall be cumulative and nonexclusive of any rights or remedies provided by law. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the parties hereto and the Required Committed Purchasers and, if such amendment or waiver is material, only if the Rating Agencies, to the extent required by the terms and conditions of the commercial paper program of any CP Conduit Purchaser, have provided Rating Confirmations; <u>provided</u>, <u>however</u>, that no such amendment or waiver shall, without the consent of each affected Committed Purchaser, (A) extend either Commitment Expiry Date, the Termination Date or the date of any payment or deposit of Collections by the Transferor or the Collection Agent, (B) reduce the rate or extend the time of payment of any Discount, interest or fees hereunder or under any Fee Letter, (C) change the amount of a Committed Purchaser's Commitment Pro Rata Share, applicable Facility

Pro Rata Share or Commitment, (D) consent to or permit the assignment or transfer by the Transferor of any of its rights or obligations under this Agreement, (E) amend or modify the definitions of "Percentage Factor" or "Required Committed Purchasers" or any other defined term used in such definitions, to the extent used in such definitions, (F) amend or modify this Section 10.02, (G) change the Net Investment held by any CP Conduit Purchaser or Committed Purchaser or create, with respect to any Committed Purchaser, any obligation for such Committed Purchaser to make any purchase allocable to another Related Group, (H) amend or waive any Termination Event described in Section 7.01(1)(l) or 7.01(1)(m), (I) release or terminate any interest created hereunder in any Receivables or Related Security with respect thereto, (J) amend or waive any provision of Section 2.12(a) or (K) change the amount of any Term-out Period Advance of any Nonrenewing Committed Purchaser.

(b) For so long as (a) JPMCB or an affiliate is a Funding Agent or a Committed Purchaser and (b) JPMCB or an affiliate is one of the agents in the Credit Agreements, then, in such event, any amendments or waivers granted by the lenders thereunder (the "Lenders") shall be binding upon the parties hereunder for the purpose of determining whether a Termination Event or Potential Termination Event based on any Credit Agreement Event of Default has occurred; provided that (i) if any fees or other consideration are paid to the Lenders in consideration for such amendment or waiver, a similar fee or other consideration shall be concurrently paid to each of the Funding Agents on behalf of the Purchasers and the Committed Purchasers and (ii) if the ongoing fees or interest rate margins payable to the Lenders are increased in any such amendment, the comparable fees or interest rate margins payable to the Committed Purchasers will be similarly increased.

SECTION 10.03. Notices. Except as provided below, all communications and notices provided for hereunder shall be in writing (including telecopy or electronic facsimile transmission or similar writing) and shall be given to the other party at its address or telecopy number set forth below or at such other address or telecopy number as such party may hereafter specify for the purposes of notice to such party. Each such notice or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 10.03 and confirmation is received, (ii) if given by mail three (3) Business Days following such posting, postage prepaid, U.S. certified or registered, (iii) if given by overnight courier, one (1) Business Day after deposit thereof with a national overnight courier service, or (iv) if given by any other means, when received at the address specified in this Section 10.03. However, anything in this Section 10.03 to the contrary notwithstanding, the Transferor hereby authorizes the Administrative Agent and each Funding Agent to effect Transfers, Tranche Period and Tranche Rate selections based on telephonic notices made by any Person which the Administrative Agent or such Funding Agent in good faith believes to be acting on behalf of the Transferor. The Transferor agrees to deliver promptly to the Administrative Agent and each Funding Agent a written confirmation of each telephonic notice signed by an authorized officer of Transferor. However, the absence of such confirmation shall not affect the validity of such notice. If the written confirmation differs in any material respect from the action taken by the Administrative Agent or such Funding Agent, the records of the Administrative Agent or such Funding Agent shall govern absent manifest error.

If to a Committed Purchaser, to its address set forth on Schedule B (with a copy to the Administrative Agent and the related Funding Agent).

If to a CP Conduit Purchaser, to its address set forth on Schedule B (with a copy to the Administrative Agent and the related Funding Agent).

If to a Funding Agent, to its address set forth on Schedule B (with a copy to the Administrative Agent).

If to the Transferor:

Tyson Receivables Corporation
c/o Tyson Foods, Inc.
2210 Oaklawn Drive
Springdale, AR 72762
Attention: Treasurer
Telephone: 501-290-4194
Telecopy: 501-290-4061

with a copy to:

Tyson Foods, Inc.
2210 Oaklawn Drive
Springdale, AR 72762
Attention: General Counsel
Telephone: 501-290-7023
Telecopy: 501-290-7967

If to the Sellers, as provided in Section 9.03 of the Receivables Purchase Agreement.

If to the Administrative Agent:

JPMorgan Chase Bank, N.A.
10 S. Dearborn
Mail Code: IL1-0594
Chicago, IL 60670
Attention: Transaction Management
Telephone: (312) 732-4342
Telecopy: (312) 732-3600
e-mail: abf.portfolio.management@jpmorgan.com

SECTION 10.04. Governing Law; Submission to Jurisdiction;| Integration. (a) This Agreement shall be governed by, and construed in accordance with the laws of the State of New York. Each of the parties hereto hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York state court sitting in The City of New York for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties hereto hereby irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Nothing in this Section 10.04 shall affect the right of any party hereto to bring any action or proceeding against any party hereto or its respective properties in the courts of other jurisdictions.

(b) Each of the parties hereto hereby waives any right to have a jury participate in resolving any dispute, whether sounding in contract, tort or otherwise among any of them arising out of, connected with, relating to or incidental to the relationship between them in connection with this Agreement or the other Transaction Documents.

(c) This Agreement contains the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire Agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

SECTION 10.05. <u>Severability; Counterparts.</u> This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. Any provisions of this Agreement which are prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 10.06. <u>Successors and Assigns.</u> (a) This Agreement shall be binding on the parties hereto and their respective successors and assigns; <u>provided</u>, <u>however</u>, that neither the Transferor nor any Seller may assign any of its rights or delegate any of its duties hereunder or under any of the other Transaction Documents to which it is a party without the prior written consent of the Administrative Agent and the Required Committed Purchasers. No provision of this Agreement shall in any manner restrict the ability of any CP Conduit Purchaser or any Committed Purchaser to assign, participate, grant security interests in, or otherwise transfer any portion of the Transferred Interest as provided in this Section 10.06. Each CP Conduit Purchaser may assign, participate, grant security interests in or otherwise transfer all or any portion of the Transferred Interest to any Program Support Provider with respect to such CP Conduit Purchaser without prior notice to or consent from any other party or any other condition or restriction of any kind.

(b) <u>Conduit Assignees.</u> Each CP Conduit Purchaser may, from time to time with prior or concurrent notice to the Transferor, the Funding Agent for such CP Conduit Purchaser and the Administrative Agent, assign all or any portion of the CP Conduit Purchaser's Interest with respect to such CP Conduit Purchaser (and its related Committed Purchasers) and its rights and obligations under this Agreement and any other Transaction Documents to which it is a party to a Conduit Assignee with respect to such CP Conduit Purchaser. Upon such assignment by a CP Conduit Purchaser to a Conduit Assignee, (A) the Funding Agent for such CP Conduit Purchaser will act as the Funding Agent for such Conduit Assignee hereunder, (B) such Conduit Assignee and its liquidity support provider(s) and credit support provider(s) and other related parties shall have the benefit of all the rights and protections provided to such CP Conduit

Purchaser and its related Committed Purchasers herein and in the other Transaction Documents (including, without limitation, any limitation on recourse against such Conduit Assignee), (C) such Conduit Assignee shall assume all of such CP Conduit Purchaser's obligations hereunder or under any other Transaction Document (whenever created, whether before or after such assignment) with respect to the assigned portion of the CP Conduit Purchaser's Interest and such CP Conduit Purchaser shall be released from all such obligations, (D) all distributions to such CP Conduit Purchaser hereunder with respect to the assigned portion of the CP Conduit Purchaser's Interest shall be made to such Conduit Assignee, (E) the definition of the term "CP Rate" shall be determined on the basis of the interest rate or discount applicable to commercial paper issued by such Conduit Assignee (rather than such CP Conduit Purchaser), (F) the defined terms and other terms and provisions of this Agreement and the other Transaction Documents shall be interpreted in accordance with the foregoing, and (G) if requested by the Administrative Agent or Funding Agent with respect to the Conduit Assignee, the parties will execute and deliver such further agreements and documents (including amendments to this Agreement) and take such other actions as the Administrative Agent or such Funding Agent may reasonably request to evidence and give effect to the foregoing.

(c) Participations. Any Committed Purchaser may, in the ordinary course of its business and in accordance with applicable law, at any time sell to one or more Persons (each, a "Participant") participating interest in its rights and obligations hereunder and under the Transaction Documents; provided, however, that each Participant shall purchase an identical percentage in such selling Committed Purchaser's Commitment, and Commitment Pro Rata Share of the Committed Purchaser Funded Amount. Notwithstanding any such sale by a Committed Purchaser of a participating interest to a Participant, such Committed Purchaser's rights and obligations under this Agreement shall remain unchanged, such Committed Purchaser shall remain solely responsible for the performance hereof, and each CP Conduit Purchaser, each Funding Agent and the Administrative Agent shall continue to deal solely and directly with such Committed Purchaser in connection with such Committed Purchaser's rights and obligations under this Agreement and the other Transaction Documents. Each Committed Purchaser agrees that any agreement between such Committed Purchaser and any such Participant in respect of such participating interest shall not restrict such Committed Purchaser's right to agree to any amendment, supplement, waiver or modification to this Agreement.

(d) Assignments. (i) Any Committed Purchaser may at any time and from time to time, upon the prior written consent of the related CP Conduit Purchaser (except with respect to a Nonrenewing Committed Purchaser) and the Administrative Agent, and, if the Purchaser is not an Affiliate of the selling Committed Purchaser, the prior written consent of the Transferor (which consent shall not be unreasonably withheld), assign to one or more accredited investors or other Persons ("Purchaser(s)"), and Nieuw Amsterdam, in its capacity as Committed Purchaser, may at any time and from time to time, with prior written notice to the Administrative Agent, assign to Rabobank, as Purchaser, all or any part of its rights and obligations under this Agreement and the other Transaction Documents pursuant to a supplement to this Agreement, substantially in the form of Exhibit J hereto (each, a "Transfer Supplement"), executed by the Purchaser, such selling Committed Purchaser, the related CP Conduit Purchaser, if applicable, the related Funding Agent and, if applicable, the Administrative Agent and/or the Transferor; and provided, however, that (A) each Purchaser shall purchase (x) an identical percentage in such selling Committed Purchaser's Commitment and Commitment Pro Rata Share of the

Committed Purchaser Funded Amount or (y) an identical percentage in such selling Committed Purchaser's Term-out Period Advance and Pro Rata Share of the Committed Purchaser Funded Amount, as applicable, (B) any such assignment cannot be for an amount less than the lesser of (1) $5,000,000 and (2) (x) such selling Committed Purchaser's Commitment or Commitment Pro Rata Share of the Committed Purchaser Funded Amount (calculated at the time of such assignment) or (y) such selling Committed Purchaser's Term-out Period Advance or Pro Rata Share of the Committed Purchaser Funded Amount (calculated at the time of such assignment), as applicable, and (C) each Purchaser must be (1) a financial institution incorporated in an OECD country and rated at least A-1/P-1 (or the equivalent short-term ratio) by the Rating Agencies and (2) a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933, as amended).

(ii) Each of the Committed Purchasers agrees that in the event that it shall cease to have short-term debt ratings at least equal to other ratings then assigned to the Commercial Paper by the Rating Agencies, or, if such Committed Purchaser does not have short-term debt which is rated by the Rating Agencies, in the event that the parent corporation of such Committed Purchaser has rated short-term debt, such parent corporation ceases to have short-term debt ratings at least equal to the ratings then assigned to the Commercial Paper by the Rating Agencies (each, an "Affected Committed Purchaser"), such Affected Committed Purchaser shall be obliged, at the request of the related CP Conduit Purchaser and the Administrative Agent, to assign all of its rights and obligations hereunder to (x) one or more other Committed Purchasers selected by such CP Conduit Purchaser and the Administrative Agent which are willing to accept such assignment, or (y) another financial institution having short-term debt ratings at least equal to the ratings then assigned to the Commercial Paper by the Rating Agencies nominated by the Administrative Agent and consented to by such CP Conduit Purchaser (which consent shall not be unreasonably withheld) and the Administrative Agent, provided that (i) the Affected Committed Purchaser receives payment in full of an amount equal to its Committed Purchaser Funded Amount, its Term-out Period Advances, any accrued and unpaid interest and any other amounts due and owing to such Affected Committed Purchaser under this Agreement and the other Transaction Documents and (ii) such nominated financial institution, if not an existing Committed Purchaser, satisfies all the requirements of this Agreement.

(iii) Upon (A) execution of a Transfer Supplement, (B) delivery of an executed copy thereof to the related CP Conduit Purchaser (except with respect to a Nonrenewing Committed Purchaser) and the Administrative Agent, (C) payment, if applicable, by the Purchaser to such selling Committed Purchaser of an amount equal to the purchase price agreed between such selling Committed Purchaser and the Purchaser and (D) receipt by such CP Conduit Purchaser of a Rating Confirmation, if required, such selling Committed Purchaser shall be released from its obligations hereunder to the extent of such assignment and the Purchasers shall, for all purposes, be a Committed Purchaser party to this Agreement and shall have all the rights and obligations of a Committed Purchaser under this Agreement to the same extent as if it were an original party hereto, and no further consent or action by the CP Conduit Purchasers, the Committed Purchasers or the Administrative Agent shall be required. The amount of the assigned portion of the selling Committed Purchaser's Commitment Pro Rata Share of the Committed Purchaser

Funded Amount allocable to the Purchaser shall be equal to the Transferred Percentage (as defined in the Transfer Supplement) of such selling Committed Purchaser's Commitment Pro Rata Share of the Committed Purchaser Funded Amount which is transferred thereunder regardless of the purchase price paid therefor. Such Transfer Supplement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of the Purchaser as a Committed Purchaser and the resulting adjustment of the selling Committed Purchaser's Commitment or Term-out Period Advance, as applicable, arising from the purchase by the Purchaser of all or a portion of the selling Committed Purchaser's rights, obligations and interest hereunder.

(iv) Notwithstanding any other provision of this Agreement to the contrary, any Committed Purchaser may at any time pledge or grant a security interest in all or any portion of its rights (including, without limitation, any Transferred Interest and any rights to payment of Committed Purchaser Net Investment, Term-out Period Advances and Discount) under this Agreement to secure obligations of such Committed Purchaser to a Federal Reserve Bank, without notice to or consent of the Transferor or the Administrative Agent; provided that no such pledge or grant of a security interest shall release a Committed Purchaser from any of its obligations hereunder, or substitute any such pledgee or grantee for such Committed Purchaser as a party hereto.

SECTION 10.07. Confidentiality. (a) Each of the Transferor, the Collection Agent, each Seller, each Agent Seller and the Guarantor shall maintain, and shall cause each officer, employee and agent of itself and its Affiliates to maintain, the confidentiality of the Transaction Documents and all other confidential proprietary information with respect to the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents and the Administrative Agent and each of their respective businesses obtained by them in connection with the structuring, negotiation and execution of the transactions contemplated herein and in the other Transaction Documents, except for information that has become publicly available or information disclosed (i) to legal counsel, accountants and other professional advisors to the Transferor, the Collection Agent, the Guarantor and their respective Affiliates, (ii) as required by law, regulation or legal process (including in connection with any registration Statement or other filing made with the SEC) or (iii) in connection with any legal or regulatory proceeding to which the Transferor, the Collection Agent, the Guarantor or any of their respective Affiliates is subject. Each of the Transferor, the Collection Agent and the Guarantor hereby consents to the disclosure of any nonpublic information with respect to it received by any CP Conduit Purchaser, any Committed Purchaser, any Funding Agent or the Administrative Agent to (i) any of the CP Conduit Purchasers, Committed Purchasers, Funding Agents or the Administrative Agent, (ii) any nationally recognized rating agency providing a rating or proposing to provide a rating to the CP Conduit Purchasers' Commercial Paper, (iii) any placement agent which proposes to offer and sell the CP Conduit Purchasers' Commercial Paper (but only information contained in the applicable CP Conduit's standard monthly investors report which does not disclose the names of any Seller, the Transferor, the Collection Agent or any Agent Seller; (iv) any provider of the CP Conduit Purchasers' program-wide liquidity or credit support facilities, (v) any potential Committed Purchaser or (vi) any Participant or potential Participant; provided, however, that no disclosure shall be made pursuant to clause (i), (iv), (v) or (vi) unless the potential recipient of such information shall have entered into a confidentiality undertaking satisfactory to the Transferor and the related Funding Agent.

(b) Each of the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents and the Administrative Agent shall maintain, and shall cause each officer, employee and agent of itself and its Affiliates to maintain, the confidentiality of the Transaction Documents and all other confidential proprietary information with respect to the Transferor, the Sellers, the Guarantor and their Affiliates and each of their respective businesses obtained by them in connection with the structuring, negotiation and execution of the transactions contemplated herein and in the other Transaction Documents, except for information that has become publicly available except that such information may be disclosed (i) to legal counsel, accountants and other professional advisors to the CP Conduit Purchasers, the Committed Purchasers, the Funding Agent, the Administrative Agent and their respective Affiliates who need to know such information and are informed as to the confidential nature of such information, (ii) as required by law, regulation or legal process or (iii) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, (iv) to any other Person specified in the last sentence of Section 10.07(a), or (v) upon the request or demand of any regulatory authority having jurisdiction over the Administrative Agent, any CP Conduit Purchaser, any Committed Purchaser or any Funding Agent,

SECTION 10.08. No Bankruptcy Petition Against the CP Conduit Purchasers. Each of the Transferor, the Collection Agent, each Seller and the Guarantor hereby covenants and agrees that, prior to the date which is one year and one day after the payment in full of all outstanding Commercial Paper or other indebtedness of the CP Conduit Purchasers, it will not institute against, or join any other Person in instituting against, the CP Conduit Purchasers any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other similar proceeding under the laws of the United States or any state of the United States. For purposes of this Section 10.08, each reference herein to a "CP Conduit Purchaser" shall include Nieuw Amsterdam both in its capacity as a "Committed Purchaser and in its capacity as a "CP Conduit Purchaser."

SECTION 10.09. Limited Recourse. Notwithstanding anything to the contrary contained herein, the obligations of the CP Conduit Purchasers under this Agreement are solely the corporate obligations of the CP Conduit Purchasers and, in the case of obligations of the CP Conduit Purchasers other than Commercial Paper, shall be payable at such time as funds are actually received by, or are available to, the CP Conduit Purchasers in excess of funds necessary to pay in full all outstanding Commercial Paper and, to the extent funds are not available to pay such obligations, the claims relating thereto shall not constitute a claim against the CP Conduit Purchasers but shall continue to accrue. Each party hereto agrees that the payment of any claim (as defined in Section 101 of Title 11 of the Bankruptcy Code) of any such party shall be subordinated to the payment in full of all Commercial Paper.

No recourse under any obligation, covenant or agreement of the CP Conduit Purchasers contained in this Agreement shall be had against any incorporator, stockholder, officer, director, member, manager, employee or agent of the CP Conduit Purchasers, the Administrative Agent or any of their Affiliates (solely by virtue of such capacity) by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is solely a corporate obligation of the CP Conduit Purchasers, and that no personal liability whatever shall attach to or be incurred by any incorporator, stockholder, officer, director, member, manager, employee or agent of the CP Conduit Purchasers, the Administrative Agent or any of their Affiliates (solely by virtue of such capacity) or any of them under or by reason of any of the obligations, covenants or agreements of the CP Conduit Purchasers contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by the CP Conduit Purchasers of any of such obligations, covenants or agreements, either at common law or at equity, or by statute, rule or regulation, of every such incorporator, stockholder, officer, director, member, manager, employee or agent is hereby expressly waived as a condition of and in consideration for the execution of this Agreement; provided that the foregoing shall not relieve any such Person from any liability it might otherwise have as a result of fraudulent actions taken or fraudulent omissions made by them. For purposes of this Section 10.09, each reference herein to a "CP Conduit Purchaser" shall include Nieuw Amsterdam both in its capacity as a "Committed Purchaser and in its capacity as a "CP Conduit Purchaser."

SECTION 10.10. Characterization of the Transactions Contemplated by this Agreement. (a) It is the intention of the parties that the transactions contemplated hereby constitute (other than for tax purposes) the sale of the Transferred Interest, conveying good title thereto free and clear of any Adverse Claims to the CP Conduit Purchasers or the Committed Purchasers, as the case maybe, and that the Transferred Interest not be part of the Transferor's estate in the event of an insolvency. If, notwithstanding the foregoing, the transactions contemplated hereby should be deemed a financing, the parties intend that the Transferor shall be deemed to have granted to the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, and the Transferor hereby grants to the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, a first priority perfected and continuing security interest in all of the Transferor's right, title and interest in, to and under the Receivables outstanding on the Closing Date and thereafter owned by the Transferor, together with the Related Security and Collections with respect thereto and all Proceeds of the foregoing, whether now owned or hereafter acquired and wherever located, the Lockbox Accounts, and all of the Transferor's rights under the Receivables Purchase Agreement with respect to the Receivables and with respect to any obligations thereunder of the Seller with respect to the Receivables, and that this Agreement shall constitute a security agreement under applicable law. If, notwithstanding the intention of the parties expressed above, any sale or transfer by the Transferor hereunder shall be characterized as a secured loan and not a sale or such sale shall for any reason be ineffective or unenforceable, the Transferor represents and warrants that each remittance of Collections to the Administrative Agent, the CP Conduit Purchasers or the Committed Purchasers hereunder will have been (i) in payment of a debt incurred in the ordinary course of business or financial affairs and (ii) made in the ordinary course of business or financial affairs. The Transferor hereby assigns to the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, all of its rights and remedies under the Receivables Purchase Agreement with respect to the Receivables and with respect to any obligations thereunder of the Seller with respect to the Receivables. The Transferor agrees that it shall not give any consent or waiver required or permitted to be given under the Receivables Purchase Agreement without the prior consent of the Administrative Agent and the Required Committed Purchasers, such consent not to be unreasonably withheld.

(b) It is the intention of the parties that the transactions contemplated by the Receivables Transfer Agreement will create a debt obligation of the Transferor for United States

Federal, state and local income and franchise tax purposes. Unless otherwise required by law, the parties agree to treat the transactions accordingly for all such purposes.

SECTION 10.11. <u>Waiver of Setoff.</u> Each of the Administrative Agent, the Collection Agent, the Transferor and each Seller hereby waives any right of setoff it may have or to which it may be entitled under this Agreement from time to time against any CP Conduit Purchaser or its assets.

SECTION 10.12. <u>Conflict Waiver.</u> (a) JPMCB acts as Administrative Agent and as Funding Agent for PARCO, as issuing and paying agent for PARCO's Commercial Paper, as provider of other backup facilities for PARCO, and may provide other services or facilities from time to time (the "<u>JPMCB Roles</u>"). Without limiting the generality of Section 8.08, each of the parties hereto hereby acknowledges and consents to any and all JPMCB Roles, waives any objections it may have to any actual or potential conflict of interest caused by JPMCB's acting as the Administrative Agent or as a Committed Purchaser under the Asset Purchase Agreement with respect to PARCO and acting as or maintaining any of the JPMCB Roles, and agrees that in connection with any JPMCB Role, JPMCB may take, or refrain from taking, any action which it in its discretion deems appropriate.

(b) Rabobank acts as Funding Agent for Nieuw Amsterdam, as provider of other backup facilities for Nieuw Amsterdam, and may provide other services or facilities from time to time (the "<u>Rabobank Roles</u>"). Each of the parties hereto hereby acknowledges and consents to any and all Rabobank Roles, waives any objections it may have to any actual or potential conflict of interest caused by Rabobank's acting as a Committed Purchaser under the Asset Purchase Agreement with respect to Nieuw Amsterdam and acting as or maintaining any of the Rabobank Roles, and agrees that in connection with any Rabobank Role, Rabobank may take, or refrain from taking, any action which it in its discretion deems appropriate.

(c) SunTrust acts as Funding Agent for Three Pillars, as issuing and paying agent for Three Pillars's Commercial Paper, as provider of other backup facilities for Three Pillars, and may provide other services or facilities from time to time (the "<u>SunTrust Roles</u>"). Each of the parties hereto hereby acknowledges and consents to any and all SunTrust Roles, waives any objections it may have to any actual or potential conflict of interest caused by SunTrust's acting as a Committed Purchaser under the Asset Purchase Agreement with respect to Three Pillars and acting as or maintaining any of the SunTrust Roles, and agrees that in connection with any SunTrust Role, SunTrust may take, or refrain from taking, any action which it in its discretion deems appropriate.

SECTION 10.13. <u>Limitation on the Termination of Sellers.</u> Notwithstanding anything to the contrary contained in the Receivables Purchase Agreement, the Transferor shall not consent to any request made pursuant to Section 8.03 thereof, nor shall any Seller or Seller Division which is the subject of such request be terminated under the Receivables Purchase Agreement, in each case unless (i) no Termination Event or Potential Termination Event (other than with respect to the Seller or Seller Division to be so terminated) has occurred and is continuing (both before and after giving effect to such termination) and (ii) the Administrative Agent shall have received prior notice of such termination.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Receivables Transfer Agreement as of the date first written above.

TYSON RECEIVABLES CORPORATION, as Transferor

By:/s/ Ted Jones
Name: Ted Jones
Title: Vice President- Treasurer

TYSON FOODS, INC., individually as Collection Agent and as Guarantor

By:/s/ Ted Jones
Name: Ted Jones
Title: Vice President- Treasurer

JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), as Administrative Agent

By:/s/ Joel Gedroic
Name: Joel Gedroic
Title: Executive Director

PARK AVENUE RECEIVABLES CORPORATION, as CP Conduit Purchaser

By:/s/ Joel Gedroic
Name: Joel Gedroic
Title: Executive Director

JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), as Committed Purchaser for Park Avenue Receivables Corporation

By:/s/ Joel Gedroic
Name: Joel Gedroic
Title: Executive Director

JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), as Funding Agent for Park Avenue Receivables Corporation

By:/s/ Joel Gedroic
Name: Joel Gedroic
Title: Executive Director

THREE PILLARS FUNDING, LLC, as CP
Conduit Purchaser

By: /s/ Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

SUNTRUST BANK, as Committed Purchaser for Three
Pillars Funding Corporation

By:/s/ M. Gabe Bonfield
Name: M. Gabe Bonfield
Title: Vice President

SUNTRUST ROBINSON HUMPHREY, INC., as Funding
Agent for Three Pillars Funding Corporation

By:/s/ Joseph R. Franke
Name: Joseph R. Franke
Title: Director

NIEUW AMSTERDAM RECEIVABLES
CORPORATION, as CP Conduit Purchaser

By:/s/ Damian A. Perez
Name: Damian A. Perez
Title: Vice President

COÖPERATIEVE CENTRALE RAIFFEISEN-
BOERENLEENBANK B.A., "RABOBANK
INTERNATIONAL", NEW YORK BRANCH, as
Committed Purchaser for Nieuw Amsterdam Receivables
Corporation

By: /s/ Christopher Lew
Name: Christopher Lew
Title: Vice President

By: /s/ Maria (Jle) Wu
Name: Maria (Jle) Wu
Title: Attorney-in-Fact

COÖPERATIEVE CENTRALE RAIFFEISEN-
BOERENLEENBANK B.A., "RABOBANK
INTERNATIONAL", NEW YORK BRANCH, as Funding
Agent for Nieuw Amsterdam Receivables Corporation

By: /s/ Christopher Lew
Name: Christopher Lew
Title: Vice President

By:/s/ Maria (Jle) Wu
Name: Maria (Jle) Wu
Title: Attorney-in-Fact

"Administrative Agent" shall mean JPMCB, as administrative agent on behalf of the CP Conduit Purchasers, the Funding Agents and the Committed Purchasers, and any successor appointed pursuant to Section 8.09 of the Receivables Transfer Agreement.

"Additional Seller Supplement" shall mean an agreement, in substantially the form attached to the Receivables Purchase Agreement as Exhibit B.

"Advance" shall have the meaning specified in Section 3.02(b) of the Receivables Purchase Agreement.

"Adverse Claim" shall mean a lien, security interest, charge or encumbrance, or other right or claim in, of or on any Person's assets or properties in favor of any other Person (including any UCC financing statement or any similar instrument filed against such Person's assets or properties).

"Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of voting stock, by contract or otherwise; provided, however, that a Person shall not be deemed an Affiliate of another Person solely by reason of an individual serving as an officer or director of any Person and provided further that any Person other than Tyson and its Subsidiaries which, directly or indirectly, is controlled by Don Tyson or the Tyson Limited Partnership shall not be deemed an Affiliate of Tyson or any of its Subsidiaries.

"Agent Seller" shall have the meaning specified in Section 2.02 of the Receivables Purchase Agreement.

"Aggregate Commitment" shall mean, at any time, the sum of the Commitments then in effect.

"Aggregate Unpaids" shall mean, at any time, an amount equal to the sum of (i) the aggregate accrued and unpaid Discount at such time, (ii) the Net Investment at such time, (iii) any outstanding Term-out Period Advances, (iv) aggregate accrued and unpaid Fees, (v) all Indemnified Amounts, amounts payable pursuant to Section 2.21 and Indemnified Taxes and (vi) all other amounts owed (whether due or accrued) by the Transferor to the Funding Agents, the CP Conduit Purchasers and the Committed Purchasers at such time.

"Amendment Date" shall mean August 6, 2008.

"Applicable Margin" shall mean 1.75%.

"Asset Purchase Agreement" shall mean, with respect to any Related Group, the asset purchase agreement, liquidity agreement or other agreement among the CP Conduit Purchaser and/or the Committed Purchaser(s) of such Related Group, the Funding Agent of such Related Group or any liquidity provider ("Liquidity Provider") with respect to such Related

Group as the same may from time to time be amended, supplemented or otherwise modified and in effect.

"Bankruptcy Code" shall have the meaning specified in Section 3.01(v) of the Receivables Transfer Agreement.

"Base Rate" or "BR" shall mean, for any date of determination, a rate per annum equal to the greater of (i) the prime rate of interest announced by the Administrative Agent from time to time, changing when and as said prime rate changes (such rate not necessarily being the lowest or best rate charged by the Administrative Agent) or (ii) the sum of (a) 1.00% and (b) the Federal Funds Rate for such date.

"Beneficiaries" shall mean the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents and the Administrative Agent, collectively.

"Benefit Plan" shall mean any employee benefit plan as defined in Section 3(3) of ERISA in respect of which the Transferor, any Seller or any ERISA Affiliate of the Transferor, or any Seller is, or at any time during the immediately preceding six (6) years was, an "employer" as defined in Section 3(5) of ERISA.

"BR Tranche" shall mean a Tranche as to which Discount is calculated at the Base Rate plus the Applicable Margin.

"BR Tranche Period" shall mean, with respect to a BR Tranche, either (i) prior to the Termination Date, a period of up to thirty (30) days requested by the Transferor and agreed to by a CP Conduit Purchaser, a Committed Purchaser or the Funding Agent for such CP Conduit Purchaser or such Committed Purchaser, as the case may be, commencing on a Business Day requested by the Transferor and agreed to by the CP Conduit Purchaser, the Committed Purchaser or the Funding Agent for such CP Conduit Purchaser or such Committed Purchaser, as the case may be, or (ii) after the Termination Date, a period of one (1) day. If such BR Tranche Period would end on a day which is not a Business Day, such BR Tranche Period shall end on the next succeeding Business Day.

"Business Day" shall mean any day excluding Saturday, Sunday and any day on which banks in The City of New York are authorized or required by law to close, and, when used with respect to the determination of any Eurodollar Rate or any notice with respect thereto, any such day which is also a day for trading by and between banks in the London interbank market in United States dollar deposits.

"Capitalized Lease" of a Person shall mean any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP consistently applied.

"Carrying Cost Reserve Ratio" shall mean, on any date of determination, an amount, expressed as a percentage, equal to (a) the product of (i) 2 times DSO as of such day and (ii) the Base Rate in effect as of such day plus 2%, divided by (b) 365 (or 366, as applicable).

"Charged-Off Receivables" shall mean, with respect to any Settlement Period, all Receivables (or portions thereof) which, in accordance with the applicable Credit and Collection Policy, have or should have been written off during such Settlement Period as uncollectible, including, without limitation, the Receivables of any Obligor which becomes the subject of any voluntary or involuntary bankruptcy proceeding.

"Closing Date" shall mean October 19, 2001.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Collection Account" shall mean the account, established by the Administrative Agent, for the benefit of the CP Conduit Purchasers and the Committed Purchasers, pursuant to Section 2.13(a) of the Receivables Transfer Agreement.

"Collection Agent" shall mean, at any time, the Person then authorized pursuant to Section 6.01 of the Receivables Transfer Agreement to act as Collection Agent. The initial Collection Agent shall be Tyson.

"Collection Agent Default" shall have the meaning specified in Section 6.07 of the Receivables Transfer Agreement.

"Collections" shall mean, with respect to any Receivable, all cash collections and other cash proceeds of such Receivable, including, without limitation, all Finance Charges, if any, and cash proceeds of Related Security with respect to such Receivable and any Deemed Collections.

"Commercial Paper" shall mean the short-term promissory notes of any CP Conduit Purchaser issued by such CP Conduit Purchaser in the commercial paper market.

"Commitment" shall mean, with respect to any Committed Purchaser, the sum of its Facility A Commitment and its Facility B Commitment.

"Commitment Expiry Date" shall initially mean with respect to each Committed Purchaser, its Facility A Commitment Expiry Date or its Facility B Commitment Expiry Date, as the case may be.

"Commitment Pro Rata Share" shall mean, on any date of determination, (a) with respect to any CP Conduit Purchaser, the ratio (expressed as a percentage) of such CP Conduit Purchaser's CP Conduit Funding Limit to the Program Limit at such time, (b) with respect to any Committed Purchaser, the ratio (expressed as a percentage) of such Committed Purchaser's Commitment or Nonrenewing Amount, as applicable, to the sum of the Aggregate Commitments and Nonrenewing Amounts of all Committed Purchasers at such time, and (c) with respect to any Related Group, the ratio (expressed as a percentage) of the aggregate amount of the Commitments and Nonrenewing Amounts of each Committed Purchaser in such Related Group to the sum of the Aggregate Commitments and Nonrenewing Amounts of all Committed Purchasers at such time.

"Committed Purchaser Funded Amount" shall mean, with respect to any Committed Purchaser in any Related Group for any day,

the excess, if any, of the portion of the Net Investment funded by all Committed Purchasers in such Related Group on such day over the CP Conduit Funded Amount of such CP Conduit Purchaser for such day	x	such Committed Purchaser's Commitment
		the aggregate Commitments of all Committed Purchasers in the same Related Group

"Committed Purchasers" shall mean the banks and other financial institutions identified as such on Schedule B to the Receivables Transfer Agreement, as the same may be amended, supplemented or otherwise modified and in effect from time to time, together with their respective successors and permitted assigns.

"Concentration Factor" shall mean, as of any date of determination, with respect to any Designated Obligor, except for a Special Obligor, a percentage equal to the following:

(i) with respect to Receivables of any Obligor with short-term or long-term ratings of at least A-1 or A by S&P, respectively, and at least P-1 or A2 by Moody's, respectively, 15.0%;

(ii) with respect to Receivables of any Obligor with short-term or long-term ratings of at least A-2 or BBB- by S&P, respectively, and at least P-2 or Baa3 by Moody's, respectively, 7.50% (and not qualified under clause (i) above);

(iii) with respect to Receivables of any Obligor with short-term or long-term ratings below A-2 or BBB- by S&P, respectively, and below P-2 or Baa3 by Moody's, respectively, 3.25% (and not qualified under clause (i) or (ii) above); and

(iv) with respect to Receivables of any other Obligor, 3.25%.

The Concentration Factor for Obligors with split ratings shall be determined based upon the lower of the two ratings.

"Conduit Assignee" shall mean, with respect to any CP Conduit Purchaser, any commercial paper conduit that issues commercial paper rated at least A-1 by S&P and P-1 by Moody's administered by the Funding Agent with respect to such CP Conduit Purchaser and designated by such Funding Agent to accept an assignment from such CP Conduit Purchaser of such CP Conduit Purchaser's rights and obligations pursuant to Section 10.06(b).

"Contract" shall mean a written agreement or invoice, pursuant to or under which an Obligor shall be obligated to pay for merchandise purchased or services rendered and including all items and provisions incorporated or implied by applicable law, including, without limitation, the Relevant UCC.

"Conversion/Continuation Notice" shall have the meaning specified in Section 2.17 of the Receivables Transfer Agreement.

"CP Conduit Funded Amount" shall mean, with respect to any CP Conduit Purchaser for any day, the aggregate portion of the Net Investment funded by such CP Conduit Purchaser through the issuance of Commercial Paper outstanding on such day.

"CP Conduit Funding Limit" shall mean, with respect to any CP Conduit Purchaser, the sum of its Facility A CP Conduit Funding Limit and its Facility B CP Conduit Funding Limit.

"CP Conduit Purchasers" shall mean the Persons identified as such on Schedule B to the Receivables Transfer Agreement, as the same may be amended, supplemented or otherwise modified and in effect from time to time, together with their respective successors and permitted assigns.

"CP Conduit Purchaser's Insolvency Event" shall mean the occurrence of any one or more of the following: (a) any proceeding shall have been instituted by a CP Conduit Purchaser seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of any order for relief or the appointment of a receiver, trustee or other similar official for it or any substantial part of its property, or (b) any proceeding of the type described in the foregoing clause (a) shall be instituted against a CP Conduit Purchasers and shall have remained undismissed for a period of sixty (60) consecutive days, or an order granting relief requested in any such proceeding shall be entered.

"CP Conduit Purchaser's Interest" shall mean, on any day, with respect to any CP Conduit Purchaser, the beneficial interest of such CP Conduit Purchaser in the Receivables and Related Security, which beneficial interest shall equal the product of:

the Percentage Factor on such day	x	the Outstanding Balance of all Receivables	x	the CP Conduit Funded Amount of such CP Conduit Purchaser
				the Net Investment

"CP Conduit Purchaser's Termination Event" shall mean, as applicable, (a) a PARCO Termination Event, (b) in the case of any other CP Conduit Purchaser party to this agreement on the Closing Date, that the providers of such CP Conduit Purchaser's program liquidity and/or credit enhancement facilities shall have given notice that an event of default has occurred and is continuing under their respective agreements with such CP Conduit Purchaser or commitments of the related Committed Purchaser(s) or Liquidity Provider(s) under the applicable Asset Purchase Agreement have terminated for any reason (unless, in the case of Nieuw Amsterdam, such commitment has been fully funded by a deposit of funds to an account controlled by Nieuw Amsterdam which can be used solely to fund Purchases), or (c) in the case of any Conduit Assignee or other Person who becomes a CP Conduit Purchaser after the Closing Date, the "CP Conduit Purchaser's Termination Event" specified in the agreement by which such Person becomes a party to the Receivables Transfer Agreement.

"CP Rate" shall mean,

(a) with respect to any CP Tranche funded or maintained by any Match Funding CP Conduit Purchaser during any CP Tranche Period, the rate equivalent to the weighted average of (i) the discount rate (or if more than one discount rate, the weighted average of the discount rates) at which Commercial Paper having a term equal to such CP Tranche Period is issued by such Match Funding CP Conduit Purchaser, converted to an annual yield-equivalent rate on the basis of a 360-day year, which rates shall include placement agent and dealer fees and commissions and (ii) the annual interest rate (or if more than one rate, the weighted average of the annual interest rates) payable by such Match Funding CP Conduit Purchaser on interest-bearing Commercial Paper having a term equal to such CP Tranche Period, on the basis of a 360-day year, which rates shall include placement agent and dealer fees and commissions, and

(b) with respect to any CP Conduit Funded Amount funded or maintained by any Pooled Funding CP Conduit Purchaser during any CP Tranche Period, the rate equivalent to the weighted average of:

(i) the weighted average of the discount rates on all of such Pooled Funding CP Conduit Purchaser's Commercial Paper issued at a discount and outstanding during such Tranche Period, converted to an annual yield-equivalent rate on the basis of a 360-day year, and

(ii) the weighted average of the annual interest rates payable by such Pooled Funding CP Conduit Purchaser on all interest-bearing Commercial Paper outstanding during such Tranche Period, on the basis of a 360-day year,

which rates shall be adjusted to reflect and include:

(iii) placement agent and dealer fees and commissions;

(iv) any incremental carrying costs associated with Commercial Paper issued by such CP Conduit Purchaser maturing on the dates other than those dates on which such CP Conduit Purchaser is to receive funds; and

(v) other borrowings by such CP Conduit Purchaser, including, without limitation, borrowings to fund small or odd dollar amounts that are not easily accommodated in the commercial paper market;

provided, that (1) to the extent that such CP Tranche is funded by a specific issuance of such Pooled Funding CP Conduit Purchaser's Commercial Paper, the "CP Rate" may, in such Pooled Funding CP Conduit Purchaser's sole discretion, equal the rate or weighted average of the rates applicable to such issuance, calculated in the same manner as if such CP Conduit Purchaser were a Match Funding CP Conduit Purchaser, and (2) the Commercial Paper described in clauses (b)(i) and (b)(ii) shall not include any Commercial Paper allocated, in such CP Conduit Purchaser's sole discretion, to another transaction.

"CP Tranche" shall mean a Tranche as to which Discount is calculated at the CP Rate.

"CP Tranche Period" shall mean, (a) for any Match Funding CP Conduit Purchaser, with respect to a CP Tranche, a period of days not to exceed 45 days commencing on a Business Day requested by the Transferor and agreed to by such Match Funding CP Conduit Purchaser pursuant to Section 2.03 of the Receivables Transfer Agreement; provided that if a CP Tranche Period would end on a day which is not a Business Day, such CP Tranche Period shall end on the next succeeding Business Day, and (b) for any Pooled Funding CP Conduit Purchaser, with respect to a CP Tranche, each calendar month; provided that on or after the Termination Date, each Pooled Funding CP Conduit Purchaser (or the Funding Agent with respect to such Pooled Funding CP Conduit Purchaser) shall select all CP Tranche Periods.

"Credit Agreements" shall mean the 364-Day Credit Agreement and the Five-Year Credit Agreement.

"Credit Agreement Event of Default" shall mean an event of default, as defined in the Credit Agreements, including any event of default arising out of a breach of a financial covenant, which results in, or has continued unremedied for a period of time sufficient to permit, the acceleration of the indebtedness under the Credit Agreements or the termination of any related obligation to make a financial accommodation.

"Credit and Collection Policy" shall mean each applicable Seller's credit and collection policy or policies relating to Contracts and Receivables existing on the Closing Date and referred to in Exhibit A attached to the Receivables Transfer Agreement, as amended, supplemented or otherwise modified and in effect from time to time in compliance with Section 5.02(c) of the Receivables Transfer Agreement.

"Deemed Collections" shall mean any Collections on any Receivable deemed to have been received pursuant to Section 2.10(a) or (b) of the Receivables Transfer Agreement.

"Default" shall mean an event described in Section 7.01(2) of the Receivables Transfer Agreement.

"Default Ratio" shall mean, on any day, a fraction, the numerator of which is the sum of (a) the Outstanding Balance of all Receivables which are 61-90 days past their original invoice date as of the end of the preceding Settlement Period plus (b) the Outstanding Balance of all Receivables which were written off as uncollectible by the Collection Agent in accordance with the applicable Credit and Collection Policy during the preceding Settlement Period prior to 61 days after their original invoice dates and the denominator of which is the balance of all Receivables which arose during the Settlement Period two Settlement Periods before the last day of the most recently ended Settlement Period.

"Defaulted Receivable" shall mean a Receivable: (i) as to which any payment, or part thereof, remains unpaid for 61 days or more from the original invoice date for such Receivable; (ii) as to which an Event of Bankruptcy has occurred and is continuing with respect to the Obligor thereof; (iii) which has been identified by the Transferor, the Seller or the

Collection Agent as uncollectible; or (iv) which, in accordance with the applicable Credit and Collection Policy, should be written off as uncollectible.

"Delinquency Ratio" shall mean, on any day, a fraction the numerator of which is the sum of all Delinquent Receivables as of the end of the preceding Settlement Period and the denominator of which is the aggregate principal amount of all outstanding Receivables as of the end of the preceding Settlement Period.

"Delinquent Receivable" shall mean a Receivable as to which any payment, or part thereof, remains unpaid for 61 days or more past its original invoice date.

"Designated Obligor" shall mean, at any time, each Obligor; provided, however, that any Obligor shall cease to be a Designated Obligor upon notice to the Transferor from the Administrative Agent, delivered at any time, confirming that the Administrative Agent acting at the direction of the Administrative Agent and the Required Committed Purchasers has concluded that an event or condition has occurred that could reasonably be expected to have a Material Adverse Effect.

"Diluted Receivable" shall mean, any Receivable which is the subject of a reduction or cancellation as a result of any defective, rejected or returned merchandise or services or is the subject of a credit, rebate, discount, dispute, warranty claim, repossessed or returned goods, charge back, allowance, other dilutive factor or any other billing adjustment (whether effected through the granting of credits against the applicable Receivables or by the issuance of a check or other payment in respect of (and as payment for) such reduction or cancellation) or any setoff in respect of any claim by any Person, but excluding adjustments, reductions, or cancellations in respect of the Obligor's bankruptcy or insolvency.

"Dilution Period" shall mean, on any day, a number equal to a fraction, the numerator of which is the sum of all Receivables which arose during the Settlement Period immediately preceding such day and the denominator of which is the Net Receivables Balance.

"Dilution Ratio" shall mean, as of the last day of each Settlement Period, the percentage equivalent of a fraction, the numerator of which is the aggregate amount of Receivables which became Diluted Receivables during such Settlement Period (including any rebate that is not credited against a Receivable) and the denominator of which is the aggregate principal amount of all Receivables arising during the immediately preceding Settlement Period.

"Dilution Reserve" shall mean, on any day, the greater of (i) 3% and (ii) the Dilution Reserve Ratio.

"Dilution Reserve Ratio" shall mean, as of any Settlement Date, and continuing until (but not including) the next Settlement Date, an amount (expressed as a percentage) that is calculated as follows:

$$DRR = [(C \times D) + [(E-D) \times (E/D)]] \times F$$

Where:

DRR   =   Dilution Reserve Ratio;

C   =   (i) 2.0 or (ii) following a downgrade of Tyson's Index Rating below BB+ or Ba1, respectively, by either S&P or Moody's, 2.25;

D   =   the twelve-month rolling average of the Dilution Ratio that occurred during the period of twelve consecutive Settlement Periods ending immediately prior to such earlier Settlement Date;

E   =   the highest Dilution Ratio that occurred during the period of twelve consecutive Settlement Periods ending prior to such earlier Settlement Date; and

F   =   the Dilution Period.

"Discount" shall mean, with respect to any Tranche Period:

$$\frac{(TR \times TNI \times AD)}{YD}$$

Where:

TR   =   the Tranche Rate applicable to such Tranche Period;

TNI   =   the portion of the Net Investment allocated to such Tranche Period or, with respect to any Term-out Period Advance, the principal amount of such Term-out Period Advance from time to time;

AD   =   the actual number of days during such Tranche Period; and

YD   =   either (i) if the Tranche Rate is the CP Rate or the Eurodollar Rate, 360 or (ii) if the Tranche Rate is the Base Rate, 365 or 366, as applicable;

provided, however, that no provision of the Receivables Transfer Agreement shall require the payment or permit the collection of Discount in excess of the maximum amount permitted by applicable law; and provided, further, that Discount shall not be considered paid by any distribution if, at any time, such distribution is rescinded or must be returned for any reason.

"Discount Percentage" shall mean, on any date, the percentage obtained from the following formula:

$$100\% - (A + B + C + D)$$

all determined by the Transferor as of the related Transfer Date,

Where:

A = Adjusted Loss Reserve Percentage, which as of such Transfer Date will equal the ratio obtained by dividing (a) Charged-Off Receivables (net of recoveries in respect of Charged-Off Receivables) during the six-fiscal month period immediately preceding the Settlement Date most recently preceding such Transfer Payment Date by (b) the aggregate amount of Collections during the six-fiscal month period immediately preceding the Settlement Date most recent to such Transfer Date.

B = Adjusted Carrying Cost Reserve Percentage, which as of such Transfer Date will equal the amount obtained by dividing (a) the product of (i) 1.3, (ii) the average of the DSO for the three Settlement Dates most recent to such Transfer Date and (iii) the Base Rate as of the Settlement Date most recent to such Transfer Date by (b) 365.

C = The Servicing Fee Percentage divided by 360.

D = Processing Expense Reserve Percentage, which will equal 1/10 of 1% and reflects the cost of the Transferor's overhead, including costs of processing the purchase of Receivables and other normal operation costs and a reasonable profit margin.

None of the elements of the above-referenced formula, in respect of any purchase of Receivables, will be adjusted following the related Transfer Date.

With respect to each calculation set forth above with respect to a Settlement Date, such calculation as calculated on such Settlement Date and included in the applicable Settlement Statement shall remain in effect from and including the related Settlement Date to but excluding the following Settlement Date.

For the initial Settlement Period, the Discount Percentage will be 99.587%.

"Downgrade Condition" shall mean any time when Tyson or any of its rated affiliates is rated below BBB- or Baa3, respectively, or Tyson is not rated, by either S&P or Moody's.

"DSO" shall mean, on any Settlement Date, the number of calendar days equal to the product of (a) 91 and (b) the amount obtained by dividing (i) the Net Receivables Balance as of the last day of the immediately preceding Settlement Period by (ii) the aggregate balance of Receivables which arose during the three (3) consecutive Settlement Periods immediately preceding such Settlement Date, which calculation shall remain in effect until the next succeeding Settlement Date for all purposes of this Agreement.

"Early Collection Fee" shall mean, for any Tranche Period during which the portion of the Net Investment that was allocated to such Tranche Period is reduced for any reason whatsoever, the excess, if any, of (i) the additional Discount that would have accrued during such Tranche Period if such reductions had not occurred, minus (ii) the income, if any, received by the recipient of such reductions from investing the proceeds of such reductions.

"Eligible Obligor" shall mean any Obligor, of which not more than 25% of such Obligor's aggregate Receivables are more than 60 days past their original invoice date.

"Eligible Receivable" shall mean, at any time, any Receivable:

(1)   which has been originated by any Seller that is not subject to an Event of Bankruptcy and has been subsequently sold to the Transferor pursuant to (and in accordance with) the Receivables Purchase Agreement, and to which the Transferor has good title thereto, free and clear of all Adverse Claims other than those imposed in connection or permitted by with the Transaction Documents;

(2)   which (together with the Collections and Related Security related thereto) has been the subject of either (A) a valid transfer and assignment from the Transferor to the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, of all of the Transferor's right, title and interest therein or (B) the grant of a first priority perfected security interest therein (and in the Collections and Related Security related thereto) in favor of the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, in each case effective until the termination of the Receivables Transfer Agreement.

(3)   the Obligor of which is (A) a United States resident or a resident of a U.S. territory other than Receivables due from Obligors that are not residents of the United States or a U.S. territory to the extent the aggregate Outstanding Balance of Receivables due from such Obligors does not exceed 5% of the Outstanding Balance of all Receivables on any date of computation, (B) a Designated Obligor at the time of the initial creation of an interest therein under the Receivables Transfer Agreement, (C) not an Official Body or an Affiliate of any of the parties to the Receivables Transfer Agreement other than Receivables due from Official Bodies to the extent the aggregate Outstanding Balance of Receivables due from such Obligors does not exceed 2% of the Outstanding Balance of all Receivables on any date of computation, (D) not the subject of an Event of Bankruptcy, and (E) an Eligible Obligor;

(4)   which is not a Delinquent Receivable or a Defaulted Receivable;

(5)   which (A) arises pursuant to a Contract with respect to which the Seller has performed all obligations required to be performed by it thereunder, including, without limitation, shipment of the merchandise and/or the performance of the services purchased thereunder; and (B) according to the Contract related thereto,

has been billed and is required to be paid in full within 60 days of the original billing date therefor in accordance with the terms of the applicable Contract;

(6)   which is an "eligible asset" as defined in Rule 3a-7 under the Investment Company Act of 1940, as amended;

(7)   which is (A) an "account" within the meaning of Section 9-102(a)(2) of the Relevant UCC, or (B) a "general intangible" (to the extent that such Receivables include interest, finance charges, returned check or late charges or sales or similar taxes) within the meaning of Section 9-102(a)(42) of such Relevant UCC;

(8)   which is denominated and payable only in United States dollars in the United States;

(9)   which arises under a Contract that, together with the Receivable related thereto, is in full force and effect and constitutes the legal, valid and binding obligation of the related Obligor, enforceable against such Obligor in accordance with its terms and is not subject to any litigation, dispute, offset, counterclaim or other defense other than unexpired volume or pricing discounts or rebates to which the obligor thereon may be entitled, provided that only such portion of such receivable subject to any such dispute, offset, counterclaim or defense shall be deemed ineligible under this criterion;

(10)   which, together with the Contract related thereto, does not contravene in any material respect any laws, rules or regulations applicable thereto (including, without limitation, laws, rules and regulations relating to truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy) and with respect to which no part of the Contract related thereto is in violation of any such law, rule or regulation in any material respect;

(11)   which (A) satisfies in all material respects all applicable requirements of the applicable Credit and Collection Policy, (B) is assignable without the consent of, or notice to, the Obligor thereunder and (C) complies at the time of the initial creation of an interest therein under the Receivables Transfer Agreement with such other reasonable criteria and requirements as the Administrative Agent and the Required Committed Purchasers have then specified to the Transferor following five (5) days' notice;

(12)   which was originated in the ordinary course of the Seller's business or acquired from an originator approved by the Administrative Agent and the Required Committed Purchasers;

(13)   the Obligor of which has been directed to make all payments to a specified account of the Transferor with respect to which there shall be a Lockbox Account Agreement in effect;

(14)   the assignment of which under the Receivables Purchase Agreement by the Seller to the Transferor and the assignment of which under the Receivables Transfer

Agreement by the Transferor to the CP Conduit Purchasers and the Committed Purchasers does not violate, conflict with or contravene any applicable laws, rules, regulations, orders or writs or any contractual or other restriction, limitation or encumbrance and does not require the consent of any person;

(15)   which has not been compromised, adjusted or modified except in accordance with the applicable Credit and Collection Policy (including by the extension of time for payment or the granting of any discounts, allowances or credits), provided that only such portion of such receivable that has been so compromised, adjusted or modified shall be deemed ineligible pursuant to this criterion;

(16)   which, if purchased with proceeds of Commercial Paper, would constitute a "current transaction" within the meaning of Section 3(a)(3) of the Securities Act of 1933, as amended; and

(17)   which does not arise under a Contract that has been rewritten.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, supplemented or otherwise modified and in effect from time to time, and the rules and regulations promulgated thereunder.

"ERISA Affiliate" shall mean, with respect to any Person, (i) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code (as in effect from time to time, the "Code")) as such Person; (ii) a trade or business (whether or not incorporated) under common control (within the meaning of Section 414(c) of the Code) with such Person; or (iii) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as such Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above.

"Eurocurrency Liabilities" has the meaning specified in Regulation D of the Federal Reserve Board, as in effect from time to time.

"Eurodollar Rate" shall mean, with respect to any Eurodollar Tranche for any Eurodollar Tranche Period, (i) the rate quotation appearing on Page 3750 of the Telerate Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days before the beginning of such Eurodollar Tranche Period, as the rate for dollar deposits with a maturity comparable to such Eurodollar Tranche Period, divided by (ii) a percentage equal to 100% minus the Eurodollar Reserve Percentage of the applicable CP Conduit Purchaser or CP Committed Purchaser for such Eurodollar Tranche Period. If the rate quotation referred to in clause (i) is not available at such time for any reason, then the amount determined pursuant to clause (i) with respect to such Eurodollar Tranche for such Eurodollar Tranche Period shall be the rate at which dollar deposits of $5,000,000 and for a maturity comparable to such Eurodollar Tranche Period are offered by the principal London office of the Administrative Agent in immediately available funds in the

London interbank market at approximately 11:00 a.m., London time, two Business Days before the beginning of such Eurodollar Tranche Period.

"Eurodollar Reserve Percentage" shall mean, with respect to any Eurodollar Tranche Period for any Eurodollar Tranche, the reserve percentage applicable during such Eurodollar Tranche Period (or if more than one such percentage shall be so applicable, the daily average of such percentages for those days in such Eurodollar Tranche Period during which any such percentage shall be so applicable) under regulations issued from time to time by the Federal Reserve Board for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) for the applicable CP Conduit Purchaser or Committed Purchaser with respect to liabilities or assets consisting of or including Eurocurrency Liabilities having a term equal to such Eurodollar Tranche Period.

"Eurodollar Tranche" shall mean a Tranche as to which Discount is calculated at the Eurodollar Rate plus the Applicable Margin.

"Eurodollar Tranche Period" shall mean, with respect to a Eurodollar Tranche, a period of up to three (3) months requested by the Transferor and agreed to by a CP Conduit Purchaser, a Committed Purchaser or the Funding Agent for such CP Conduit Purchaser or such Committed Purchaser commencing on a Business Day requested by the Transferor and agreed to by the CP Conduit Purchaser, the Committed Purchaser or the Funding Agent for such CP Conduit Purchaser or such Committed Purchaser; provided, however, that

(a) if such Eurodollar Tranche Period would expire on a day which is not a Business Day, such Eurodollar Tranche Period shall expire on the next succeeding Business Day;

(b) if such Eurodollar Tranche Period would expire on (i) a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Eurodollar Tranche Period shall expire on the next preceding Business Day or (ii) a Business Day for which there is no numerically corresponding day in the applicable subsequent calendar month, such Eurodollar Tranche Period shall expire on the last Business Day of such month; and

(c) on or after the Termination Date, each CP Conduit Purchaser or Committed Purchaser (or the Funding Agent with respect to such CP Conduit Purchaser or Committed Purchaser) shall select all Eurodollar Tranche Periods (but in no case a Eurodollar Tranche Period of greater than one month).

"Event of Bankruptcy" shall mean, with respect to any Person, that:

(i) such Person (a) shall generally not pay its debts as such debts become due or (b) shall admit in writing its inability to pay its debts generally or (c) shall make a general assignment for the benefit of creditors;

(ii) any proceeding shall be instituted by or against such Person seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or any substantial part of its property, and, if instituted against such Person, shall remain undischarged for a period of 60 days; or

(iii) if such Person is not an individual, such Person or any Subsidiary shall take any corporate or similar action to authorize any of the actions set forth in the preceding clauses (i) or (ii).

"Facility" shall mean either Facility A or Facility B, as applicable.

"Facility A" shall have the meaning specified in Section 2.01 of the Receivables Transfer Agreement.

"Facility A CP Conduit Funding Limit" shall mean, with respect to any CP Conduit Purchaser, the amount set forth opposite such CP Conduit Purchaser's name on Schedule B to the Receivables Transfer Agreement as its Facility A CP Conduit Funding Limit, as the same may be reduced from time to time as provided in Section 2.07 of the Receivables Transfer Agreement.

"Facility A Commitment" shall mean, with respect to any Committed Purchaser, the amount specified as such on Schedule B to the Receivables Transfer Agreement for such Committed Purchaser, as the same may be reduced from time to time as provided in Section 2.07 of the Receivables Transfer Agreement.

"Facility A Commitment Expiry Date" shall initially mean with respect to each Committed Purchaser, August 5, 2009, as extended from time to time with respect to such Committed Purchaser pursuant to Section 2.26(a) of the Receivables Transfer Agreement.

"Facility A Net Investment" shall mean, with respect to any Related Group, the amount of the Net Investment of such Related Group that is attributable to Facility A.

"Facility B" shall have the meaning specified in Section 2.01 of the Receivables Transfer Agreement.

"Facility B CP Conduit Funding Limit" shall mean, with respect to any CP Conduit Purchaser, the amount set forth opposite such CP Conduit Purchaser's name on Schedule B to the Receivables Transfer Agreement as its Facility B CP Conduit Funding Limit, as the same may be reduced from time to time as provided in Section 2.07 of the Receivables Transfer Agreement.

"Facility B Commitment" shall mean, with respect to any Committed Purchaser, the amount specified as such on Schedule B to the Receivables Transfer Agreement for such Committed Purchaser, as the same may be reduced from time to time as provided in Section 2.07 of the Receivables Transfer Agreement.

"Facility B Commitment Expiry Date" shall mean August 5, 2009, as extended from time to time with respect to any Committed Purchaser pursuant to Section 2.26(b) of the Receivables Transfer Agreement.

"Facility B Net Investment" shall mean, with respect to any Related Group, the amount of the Net Investment of such Related Group that is attributable to Facility B.

"Facility Pro Rata Share" shall mean, on any date of determination, (a) with respect to (i) Facility A of any CP Conduit Purchaser, the ratio (expressed as a percentage) of such CP Conduit Purchaser's Facility A CP Conduit Funding Limit to its CP Conduit Funding Limit at such time and (ii) Facility B of any CP Conduit Purchaser, the ratio (expressed as a percentage) of such CP Conduit Purchaser's Facility B CP Conduit Funding Limit to its CP Conduit Funding Limit at such time, (b) with respect to (i) Facility A of any Committed Purchaser, the ratio (expressed as a percentage) of such Committed Purchaser's Facility A Commitment to its Commitment at such time and (ii) Facility B of any Committed Purchaser, the ratio (expressed as a percentage) of such Committed Purchaser's Facility B Commitment or Nonrenewing Amount, as applicable, to the sum of its Commitment and Nonrenewing Amount at such time, and (c) with respect to (i) Facility A of any Related Group, the ratio (expressed as a percentage) of the aggregate amount of the Facility A Commitments of all Committed Purchasers in such Related Group to the aggregate Commitments of all Committed Purchasers in such Related Group and (ii) Facility B of any Related Group, the ratio (expressed as a percentage) of the aggregate amount of the Facility B Commitments and Nonrenewing Amounts of all Committed Purchasers in such Related Group to the aggregate Commitments and Nonrenewing Amounts of all Committed Purchasers in such Related Group.

"Federal Funds Rate" shall mean, for any day, an interest rate per annum equal to (a) the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published for such day (or, if such day is not a Business Day, for the immediately preceding Business Day) by the Federal Reserve Bank of New York, or (b) if such rate is not so published for any day which is a Business Day, the average of the quotations at approximately 11:00 A.M. (New York time) on such day on such transactions received by the Administrative Agent from three (3) federal funds brokers of recognized standing selected by the Administrative Agent in its sole discretion.

"Fee Letter" shall mean the letter agreement, dated the Closing Date, between the Transferor and the Administrative Agent, for the benefit and on behalf of the CP Conduit Purchasers, the Funding Agents and the Committed Purchasers with respect to the fees to be paid by the Transferor under the Transaction Documents, as amended, supplemented or otherwise modified and in effect from time to time.

"Fees" shall mean the fees payable pursuant to the Fee Letter.

"Finance Charges" shall mean, with respect to a Contract, any finance, interest, late or similar charges owing by an Obligor pursuant to such Contract.

"Fitch" shall mean Fitch, Inc., and its successors and assigns.

"Five-Year Credit Agreement" shall mean that certain Five-Year Credit Agreement, dated as of September 28, 2005, by and among Tyson, certain subsidiaries of Tyson, The Chase Manhattan Bank, as administrative agent, J.P. Morgan Securities Inc., as arranger and the various lending institutions party thereto, as amended, supplemented or otherwise modified or replaced or refinanced and in effect from time to time.

"Foodbrands Entities" shall mean each Subsidiary of Tyson other than the Transferor, The Pork Group, Inc., Tyson Mexican Original, Inc., Tyson Sales and Distribution, Inc., World Resource, Inc., IBP, inc., and The IBP Foods Company.

"Funding Agents" shall mean the Persons identified as such on Schedule B to the Receivables Transfer Agreement, as the same may be amended, supplemented or otherwise modified and in effect from time to time, together with their respective successors and permitted assigns.

"GAAP" shall mean generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such accounting profession, which are in effect as of the date of the Receivables Transfer Agreement.

"Guarantor" shall mean Tyson in its capacity as Guarantor under the Limited Guaranty.

"Guaranty" shall mean, with respect to any Person, any agreement by which such Person assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes liable upon, the obligation of any other Person, or agrees to maintain the net worth or working capital or other financial condition of any other Person or otherwise assures any other creditor of such other Person against loss, including, without limitation, any comfort letter, operating agreement or take-or-pay contract and shall include, without limitation, the contingent liability of such Person in connection with any application for a letter of credit; provided, however, that the term "Guaranty" shall not mean or include the endorsements by such Person of instruments for deposit or collection in the ordinary course of business.

"Inactive Subsidiary" shall mean any Subsidiary that conducts no business and the assets of which have an aggregate book value of less than $1,000,000.

"Incremental Transfer" shall mean a Transfer which is made pursuant to Section 2.02(a) of the Receivables Transfer Agreement (including, without duplication, any Term-out Period Account Funded Incremental Transfer).

"Indebtedness" shall mean, with respect to any Person, such Person's (i) obligations for borrowed money, (ii) obligations representing the deferred purchase price of property other than accounts payable arising in the ordinary course of such Person's business on terms customary in the trade, (iii) obligations, whether or not assumed, secured by liens or payable out of the proceeds or production from property now or hereafter owned or acquired by such Person, (iv) obligations which are evidenced by notes, acceptances, or other instruments, (v) Capitalized Lease obligations and (vi) Guaranty obligations.

"Indemnified Amounts" shall have the meaning specified in Section 2.20 of the Receivables Transfer Agreement.

"Indemnified Party" shall have the meaning specified in Section 2.20 of the Receivables Transfer Agreement.

"Indemnified Taxes" shall mean any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Official Body, excluding:

(A) all franchise taxes, all taxes, levies, imposts, duties, charges, fees, deductions and withholdings imposed on or measured by net income, capital or net worth and all taxes, levies, imposts, duties, charges, fees, deductions and withholdings on doing business, in each case, imposed:

(i) by the United States or any political subdivision or taxing authority thereof or therein;

(ii) by any jurisdiction under the laws of which the Administrative Agent, any CP Conduit Purchaser, any Funding Agent, any Committed Purchaser, any Program Support provider or an Indemnified Party or lending office is organized or in which its lending office is located, managed or controlled or in which its principal office is located or any political subdivision or taxing authority thereof or therein; or

(iii) by reason of any connection between the jurisdiction imposing such tax and the Administrative Agent, any CP Conduit Purchaser, any Funding Agent, any Committed Purchaser, any Program Support Provider, such Indemnified Party or such lending office other than a connection arising solely from this Agreement or any other Transaction Document or any transaction hereunder or thereunder,

(B) all penalties, interests, additions to taxes and expenses resulting from gross negligence or willful misconduct on the part of the Administrative Agent, any CP Conduit Purchaser, any Funding Agent, any Committed Purchaser, any Program Support Provider, or an Indemnified Party, as the case may be, and

(C) all taxes, levies, imposts, duties, charges, fees, deductions and withholdings imposed by reason of the failure of any Indemnified Party to comply with its obligations, if any, under Section 2.22(b) of the Receivables Transfer Agreement (including, without limitation, its inability to comply with Section 2.22(b)(i) of the Receivables Transfer Agreement.

"Index Rating" means , as to either S&P or Moody's, the rating of such rating agency at the time in effect for the credit facility established by the Five-Year Credit Agreement or, if no such rating shall be in effect, the rating of such rating agency at the time in effect for Tyson's senior, unsecured, non-credit enhanced indebtedness for borrowed money

"JPMCB" shall mean JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), a New York State banking corporation, in its individual capacity, and its successors.

"JPMCB Roles" shall have the meaning specified in Section 10.12(a) of the Receivables Transfer Agreement.

"Law" shall mean any law (including common law), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree or award of any Official Body.

"Lender" shall have the meaning specified in Section 10.02(b) of the Receivables Transfer Agreement.

"Limited Guaranty" shall mean the Guaranty of the Guarantor under Article IX of the Receivables Transfer Agreement.

"Liquidating Related Group" shall mean any Committed Purchaser whose Facility A Commitment has reached its Facility A Commitment Expiry Date, together with each related CP Conduit Purchaser.

"Liquidation Share" shall mean, for any Liquidating Related Group, during the term of the applicable Partial Liquidation and any day during such Partial Liquidation, 100%.

"Liquidity Provider" shall have the meaning specified in the definition of Asset Purchase Agreement herein.

"Lockbox Account" shall mean an account maintained by the Transferor or an Account Holder identified in any Lockbox Agreement at a Lockbox Bank for the purpose of receiving Collections from Receivables.

"Lockbox Agreement" shall mean an agreement between the Collection Agent, the Transferor, any applicable Account Holder identified therein, the Administrative Agent and a Lockbox Bank in substantially the form of Exhibit C to the Receivables Transfer Agreement.

"Lockbox Bank" shall mean each of the banks set forth in Exhibit B to the Receivables Transfer Agreement, and such banks as may be added thereto or deleted therefrom pursuant to Section 2.09 of the Receivables Transfer Agreement.

"Loss Horizon" shall mean, on any day, the amount obtained by dividing (i) the sum of all Receivables which arose during the two Settlement Periods immediately preceding such day plus 0.50 times the sum of all Receivables which arose during the third Settlement Period immediately preceding such day by (ii) the Net Receivables Balance as of the end of the preceding Settlement Period.

"Loss Reserve" shall mean, on any day, the greater of (i) 15% and (ii) the Loss Reserve Ratio.

"Loss Reserve Ratio" shall mean, as of any Settlement Date, and continuing until (but not including) the next Settlement Date, an amount (expressed as a percentage) that is calculated as follows:

$$LRR = A \times B \times C$$

Where:

LRR = Loss Reserve Ratio;

A = (i) 2.0 or (ii) following a downgrade of Tyson's Index Rating below BB+ or Ba1, respectively, by either S&P or Moody's, 2.25;

B = the highest three month average Default Ratio that occurred during the twelve most recent Settlement Periods; and

C = the Loss Horizon.

"Match Funding CP Conduit Purchaser" shall mean each CP Conduit Purchaser that is identified on Schedule D to the Receivables Transfer Agreement as a Match Funding CP Conduit Purchaser and each CP Conduit Purchaser that, after the Closing Date, notifies the Transferor and the Administrative Agent in accordance with Section 2.03(a) in writing that it is funding its CP Conduit Funded Amount with Commercial Paper issued by it, or for its benefit, in specified CP Tranches selected in accordance with Section 2.03(a) and that, in each case, has not subsequently notified the Transferor and the Administrative Agent in writing that the Transferor will no longer be permitted to select CP Tranches in accordance with Section 2.03(a) in respect of the CP Conduit Funded Amount with respect to such CP Conduit Purchaser.

"Material Adverse Effect" shall mean any event or condition which would have a material adverse effect on

(i) the collectibility of the Receivables,

(ii) the condition (financial or otherwise), businesses or properties of the Transferor or any Seller,

(iii) the ability of the Transferor or any Seller to perform its respective obligations under the Transaction Documents to which it is a party, or

(iv) the interests of the Administrative Agent, the CP Conduit Purchasers, the Funding Agents or the Committed Purchasers under the Transaction Documents;

provided, however, that for purposes of clauses (ii) and (iii) an event or condition will not be deemed to have a Material Adverse Effect unless such event or condition, in the reasonable discretion of the Administrative Agent and the Required Committed Purchasers, is reasonably likely to have a material adverse effect on the condition (financial or otherwise) of Tyson on a consolidated basis or on the Transferor.

"Maximum Percentage Factor" shall mean 100%.

"Moody's" shall mean Moody's Investors Service, Inc., and its successors and assigns.

"Multiemployer Plan" shall mean a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA which is or was at any time during the current year or the immediately preceding five years contributed to by the Transferor, the Seller or any ERISA Affiliate of the Transferor or the Seller on behalf of its employees.

"Net Investment" shall mean the sum of the cash amounts paid to the Transferor by the CP Conduit Purchasers and/or the Committed Purchasers for all Incremental Transfers (including Term-out Period Account Funded Incremental Transfers) minus the aggregate amount of Collections received and applied by the Administrative Agent to reduce such Net Investment pursuant to Section 2.05, 2.06 or 2.10 of the Receivables Transfer Agreement; provided that the Net Investment shall be restored and reinstated in the amount of any Collections so received and applied if, at any time, the distribution of such Collections is rescinded or must otherwise be returned for any reason. For the avoidance of doubt, Term-out Period Advances shall not constitute "Net Investment" hereunder.

"Net Receivables Balance" shall mean, at any time, the aggregate Outstanding Balance of the Eligible Receivables at such time, as reduced by (without duplication) the aggregate amount for all Designated Obligors by which the Outstanding Balance of all Eligible Receivables of each Designated Obligor exceeds the product of

(a) the Concentration Factor for such Designated Obligor;

multiplied by

(b) the sum of the Outstanding Balance of all Eligible Receivables, plus the amount of any Receivables for which the basis of the aging from the initial due date of payment has been altered.

"Nieuw Amsterdam" shall mean Nieuw Amsterdam Receivables Corporation, a Delaware corporation, and its successors and assigns.

"Nonrenewing Amount" has the meaning set forth in Section 2.26(b) of the Receivables Transfer Agreement.

"Nonrenewing Committed Purchaser" has the meaning set forth in Section 2.26(b) of the Receivables Transfer Agreement.

"Obligor" shall mean a Person, other than an Excluded Obligor, obligated to make payments for the provision of goods and services pursuant to a Contract. For purposes of this definition "Excluded Obligor" shall mean Winn-Dixie Stores, Inc. and any of its Subsidiaries.

"Official Body" shall mean any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of any such government or political subdivision, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

"Other Transferor" shall mean any Person, other than the Transferor, that has entered into a receivables purchase agreement, receivables transfer agreement, loan agreement or funding agreement with any CP Conduit Purchaser.

"Outstanding Balance" shall mean, with respect to any Receivable at any time, the then outstanding principal amount thereof, excluding any accrued and outstanding Finance Charges related thereto.

"PARCO" shall mean the Park Avenue Receivables Corporation, a Delaware corporation, and its successors and assigns.

"PARCO Termination Event" shall mean that the providers of PARCO's program liquidity and/or letter of credit facilities shall have given notice that an event of default has occurred and is continuing under their respective agreements with PARCO.

"Participant" shall have the meaning given to such term in Section 10.06(c) of the Receivables Transfer Agreement.

"Partial Liquidation" shall have the meaning specified in Section 2.06(b) of the Receivables Transfer Agreement.

"PASA" shall mean the Packers and Stockyards Act of 1921, as amended, and regulations issued thereunder.

"Percentage Factor" shall mean the fraction (expressed as a percentage) computed on any date of determination as follows:

$$
\frac{NI \times \left[1 + \dfrac{(LR+DR + CCRR)}{1 - (LR+DR)} \right] + \dfrac{(SFRR \times OBR)}{1 - (LR+DR)}}{NRB}
$$

Where:

NI   =   the Net Investment on the date of such computation;

LR   =   the Loss Reserve on the date of such computation;

DR   =   the Dilution Reserve on the date of such computation;

CCRR =   the Carrying Cost Reserve Ratio on the date of such computation;

SFRR =   the Servicing Fee Reserve Ratio on the date of such computation;

OBR =   the Outstanding Balance of all Receivables on the date of such computation; and

NRB =   the Net Receivables Balance on the date of such computation.

The Percentage Factor shall be calculated by the Collection Agent on the day of the initial Incremental Transfer under the Receivables Transfer Agreement. Thereafter, until the Termination Date, the Collection Agent shall recompute the Percentage Factor at the time of each Incremental Purchase pursuant to Section 2.02(a) of the Receivables Transfer Agreement and as of the close of business on each Business Day and report such recomputation to the Administrative Agent in the Settlement Statement and as otherwise requested by any Funding Agent. The Percentage Factor shall remain constant from the time as of which any such computation or recomputations is made until the time as of which the next such recomputations shall be made, notwithstanding any additional Receivables arising, any Incremental Transfer made pursuant to such Section 2.02(a) or any reinvestment Transfer made pursuant to Section 2.02(b) and 2.05 of the Receivables Transfer Agreement during any period between computations of the Percentage Factor. The Percentage Factor shall remain constant at 100% at all times on and after the Termination Date until such time as the Administrative Agent, on behalf of the CP Conduit Purchasers and the Committed Purchasers, shall have received payment in full in cash of the Aggregate Unpaids, at which time the Percentage Factor shall be recomputed in accordance with Section 2.06 of the Receivables Transfer Agreement.

"Permitted Investments" shall mean any of the following:

(a) negotiable instruments or securities represented by instruments in bearer or registered or in book-entry form which evidence (i) obligations fully guaranteed by the United States of America; (ii) time deposits in, or bankers acceptances issued by, any depositary institution or trust company incorporated under the laws of the United States of America or any state thereof and subject to supervision and examination by Federal or state banking or depositary institution authorities; provided, however, that at the time of investment or contractual commitment to invest therein, the certificates of deposit or short-term deposits, if any, or long-term unsecured debt obligations (other than such obligation whose rating is based on collateral or on the credit of a Person other than such institution or trust company) of such depositary institution or trust company shall have a credit rating from Moody's and S&P of at least "P-1" and "A-1", respectively, in the case of the certificates of deposit or short-term deposits, or a rating not lower than one of the two highest investment categories granted by Moody's and by S&P; (iii) certificates of deposit having, at the time of investment or contractual commitment to invest therein, a rating from Moody's and S&P of at least "P-1" and "A-1", respectively; or (iv) investments in money market funds rated in the highest investment category or otherwise approved in writing by the applicable rating agencies;

(b) demand deposits and cash escrows in any depositary institution or trust company referred to in (a)(ii) above;

(c) commercial paper (having original or remaining maturities of no more than 30 days) having, at the time of investment or contractual commitment to invest therein, a credit rating from Moody's and S&P of at least "P-1" and "A-1", respectively;

(d) Eurodollar time deposits having a credit rating from Moody's and S&P of at least "P-1" and "A-1", respectively; and

(e) repurchase agreements involving any of the Permitted Investments described in clauses (a)(i), (a)(iii) and (d) of this definition so long as the other party to the repurchase agreement has at the time of investment therein, a rating from Moody's and S&P of at least "P-1" and "A-1", respectively.

"Person" shall mean any corporation, limited liability company, natural person, firm, joint venture, partnership, trust, unincorporated organization, enterprise, government or any department or agency of any government.

"Pooled Funding CP Conduit Purchaser" shall mean each CP Conduit Purchaser that is not a Match Funding CP Conduit Purchaser.

"Potential Termination Event" shall mean an event which but for the lapse of time or the giving of notice, or both, would constitute a Termination Event.

"Proceeds" shall mean "proceeds" as defined in Section 9-102 of the Relevant UCC.

"Program" shall mean the receivables financing facility established by the Receivables Transfer Agreement as provided in Section 2.01 of the Receivables Transfer Agreement.

"Program Fee" shall have the meaning specified in the Fee Letter.

"Program Limit" shall mean, at any time, the sum of the CP Conduit Funding Limits then in effect; provided, that the Program Limit may not at any time exceed 98.04 % of the Aggregate Commitment at any time in effect; provided, further, that from and after the Termination Date, the Program Limit shall at all times equal the Net Investment.

"Program Support Provider" shall mean, with respect to any CP Conduit Purchaser, each Committed Purchaser with respect to such CP Conduit Purchaser and any other additional Person now or hereafter extending credit, or having a commitment to extend credit to or for the account of, or to make purchases from, such CP Conduit Purchaser or issuing a letter of credit, surety bond or other instrument to support any obligations arising under or in connection with such CP Conduit Purchaser's securitization program.

"Purchase" shall mean any assignment by a CP Conduit Purchaser to the Committed Purchaser(s) or Liquidity Provider(s), as the case may be, in its Related Group of all or any portion of the CP Conduit Purchaser's Interest pursuant to the relevant Asset Purchase Agreement.

"Purchase Date" shall mean the date specified by a CP Conduit Purchaser in a Sale Notice as being the effective date of the CP Conduit Purchaser's assignment to the Committed Purchaser(s) or Liquidity Provider(s), as the case may be, in its Related Group of all or any portion of the CP Conduit Purchaser's Interest specified therein.

"Purchased Receivables Percentage" shall mean, with respect to any Seller (or Seller Division) as to which Tyson has submitted a Seller Termination Request, the percentage equivalent of a fraction, the numerator of which is an amount equal to the aggregate Outstanding Balance of Receivables sold by such Seller (or Seller Division) as of the applicable Seller Termination Request Date, and the denominator of which is an amount equal to the aggregate Outstanding Balance of all Receivables as of such date.

"Purchase Price", as used in the Receivables Purchase Agreement, shall have, the meaning set forth in Section 3.01 of the Receivables Purchase Agreement.

"Purchaser" shall have the meaning specified in Section 10.06(d)(i) of the Receivables Transfer Agreement.

"Purchase Termination Date" shall have the meaning specified in Section 8.01 of the Receivables Purchase Agreement.

"Rabobank" shall mean Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International", New York Branch, in its individual capacity, and its successors.

"Rabobank Roles" shall have the meaning specified in Section 10.12(b) of the Receivables Transfer Agreement.

"Rating Agencies" shall mean on any date of determination the rating agencies then rating the Commercial Paper at the request of any CP Conduit Purchaser.

"Rating Confirmation" shall mean, with respect to any CP Conduit Purchaser and any material amendment, modification, waiver or other action to be taken pursuant to the terms of the Transaction Documents, a confirmation by each of the Rating Agencies that such proposed amendment, modification, waiver or action shall not result in a downgrade or withdrawal of such Rating Agency's then current rating of the Commercial Paper.

"Receivable" shall mean the United States dollar-denominated indebtedness owed to the Seller by an Obligor under a Contract and rights of payment and other payment obligations (whether or not earned by performance), whether constituting an account, chattel paper, instrument, investment property or general intangible, arising in connection with property or goods that have been or are to be sold, leased or otherwise disposed of, or services rendered or to be rendered, by the originator, in each case in its ordinary course of business and includes the right to payment of any Finance Charges and other obligations of such Obligor with respect thereto. Notwithstanding the foregoing, once a Receivable has been deemed collected pursuant to Section 2.10 of the Receivables Transfer Agreement, it shall no longer constitute a Receivable under the Receivables Transfer Agreement.

"Receivables Purchase Agreement" shall mean the Receivables Purchase Agreement, dated as of October 17, 2001, by and between the Sellers, as sellers, and the Transferor, as purchaser, as such agreement may be amended, supplemented or otherwise modified and in effect from time to time.

"Receivables Transfer Agreement" shall mean the Receivables Transfer Agreement, dated as of October 17, 2001, by and between the Transferor, Tyson, individually, as Collection Agent and as Guarantor, the CP Conduit Purchasers, the Committed Purchasers, the Funding Agents and the Administrative Agent, as such agreement may be amended, supplemented or otherwise modified and in effect from time to time.

"Recipient" shall have the meaning specified in Section 2.15 of the Receivables Transfer Agreement.

"Records" shall mean all Contracts and other documents, books, records and other writings and information (including, without limitation, computer programs, tapes, discs, punch cards, data processing software and related property and rights) maintained with respect to Receivables and the related Obligors.

"Reduction Notice" shall mean an irrevocable notice of a reduction in the Net Investment pursuant to Section 2.06(e) of the Receivables Transfer Agreement, executed by the Transferor, substantially in the form of Exhibit L to the Receivables Transfer Agreement.

"Related Group" shall mean, with respect to each CP Conduit Purchaser, (i) such CP Conduit Purchaser, the related Committed Purchaser(s) specified in Schedule B and their respective successors and assigns, (ii) the related Funding Agent specified in Schedule B and any successors or permitted assigns and, if applicable, (iii) the related Liquidity Provider, specified in a liquidity agreement among the CP Conduit Purchaser, the related Funding Agent, the related Liquidity Provider and the related Committed Purchaser, and any successors or permitted assigns.

"Related Security" shall mean, with respect to any Receivable, all of the Seller's or Transferor's right, title and interest in, to and under:

(a) the merchandise (including returned or repossessed merchandise), if any, the sale of which by the Seller gave rise to such Receivable;

(b) all other security interests or liens and property subject thereto from time to time, if any, purporting to secure payment of such Receivable, whether pursuant to the Contract related to such Receivable or otherwise, together with all financing statements signed by an Obligor describing any collateral securing such Receivable;

(c) all guarantees, indemnities, warranties, insurance (and proceeds thereof) or other agreements or arrangements of any kind from time to time supporting or securing payment of such Receivable whether pursuant to the Contract related to such Receivable or otherwise;

(d) all Records related to such Receivable;

(e) in the case of the Administrative Agent for the benefit of the CP Conduit Purchasers and the Committed Purchasers, all rights and remedies of the Transferor under the Receivables Purchase Agreement, together with all financing statements naming any Seller as debtor or seller and the Transferor as secured party or buyer filed in connection therewith; and

(f) all Proceeds of any of the foregoing.

"Relevant UCC" shall mean, with respect to any state, the Uniform Commercial Code as from time to time in effect in such state.

"Required Committed Purchasers" shall mean Committed Purchasers having Commitment Pro Rata Shares in the aggregate equal to more than 66-2/3% or, if the Commitments have been terminated, having more than 66-2/3% of sum of the Net Investment and the Nonrenewing Amounts of all Committed Purchasers; provided that the Commitment of any defaulting Committed Purchaser that has not paid all amounts due and owing by it in respect of Purchases it was obliged to make shall not be included in the Commitments for purposes of this definition.

"Response Deadline" shall have the meaning specified in Section 2.26(b) of the Receivables Transfer Agreement.

"Responsible Officer" shall mean with respect to Tyson, any Seller or the Transferor, any officer directly or indirectly responsible for the execution of the transactions contemplated by the Transaction Documents.

"Sale Notice" shall mean an irrevocable written notice given by an authorized signer or authorized officer of a CP Conduit Purchaser (or on behalf of the CP Conduit Purchaser by the Funding Agent with respect to such CP Conduit Purchaser) to the Committed Purchaser(s) or Liquidity Provider(s), as the case may be, in its Related Group committing to sell, assign and transfer to such Committed Purchaser(s) or Liquidity Provider(s), the CP Conduit Purchaser's Interest, which notice shall designate (a) the applicable Purchase Date, (b) the CP Conduit Purchaser's Interest and the Net Investment, (c) the Purchase Price (including a calculation of the Purchase Price) and (d) that no CP Conduit Purchaser's Insolvency Event has occurred.

"Seller Addition Date" shall have the meaning specified in Section 7.02 of the Receivables Purchase Agreement.

"Seller Division" shall mean any business unit or operating assets acquired by a Seller which is made part of an existing division of a Seller or made a new division (but not a subsidiary) of a Seller.

"Seller Termination Request" shall have the meaning specified in Section 8.03(b) of the Receivables Purchase Agreement.

"Seller Termination Request Date" shall have the meaning specified in Section 8.03(b) of the Receivables Purchase Agreement.

"Sellers" shall have the meaning specified in the recitals to the Receivables Purchase Agreement.

"Servicing Fee" shall mean the fees payable by the Transferor to the Collection Agent in an amount equal to the Servicing Fee Percentage multiplied by the amount of the aggregate Outstanding Balance of the Receivables, or such other amount as may be determined pursuant to Section 6.02(b) of the Receivables Transfer Agreement. Such fee shall accrue from the date of the initial purchase of an interest by a CP Conduit Purchaser in the Receivables to the later of the Termination Date or the date on which the Percentage Factor is reduced to zero. On or prior to the Termination Date, such fee shall be payable only from Collections pursuant to, and subject to the priority of payments set forth in, Section 2.05 of the Receivables Transfer Agreement. After the Termination Date, such fee shall be payable only from Collections pursuant to, and subject to the priority of payments set forth in, Section 2.06 of the Receivables Transfer Agreement.

"Servicing Fee Percentage" shall mean 1.0% per annum.

"Servicing Fee Reserve Ratio" shall mean, at any time, an amount equal to the product of (i) the Servicing Fee Percentage and (ii) a fraction having as the numerator, the product of (a) 2 and (b) the DSO, and as the denominator, 360.

"Settlement Date" shall mean the second Business Day following the related Settlement Statement Date.

"Settlement Period" shall mean the period of days from and including the first day of a fiscal month of Tyson to and including the last day of such fiscal month.

"Settlement Statement" shall mean a report, in substantially the form attached to the Receivables Transfer Agreement as Exhibit D-2 or in such other form as is mutually agreed to by the Transferor and each Funding Agent, delivered by the Collection Agent to the Administrative Agent on each Settlement Date pursuant to Section 2.12 of the Receivables Transfer Agreement or prior to an Incremental Transfer pursuant to Section 2.02(a) of the Receivables Transfer Agreement.

"Settlement Statement Date" shall mean the 15th day of a calendar month, or if that day is not a Business Day, the next following Business Day.

"Solvent" shall mean, with respect to any Person, that the fair value of the assets of such Person (both at fair valuation and at present fair saleable value) is, on the date of determination, greater than the total amount of liabilities (including contingent and unliquidated liabilities) of such Person as of such date and that, as of such date, such Person is able to pay all liabilities of such Person as such liabilities mature and such Person does not have unreasonably small capital with which to carry on its business. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

"Special Obligors" are Obligors designated by the Administrative Agent and the Required Committed Purchasers (in their sole discretion upon Tyson's request) and approved by the Rating Agencies which will each be permitted to exceed the Concentration Factor. The names of the Special Obligors and the percentages applicable to each of the Special Obligors will be specified on Schedule C to the Receivables Transfer Agreement, as such Schedule may be amended or modified by the Funding Agents and approved by the Rating Agencies from time to time to add or delete Obligors or to change the percentages applicable to Special Obligors. The initial Special Obligors and the applicable percentages will be specified on Schedule C as of the Closing Date. At such time as the requirements in Schedule C are not met by any Obligor, the Concentration Factor for such Obligor will be calculated as specified in the definition of Concentration Factor.

"Specified Bankruptcy Opinion Provisions" shall mean the factual assumptions (including those contained in the factual certificate referred to therein) and the actions to be taken by the Sellers or the Transferor, in each case as specified in the legal opinion of Kutak Rock L.L.P. relating to certain bankruptcy matters delivered on the Closing Date.

"Standard & Poor's" or "S&P" shall mean Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors and assigns.

"Subordinated Note" shall have the meaning specified in Section 3.02(b) of the Receivables Purchase Agreement.

"Subsidiary" of a Person shall mean any Person more than 50% of the outstanding voting interests of which shall at any time be owned or controlled, directly or indirectly, by such Person or by one or more Subsidiaries of such Person or any similar business organization which is so owned or controlled.

"SunTrust" shall mean SunTrust Bank, in its individual capacity, and its successors.

"SunTrust Roles" shall have the meaning specified in Section 10.12(c) of the Receivables Transfer Agreement.

"Termination Date" shall mean with respect to each CP Conduit Purchaser and Committed Purchaser the earliest of (i) the Business Day designated by the Transferor to the CP Conduit Purchasers and Committed Purchasers as the Termination Date for the Aggregate Commitment at any time following fifteen (15) Business Days' written notice to the CP Conduit Purchasers and the Committed Purchasers, (ii) the day upon which a Termination Date is declared or automatically occurs relating to a Termination Event pursuant to Section 7.02(a) of the Receivables Transfer Agreement, (iii) if no Term-out Period Advance has been made two (2) Business Days prior to the latest Commitment Expiry Date, (iv) the Purchase Termination Date with respect to all the Sellers under the Receivables Purchase Agreement, (v) the earliest date on which all amounts due and owing to the CP Conduit Purchasers and the Committed Purchasers under the Receivables Transfer Agreement and the other Transaction Documents have been paid in full, and the Aggregate Commitment has been reduced to zero pursuant to the Receivables Transfer Agreement, (vi) 364 days after the most recent Term-out Period Advance has been made (which, for the avoidance of doubt would be August 4, 2010 if a Term-out Period Advance is made on August 5, 2009 at the request of the Transferor pursuant to Section 2.26(c)) and (vii) August 4, 2010.

"Termination Event" shall mean an event described in Section 7.01(1) of the Receivables Transfer Agreement.

"Term-out Period Account" shall mean, for any Nonrenewing Committed Purchaser, the Term-out Period Account in the name of and owned by the Transferor and maintained by such Nonrenewing Committed Purchaser and subject to an account control agreement satisfactory to such Nonrenewing Committed Purchaser, to secure the Transferor's obligation to repay the Term-out Period Advance made by such Nonrenewing Committed Purchaser.

"Term-out Period Account Funded Incremental Transfer" shall mean any Incremental Transfer made by a Nonrenewing Committed Purchaser the Transfer Price of which is funded by a withdrawal of funds from such Nonrenewing Committed Purchaser's Term-out Period Account.

"Term-out Period Advance" shall mean, as of any date of determination in respect of any Nonrenewing Committed Purchaser the amount deposited by such Nonrenewing Committed Purchaser into a Nonrenewing Committed Purchaser's Term-out Period Account pursuant to Section 2.26(c) of the Receivables Transfer Agreement minus any funding in respect of Term-out Period Account Funded Incremental Transfers accepted by such Nonrenewing Committed Purchaser plus any repayments or prepayments that are paid to such Term-out Period Account. The term "Term-out Period Advance" does not include any advances in respect of Term-out Period Account Funded Incremental Transfers.

"Three Pillars" shall mean Three Pillars Funding Corporation, a Delaware corporation, and its successors and assigns.

"Tranche" shall mean a portion of the Net Investment or, with respect to any Term-out Period Advance, the principal amount of such Term-out Period Advance, in each case allocated to a Tranche Period pursuant to Section 2.03 of the Receivables Transfer Agreement.

"Tranche Period" shall mean a CP Tranche Period, a BR Tranche Period or a Eurodollar Tranche Period, as applicable.

"Tranche Rate" shall mean the CP Rate, the Base Rate or the Eurodollar Rate, as applicable, plus, in the case of the Base Rate or the Eurodollar Rate, the Applicable Margin.

"Transaction Documents" shall mean, collectively, the Receivables Transfer Agreement, the Receivables Purchase Agreement, the Asset Purchase Agreements, the Fee Letter, the Lockbox Agreements, the Subordinated Note and all of the other instruments, documents, certificates and other agreements executed and delivered by the Sellers or the Transferor in connection with any of the foregoing, in each case, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Transfer" shall mean a conveyance, transfer and assignment by the Transferor to the CP Conduit Purchasers or the Committed Purchasers of an undivided percentage ownership interest in Receivables and Related Security pursuant to, and in accordance with, the Receivables Transfer Agreement (including, without limitation, as a result of any reinvestment of Collections in Transferred Interests pursuant to Section 2.02(b) and 2.05 of the Receivables Transfer Agreement).

"Transfer Certificate" shall have the meaning specified in Section 2.02(a) of the Receivables Transfer Agreement.

"Transfer Date" shall mean, with respect to each Transfer, the Business Day on which such Transfer is made.

"Transfer Price" shall mean, with respect to any Incremental Transfer, the amount paid to the Transferor by the CP Conduit Purchasers or the Committed Purchasers, as applicable, as described in the applicable Transfer Certificate. The Transfer Price for any Incremental Transfer shall be equal to the aggregate Net Investment (including such Incremental Transfer) minus the aggregate portion of the Net Investment paid in connection with all prior Transfers.

"Transferor" shall mean Tyson Receivables Corporation, a Delaware corporation, and its successors and permitted assigns.

"Transferred Interest" shall mean, on any date of determination, an undivided percentage ownership interest of the CP Conduit Purchasers and/or the Committed Purchasers, as applicable, in (i) each and every then outstanding Receivable, (ii) all Related Security with respect to each such Receivable, (iii) all Collections with respect thereto, and (iv) other Proceeds of the foregoing, which undivided ownership interest shall be equal to the Percentage Factor at such time, and only at such time (without regard to prior calculations). The Transferred Interest in each Receivable, together with Related Security, Collections and Proceeds with respect thereto, shall at all times be equal to the Transferred Interest in each other Receivable, together with Related Security, Collections and Proceeds with respect thereto. To the extent that the Transferred Interest shall decrease as a result of a recalculation of the Percentage Factor, the CP Conduit Purchasers and/or the Committed Purchasers, as applicable, shall be considered to have reconveyed to the Transferor an undivided percentage ownership interest in each Receivable, together with Related Security, Collections and Proceeds with respect thereto, in an amount equal to such decrease such that, in each case, the Transferred Interest in each Receivable shall be equal to the Transferred Interest in each other Receivable.

"Transfer Supplement" shall have the meaning specified in Section 10.06(d)(i) of the Receivables Transfer Agreement.

"Transfer/Tranche Period Request" shall mean an irrevocable request for an Incremental Transfer or a Tranche Period, executed by the Transferor, substantially in the form of Exhibit K to the Receivables Transfer Agreement.

"Tyson" shall mean Tyson Foods, Inc., a Delaware corporation.

"U.S." or "United States" shall mean the United States of America and its territories.

"Weekly Report" shall have the meaning specified in Section 2.12(a) of the Receivables Transfer Agreement.

"Weekly Settlement Date" shall mean each Friday, or if Friday is not a Business Day, the next Business Day.